   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2001

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           LIFEPOINT HOSPITALS, INC.
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                52-2165845
    (State or other jurisdiction of incorporation or               (I.R.S. Employer Identification No.)
                      organization)

                          103 POWELL COURT, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 372-8500
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                             ---------------------

                            JAMES M. FLEETWOOD, JR.
                CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER,
                     CHIEF OPERATING OFFICER AND PRESIDENT
                          103 POWELL COURT, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 372-8500
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

                 PAUL D. GILBERT, ESQ.                                    MORTON A. PIERCE, ESQ.
             WALLER LANSDEN DORTCH & DAVIS,                                DEWEY BALLANTINE LLP
        A PROFESSIONAL LIMITED LIABILITY COMPANY                       1301 AVENUE OF THE AMERICAS
              511 UNION STREET, SUITE 2100                               NEW YORK, NEW YORK 10019
               NASHVILLE, TENNESSEE 37219                                     (212) 259-8000
                     (615) 244-6380

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   As soon
as practicable after the effective date of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
                                                  ---------------

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED             PROPOSED
             TITLE OF EACH                    AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
          CLASS OF SECURITIES                  TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
           TO BE REGISTERED                REGISTERED(1)        PER UNIT(2)       OFFERING PRICE(2)           FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(3)              3,795,000            $38.63            $146,600,850            $36,651
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 495,000 shares of common stock which the underwriters have the option to purchase from the registrant solely to cover over-allotments, if any.
(2) Pursuant to Rule 457(c), the proposed maximum aggregate offering price is estimated solely for the purpose of calculating the registration fee and is based on the average of the high and low reported sales prices of the common stock of the registrant on National Market System on February 14, 2001.
(3) Includes associated preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 2,640,000 shares of common stock. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 660,000 shares of common stock. The prospectuses for each of the U.S. offering and the international offering will be identical with the exception of an alternate front cover page, an alternate back cover page, and an alternate "Underwriting" section for the international offering. These alternate pages appear in this registration statement immediately following the complete prospectus for the U.S. offering.

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 16, 2001

PROSPECTUS

                                3,300,000 SHARES

                                 LIFEPOINT LOGO

                                  COMMON STOCK
                             ----------------------

     We are offering 3,300,000 shares. The U.S. underwriters are offering 2,640,000 shares in the U.S. and Canada and the international managers are offering 660,000 shares outside the U.S. and Canada.

     Our shares are quoted on the Nasdaq National Market under the symbol "LPNT." On February 14, 2001, the last sale price for our common stock as reported on the Nasdaq National Market was $39.13 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE          TOTAL
                                                             ---------          -----
Public offering price......................................     $                 $
Underwriting discount......................................     $                 $
Proceeds, before expenses, to LifePoint....................     $                 $

     The U.S. underwriters may also purchase up to an additional 396,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 99,000 shares from us.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about
          , 2001.
                             ----------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
SALOMON SMITH BARNEY
                            SUNTRUST EQUITABLE SECURITIES
                                                   UBS WARBURG LLC

                             ----------------------
                THE DATE OF THIS PROSPECTUS IS           , 2001.

                                 LIFEPOINT MAP
[Map of the United States identifying 21 hospitals located in seven states]

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary..............................    3
Risk Factors....................................    9
Forward-Looking Statements......................   16
Use of Proceeds.................................   17
Dividend Policy.................................   17
Price Range of Common Stock.....................   18
Capitalization..................................   19
Selected Consolidated Financial and Other
  Operating Data................................   20
Unaudited Pro Forma Condensed Consolidated
  Financial Statements..........................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   25

                                                  PAGE
                                                  ----
Business........................................   35
Management......................................   51
Principal Stockholders..........................   53
Description of Capital Stock....................   55
Material United States Federal Income and Estate
  Tax Considerations for Non-United States
  Holders.......................................   59
Underwriting....................................   62
Legal Matters...................................   65
Experts.........................................   65
Where You Can Find Additional Information.......   65
Incorporation of Certain Information by
  Reference.....................................   66
Index to Financial Statements...................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment options. In this prospectus, "LifePoint," "our company," "we," "us" and "our" refer to LifePoint Hospitals, Inc. and its subsidiaries.

                               ABOUT OUR COMPANY

WHO WE ARE

     We operate 21 general, acute care hospitals with an aggregate of 1,988 licensed beds in growing, non-urban communities. In all but one of our communities, our hospital is the only provider of acute care hospital services. Our hospitals are located in Alabama, Florida, Kansas, Kentucky, Tennessee, Utah and Wyoming. For the year ended December 31, 2000, we generated $557.1 million in net revenues and EBITDA of $105.8 million.

THE NON-URBAN HEALTHCARE MARKET

     We believe that growing, non-urban healthcare markets are attractive because of the following factors:

     - LESS COMPETITION. Non-urban communities have smaller populations with fewer hospitals and other healthcare service providers. We believe that the smaller populations and the relative significance of the one or two acute care hospitals in these markets discourage the entry of new providers.

     - MORE FAVORABLE PAYMENT ENVIRONMENT. Non-urban hospitals can often negotiate reimbursement rates with managed care plans that are more favorable, in general, than those available in urban markets. Moreover, when compared to acute care hospitals in urban markets, acute care hospitals in non-urban markets generally receive a lower percentage of their revenues from managed care payors, such as HMOs and PPOs.

     - COMMUNITY FOCUS. We believe that non-urban areas generally view the local hospital as an integral part of the community.

     - ACQUISITION OPPORTUNITIES. Not-for-profit and governmental entities own most non-urban hospitals. These entities typically have limited access to capital and sometimes lack management resources. As a result, we believe that many non-urban hospitals are attractive acquisition candidates.

OPERATING PHILOSOPHY

     We are committed to operating acute care hospitals in growing, non-urban markets. As a result, we adhere to an operating philosophy that is focused on the unique patient and provider needs and opportunities in these communities. This philosophy includes a commitment to:

     - improving the quality and scope of available healthcare services;

     - providing physicians a positive environment in which to practice medicine, with access to necessary equipment and resources;

     - providing an outstanding work environment for employees;

     - recognizing and expanding the hospital's role as a community asset; and

     - continuing to improve each hospital's financial performance.

BUSINESS STRATEGY

     We manage our hospitals in accordance with our operating philosophy and have developed the following strategies tailored for each of our markets:

     - EXPAND BREADTH OF SERVICE AND ATTRACT COMMUNITY PATIENTS. We strive to increase revenues by improving the quality and broadening the scope of healthcare services available at our facilities. We believe these actions will encourage patients to seek care at our hospitals rather than at competing facilities in other communities.

     - STRENGTHEN PHYSICIAN RECRUITING AND RETENTION. We seek to enhance the quality of care available locally by recruiting and retaining physicians for our non-urban communities. We continue to recruit physicians from a broad range of specialties targeted to the needs of each community.

     - RETAIN AND DEVELOP STABLE MANAGEMENT. We seek to retain the executive teams at our hospitals to enhance medical staff relations and maintain continuity of relationships within the community.

     - IMPROVE MANAGED CARE POSITION. We strive to improve our revenues from managed care plans by negotiating facility-specific contracts with these payors on terms appropriate for smaller, non-urban markets. When we operated as a division of HCA -- The Healthcare Company (formerly Columbia/HCA Healthcare Corporation), we did not have the ability to negotiate facility-specific managed care agreements and were often tied to arrangements more favorable to HCA's urban hospitals.

     - IMPROVE EXPENSE MANAGEMENT. We seek to control costs by, among other things, reducing labor costs, improving labor productivity, controlling supply expenses and reducing uncollectible revenues. We believe that as our company grows, we will likely benefit from our ability to spread fixed administrative costs over a larger base of operations.

     - ACQUIRE OTHER HOSPITALS. We continue to pursue a disciplined acquisition strategy and seek to identify and acquire attractive hospitals in growing, non-urban markets.

     As a result of these initiatives, during the year ended December 31, 2000, we increased our revenues 8.1% and increased EBITDA 35.4% compared to the year ended December 31, 1999. In addition, we increased EDITDA margins to 19.0% during the year ended December 31, 2000 compared to 15.2% during the year ended December 31, 1999, and we decreased our leverage ratio to 2.7x as of December 31, 2000 from 3.3x as of December 31, 1999.

OUR FORMATION

     We were formed as a division of HCA in November 1997 to operate general, acute care hospitals in non-urban communities. We became an independent, publicly-traded company on May 11, 1999 when HCA distributed all outstanding shares of our common stock to its stockholders.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, and our telephone number is 615-372-8500. Our World Wide Web address is www.lifepointhospitals.com. Information in the website is not part of this prospectus and should not be considered part of this prospectus.

                                  THE OFFERING

Common stock offered by LifePoint:
     U.S. offering..........................    2,640,000 shares
     International offering.................    660,000 shares
                                                --------------
          Total.............................    3,300,000 shares
Shares outstanding after the offering.......    38,009,504 shares(a)
Use of proceeds.............................    We estimate that our net proceeds from this
                                                offering, assuming an offering price of
                                                $39.13 per share, the closing price on
                                                February 14, 2001, will be approximately
                                                $121.0 million. We intend to use these net
                                                proceeds to repay outstanding indebtedness
                                                under our bank credit agreement or, subject
                                                to obtaining the consent of our senior
                                                lenders, repay a portion of the outstanding
                                                indebtedness under our bank credit agreement
                                                and redeem a portion of our senior
                                                subordinated notes.
Risk factors................................    See "Risk Factors" and other information
                                                included in this prospectus for a discussion
                                                of factors you should carefully consider
                                                before deciding to invest in shares of our
                                                common stock.
Nasdaq National Market symbol...............    LPNT

---------------

(a) Excludes 4,321,974 shares reserved for issuance under our stock option plans, of which options to purchase 3,339,748 shares at a weighted average option price of $11.73 have been issued as of December 31, 2000. The number of shares outstanding after the offering also excludes 171,026 shares reserved for issuance under stock purchase plans. The share amount does include 2,237,375 shares which have not yet been allocated to employees under our Employee Stock Ownership Plan. This number also assumes that the underwriters' over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 495,000 shares.

            SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL AND OTHER OPERATING DATA

     The following table contains our summary historical and pro forma condensed consolidated financial data for each of the fiscal years in the three year period ended December 31, 2000. You should read this table together with the consolidated financial statements and the related notes included later in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We derived the historical financial data as of and for the three years ended December 31, 2000 from our audited consolidated financial statements.

     The summary pro forma information is unaudited and does not purport to represent what our results actually would have been if these events had occurred at the date indicated, nor does this information purport to project our results for any future period. Dollars are in millions, except per share amounts.

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                                                      PRO FORMA
                                                    1998        1999        2000       2000(A)
                                                  --------    --------    --------    ---------
SUMMARY OF OPERATIONS:
Revenues........................................  $  498.4    $  515.2    $  557.1     $557.1

  Salaries and benefits.........................     220.8       217.4       224.2      224.2
  Supplies......................................      62.0        64.2        67.0       67.0
  Other operating expenses......................     117.2       117.3       118.1      118.1
  Provision for doubtful accounts...............      41.6        38.2        42.0       42.0
  Depreciation and amortization.................      28.3        31.4        34.1       34.1
  Interest expense..............................      19.1        23.4        30.7       18.8
  Management fees...............................       8.9         3.2          --         --
  ESOP expense..................................        --         2.9         7.1        7.1
  Impairment of long-lived assets...............      26.1        25.4        (1.4)      (1.4)
                                                  --------    --------    --------     ------
                                                     524.0       523.4       521.8      509.9
                                                  --------    --------    --------     ------
Income (loss) from continuing operations before
  minority interests and income taxes...........     (25.6)       (8.2)       35.3       47.2
Minority interests in earnings of consolidated
  entities......................................       1.9         1.9         2.2        2.2
                                                  --------    --------    --------     ------
Income (loss) from continuing operations before
  income taxes..................................     (27.5)      (10.1)       33.1       45.0
Provision (benefit) for income taxes............      (9.8)       (2.7)       15.2       19.8
                                                  --------    --------    --------     ------
Income (loss) from continuing operations(b).....  $  (17.7)   $   (7.4)   $   17.9     $ 25.2
                                                  ========    ========    ========     ======
Net income (loss)(b)............................  $  (21.8)   $   (7.4)   $   17.9
                                                  ========    ========    ========
Basic earnings (loss) per share:
  Income (loss) from continuing operations(b)...  $  (0.59)   $  (0.24)   $   0.57     $ 0.72
  Net income (loss)(b)..........................  $  (0.73)   $  (0.24)   $   0.57
  Shares used in computing basic earnings (loss)
     per share (in millions)....................      30.0        30.5        31.6       34.9
Diluted earnings (loss) per share:
  Income (loss) from continuing operations(b)...  $  (0.59)   $  (0.24)   $   0.54     $ 0.70
  Net income (loss)(b)..........................  $  (0.73)   $  (0.24)   $   0.54
  Shares used in computing diluted earnings
     (loss) per share (in millions).............      30.0        30.5        32.9       36.2

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                                                      PRO FORMA
                                                    1998        1999        2000       2000(A)
                                                  --------    --------    --------    ---------
FINANCIAL POSITION (AS OF END OF YEAR):
Assets..........................................  $  355.0    $  420.4    $  488.0     $486.8
Long-term debt, including amounts due within one
  year..........................................       0.6       260.2       289.4      168.4
Intercompany balances payable to HCA............     167.6          --          --         --
Working capital.................................      26.9        42.2        65.4       77.3
OTHER OPERATING DATA:
EBITDA(c).......................................  $   56.8    $   78.1    $  105.8     $105.8
Net cash flows provided by operating
  activities....................................      47.5        59.3        83.4
Net cash flows used in investing activities.....     (31.5)      (68.8)      (91.8)
Net cash flows provided by (used in) financing
  activities....................................     (16.0)       22.0        35.6
Capital expenditures............................      29.3        64.8        31.4
Number of hospitals at end of period............        23          23          20
Number of licensed beds at end of period(d).....     2,169       2,169       1,963
Weighted average licensed beds(e)...............     2,127       2,169       2,056
Admissions(f)...................................    62,269      64,081      66,085
Equivalent admissions(g)........................   110,029     114,321     119,812
Average length of stay (days)(h)................       4.4         4.2         4.1
Same hospital (percent changes)(i)
  Admissions....................................      (0.8)        3.2         2.6
  Equivalent admissions.........................       0.2         4.2         6.5

---------------

(a) The pro forma summary of operations data for the year ended December 31, 2000 gives effect to our sale of 3,300,000 shares of common stock offered in this prospectus and the application of the estimated net proceeds of $121.0 million from the sale of the common stock to the repayment of debt under our bank credit agreement as described in "Use of Proceeds" as if these transactions had been completed as of January 1, 2000. The pro forma financial position data as of December 31, 2000 gives effect to our sale of 3,300,000 shares of common stock offered in this prospectus and the application of the estimated net proceeds to the repayment of debt under our bank credit agreement as described in "Use of Proceeds," as if these transactions had been completed as of December 31, 2000. If we use the net proceeds of this offering to repay a portion of the amounts outstanding under our bank credit agreement and redeem a portion of our $150 million
     10 3/4% senior subordinated notes as described in "Use of Proceeds," then the pro forma summary of operations data for the year ended December 31, 2000 would not differ significantly from that shown and our long-term debt shown in the pro forma financial position data as of December 31, 2000 would be $171.8 million.
(b) Includes gain on impairment of long-lived assets of $1.4 million ($0.8 million after-tax or $0.02 diluted earnings per share) for historical and pro forma for the year ended December 31, 2000. Includes charges related to impairment of long-lived assets of $25.4 million ($16.2 million after-tax or $0.53 diluted loss per share) and $26.1 million ($15.9 million after-tax or $0.53 diluted loss per share) for the years ended December 31, 1999 and 1998, respectively.
(c) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities and income taxes. EBITDA is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(d) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(e) Represents the average number of licensed beds weighted based on periods owned.
(f) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and is used by management and certain investors as a general measure of inpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(g) Equivalent admissions is used by management and investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(h) Represents the average number of days admitted patients stay in our hospitals. Average length of stay has declined as a result of the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures and by technological and pharmaceutical improvements.
(i) "Same hospital" information excludes the operations of hospitals which we either acquired or divested during the years presented.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our common stock. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also constrain our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

OUR REVENUES MAY DECLINE IF FEDERAL OR STATE PROGRAMS REDUCE OUR MEDICARE OR MEDICAID PAYMENTS OR MANAGED CARE COMPANIES REDUCE OUR REIMBURSEMENTS.

     For the year ended December 31, 2000, we derived 47.0% of our revenues from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs. These changes have decreased the amounts of money we receive for our services to patients who participate in these programs.

     In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system. Medicare-reimbursed, hospital-outpatient services converted to a prospective payment system on August 1, 2000. This system creates limitations on levels of payment for a substantial portion of hospital outpatient procedures. Future federal and state legislation may further reduce the payments we receive for our services.

     A number of states have adopted legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care to their residents. Some states propose to enroll Medicaid recipients in managed care programs and impose additional taxes on hospitals to help finance or expand the states' Medicaid systems.

     In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly attempt to control healthcare costs by requiring that hospitals discount their fees in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

WE MAY BE SUBJECTED TO ALLEGATIONS THAT WE FAILED TO COMPLY WITH GOVERNMENTAL REGULATION WHICH COULD RESULT IN SANCTIONS THAT REDUCE OUR REVENUE AND PROFITABILITY.

     All participants in the healthcare industry are required to comply with many laws and regulations at the federal, state and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, privacy, compliance with building codes and environmental protection. These laws often contain safe harbor provisions which describe some of the conduct and business relationships that are immune from prosecution. Some of our current business arrangements do not qualify for a safe harbor. This does not automatically render our arrangements illegal. However, we may be subject to scrutiny by enforcement authorities. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our hospitals and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs.

     Significant media and public attention recently has focused on the hospital industry due to ongoing investigations related to referrals, cost reporting and billing practices, laboratory and home healthcare services and physician ownership and joint ventures involving hospitals. Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the United States Department of Health and Human Services and the United States Department of Justice periodically establish enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Recent initiatives include a focus on hospital billing practices.

     In public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry and which have not previously been challenged in this manner. Moreover, some government investigations that have in the past been conducted under the civil provisions of federal law are now being conducted as criminal investigations under the Medicare fraud and abuse laws.

     The laws and regulations that we must comply with are complex and subject to change. In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

IF WE FAIL TO EFFECTIVELY RECRUIT AND RETAIN PHYSICIANS AND NURSES OUR ABILITY TO DELIVER HEALTHCARE SERVICES EFFICIENTLY WILL SUFFER.

     Physicians generally direct the majority of hospital admissions. Our success, in part, depends on the number and quality of physicians on our hospitals' medical staffs, the admissions practices of these physicians and the maintenance of good relations with these physicians. We generally do not employ physicians. Only a limited number of physicians practice in the non-urban communities where our hospitals are located. Our primary method of adding or expanding medical services is the recruitment of new physicians into our communities.

     The success of our recruiting efforts depends on several factors. In general, there is a shortage of specialty care physicians. We face intense competition in the recruitment of specialists because of the difficulty convincing these individuals of the benefits of practicing in a rural community. Physicians are concerned with the patient volume in rural hospitals and whether the volume will allow them to generate income comparable to that which they would generate in an urban setting. If the trend in the United States over the last several years to move out of cities and into more rural areas changes and the growth rate in the rural communities where our hospitals operate slows, then we could experience difficulty attracting physicians to practice in our communities.

     There is generally a shortage of nurses. Our hospitals may be forced to hire expensive contract nurses if they are unable to recruit and retain nurses. The shortage of nurses may affect our hospitals' ability to deliver healthcare services efficiently.

OUR REVENUE IS HEAVILY CONCENTRATED IN KENTUCKY AND TENNESSEE, WHICH MAKES US PARTICULARLY SENSITIVE TO REGULATORY AND ECONOMIC CHANGES IN THOSE STATES.

     Our revenue is particularly sensitive to regulatory and economic changes in the states of Kentucky and Tennessee. As of December 31, 2000, we operated 20 hospitals with six located in the Commonwealth of Kentucky and six located in the State of Tennessee. Based on those 20 hospitals, we generated 38.8% of our revenue from our Kentucky hospitals and 20.7% from our Tennessee hospitals for the year ended December 31, 2000. Effective January 2, 2001, we began operating Bluegrass Community Hospital in Versailles, Kentucky. One managed care organization that participates in Tennessee's Medicaid program has been placed in receivership by the State of Tennessee. Other managed care organizations in the states in which we derive significant revenue may encounter similar difficulties in paying claims in the future.

WE MAY HAVE DIFFICULTY ACQUIRING HOSPITALS ON FAVORABLE TERMS, AVOIDING UNKNOWN OR CONTINGENT LIABILITIES OF ACQUIRED HOSPITALS AND, BECAUSE OF REGULATORY SCRUTINY, ACQUIRING NONPROFIT ENTITIES.

     One element of our business strategy is expansion through the acquisition of acute care hospitals in growing, non-urban markets. We face significant competition to acquire other attractive, rural hospitals. We may not find suitable acquisitions on favorable terms. We also may incur or assume additional indebtedness as a result of the consummation of any acquisitions. In addition, in order to ensure the tax-free treatment of the distribution of our stock from HCA, our ability to issue stock as consideration for acquisitions is limited. Our failure to acquire non-urban hospitals consistent with our growth plans could prevent us from increasing our revenues.

     We also may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We have policies to conform the practices of acquired facilities to our standards and applicable law and generally will seek indemnification from prospective sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

     In recent years, the legislatures and attorneys general of several states have become more interested in sales of hospitals by not-for-profit entities. This heightened scrutiny may increase the cost and difficulty, or prevent our completion, of transactions with not-for-profit organizations in the future.

CERTIFICATE OF NEED LAWS MAY PROHIBIT OR LIMIT ANY FUTURE EXPANSION BY US IN STATES WITH THESE LAWS.

     Some states require prior approval for the purchase, construction and expansion of health care facilities, based on a state's determination of need for additional or expanded health care facilities or services. Four states in which we currently own hospitals, Alabama, Florida, Kentucky and Tennessee, require a certificate of need for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. We may not be able to obtain certificates of need required for expansion activities in the future. If we fail to obtain any required certificate of need, our ability to operate or expand operations in these states could be impaired.

OUR SUBSTANTIAL LEVERAGE MAY LIMIT OUR ABILITY TO SUCCESSFULLY RUN OUR BUSINESS.

     We are highly leveraged. At December 31, 2000, our consolidated long-term debt equaled approximately $289.4 million. After giving effect to the use of the net proceeds of this offering, our consolidated long-term debt will equal approximately $168.4 million. We also may draw on a revolving credit commitment of up to $65 million under our bank credit agreement. In addition, we have the ability to incur additional debt, subject to limitations imposed by our credit agreement and the indenture governing the notes issued by our subsidiary, LifePoint Hospitals Holdings, Inc. Our leverage and debt service requirements could have important consequences to our stockholders, including the following:

     - make us more vulnerable to economic downturns and to adverse changes in business conditions, such as further limitations on reimbursement under Medicare and Medicaid programs;

     - limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations;

     - make us vulnerable to increases in interest rates because some of our borrowings are at variable rates of interest; and

     - require us to pay the indebtedness immediately if we default on any of the numerous financial and other restrictive covenants, including restrictions on our payments of dividends, incurrences of indebtedness and sale of assets.

     Any substantial increase in our debt levels could affect our ability to borrow funds at favorable interest rates and our future operating cash flow.

FEDERAL AND STATE INVESTIGATIONS OF HCA COULD SUBJECT OUR HOSPITALS AND OPERATIONS TO INCREASED GOVERNMENTAL SCRUTINY.

     HCA has been the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits, patient/payer actions and general liability claims. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, before our formation as an independent company, owned the facilities we now own.

     On December 14, 2000, HCA announced that it signed an agreement with the Department of Justice and four U.S. attorneys' offices resolving all pending federal criminal issues in the government's investigation. HCA also announced at this time that it signed a civil settlement agreement with the Department of Justice resolving civil false claims issues related to DRG coding, outpatient laboratory and home health. The criminal agreement has been accepted by the federal district courts. The civil settlement agreement is conditioned on court approval of the settlement, which HCA expects to receive in the first quarter of 2001. These agreements relate only to conduct that was the subject of the federal investigations resolved in the agreements, and HCA has stated publicly that it continues to discuss civil claims relating to cost reporting and physician relations with the government.

     Based on our review of documents filed by HCA with the Securities and Exchange Commission, these agreements with the government also resolve many, but not all, qui tam actions filed by private parties against HCA. In addition, representatives of state attorneys general have agreed to recommend to state officials that HCA be released from criminal and civil liability related to the matters covered by the settlement agreements.

     HCA agreed to indemnify us for any losses, other than consequential damages, arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in before the distribution that relate to the investigation. However, we could be held responsible for any claims that are not covered by the agreements reached with the federal government or for which HCA is not required to, or fails to, indemnify us. We may also be affected by the initiation of additional investigations or claims against HCA in the future, if any, and the related media coverage.

WE DEPEND SIGNIFICANTLY ON KEY PERSONNEL, AND THE LOSS OF ONE OR MORE SENIOR OR LOCAL MANAGEMENT PERSONNEL COULD LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY.

     We depend on the continued services and management experience of James M. Fleetwood, Jr. and our other executive officers. If Mr. Fleetwood or any of our other executive officers resign their positions or otherwise are unable to serve, our management expertise and ability to deliver healthcare services efficiently could be weakened. In addition, if we fail to attract and retain managers at our hospitals and related facilities our operations will suffer.

OTHER HOSPITALS PROVIDE SIMILAR SERVICES, WHICH MAY RAISE THE LEVEL OF COMPETITION FACED BY OUR HOSPITALS.

     Competition among hospitals and other healthcare providers for patients has intensified in recent years. All but one of our hospitals operate in geographic areas where we are currently the sole provider of hospital services in these communities. While our hospitals face less direct competition in our immediate service areas, we do compete with other hospitals, including larger tertiary care centers. Although these competing hospitals may be in excess of 30 to 50 miles away from our facilities, patients in these markets may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to these distant hospitals. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers.

WE HAVE LIMITED OPERATING HISTORY AS AN INDEPENDENT COMPANY.

     Prior to May 11, 1999, we operated as the America Group division of HCA. Accordingly, we do not have a long operating history as an independent, publicly-traded company. Before the distribution of our stock from HCA, we historically relied on HCA for various financial, administrative and managerial expertise relevant to the conduct of our business. HCA continues to provide some support services to us on a contractual basis. We did not generate a profit for 1999. Although we generated a profit in 2000, we may not have net profits in the future. See "Business -- Arrangements Relating to the Distribution" for more information regarding our arrangements with HCA and see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for factors that could affect our ability to generate profits.

IF OUR ACCESS TO HCA'S INFORMATION SYSTEMS IS RESTRICTED OR WE ARE NOT ABLE TO INTEGRATE CHANGES TO OUR EXISTING INFORMATION SYSTEMS, OUR OPERATIONS COULD SUFFER.

     Our business depends significantly on effective information systems to process clinical and financial information. Information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology. We rely heavily on HCA for information systems. Under a contract with an initial term that will expire on May 11, 2006, HCA provides financial, clinical, patient accounting and network information services to us. If our access to these systems is limited in the future or if HCA develops systems more appropriate for the urban healthcare market and not suited for our hospitals, our operations could suffer. In addition, as new information systems are developed, we must integrate them into our existing systems. Evolving industry and regulatory standards, including the Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," may require changes to our information systems. We may not be able to integrate new systems or changes required to our existing systems in the future effectively.

IF WE FAIL TO COMPLY WITH OUR CORPORATE INTEGRITY AGREEMENT, WE COULD BE REQUIRED TO PAY SIGNIFICANT MONETARY PENALTIES.

     In December 2000, we entered into a corporate integrity agreement with the Office of Inspector General. Under this agreement, we have an affirmative obligation to report violations of applicable laws and regulations. This obligation could result in greater scrutiny of us by regulatory authorities. Complying with our corporate integrity agreement will require additional efforts and costs. Our failure to comply with the terms of the corporate integrity agreement could subject us to significant monetary penalties.

IF WE BECOME SUBJECT TO MALPRACTICE AND RELATED LEGAL CLAIMS, WE COULD BE REQUIRED TO PAY SIGNIFICANT DAMAGES.

     In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for us to maintain adequate levels of insurance.

WE COULD INCUR SUBSTANTIAL LIABILITY IF THIS STOCK OFFERING OR OTHER FACTORS CAUSES THE DISTRIBUTION OF OUR STOCK FROM HCA TO BE TAXABLE.

     On March 30, 1999, HCA received a private letter ruling from the Internal Revenue Service concerning the United States federal income tax consequences of the distribution by HCA of our common stock and the common stock of Triad Hospitals, Inc., a publicly-traded company comprising the former Pacific Group of HCA, and the restructuring transactions that preceded the distribution. The private letter ruling provides that the distribution generally was tax-free to HCA and HCA's stockholders, except for any cash received instead of fractional shares. The IRS has issued additional private letter rulings that supplement its March 30, 1999 ruling, including supplemental rulings stating that certain transactions occurring after the distribution, including this stock offering, do not adversely affect the private letter rulings previously issued by the IRS. The March 30, 1999 ruling and the supplemental rulings are based on the accuracy of representations as to numerous factual matters and as to certain intentions of HCA, Triad and LifePoint. The inaccuracy of any of those representations could cause the IRS to revoke all or part of any of the rulings retroactively.

     If the distribution were to fail to qualify for tax-free treatment, then, in general, additional corporate tax, which would be substantial, would be payable by the consolidated group of which HCA is the common parent. Each member of HCA's consolidated group at the time of the distribution, including LifePoint, would be jointly and severally liable for this tax liability. In addition, LifePoint entered into a tax sharing and indemnification agreement with HCA and Triad, which prohibits LifePoint from taking actions that could jeopardize the tax treatment of either the distribution or the restructuring transactions that preceded the distribution, and requires LifePoint to indemnify HCA and Triad for any taxes or other losses that result from LifePoint's actions, which amounts could be substantial. If LifePoint is required to make any indemnity payments or otherwise is liable for additional taxes relating to the distribution, LifePoint's results of operations could be materially adversely affected.

WE DEPEND ON DIVIDENDS AND OTHER INTERCOMPANY TRANSFERS OF FUNDS TO MEET OUR FINANCIAL OBLIGATIONS.

     We are a holding company and hold most of our assets and conduct most of our operations through direct and indirect subsidiaries. As a holding company, our results of operations depend on the results of operations of our subsidiaries. Moreover, we depend on dividends and other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including payment of principal and interest on the senior subordinated notes issued by our subsidiary, LifePoint Hospitals Holdings, Inc. The ability of our subsidiaries to pay dividends or make other payments or advances will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing indebtedness of these subsidiaries.

OUR ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE ACQUISITIONS OF CONTROL EVEN THOUGH OUR STOCKHOLDERS MAY CONSIDER THESE PROPOSALS DESIRABLE.

     Provisions in our certificate of incorporation and bylaws may have the effect of discouraging an acquisition of control not approved by our board of directors. These provisions include:

     - the issuance of "blank check" preferred stock by the board of directors without stockholder approval;

     - higher stockholder voting requirements for some transactions, including business combinations with related parties (i.e., a "fair price provision");

     - a prohibition on taking actions by the written consent of stockholders;

     - restrictions on the persons eligible to call a special meeting of stockholders;

     - classification of the board of directors into three classes; and

     - the removal of directors only for cause and by a vote of 80% of the outstanding voting power.

     These provisions may also have the effect of discouraging third parties from making proposals involving our acquisition or change of control, although a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions could further have the effect of making it more difficult for third parties to cause the replacement of our board of directors.

     We have also adopted a stockholder rights plan. This stockholder rights plan is designed to protect stockholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the board of directors, could impair our ability to represent stockholder interests. The provisions of this stockholder rights plan may render an unsolicited takeover more difficult or might prevent a takeover.

     Provisions of the tax sharing and indemnification agreement that are intended to preserve the tax-free status of the distribution could also discourage takeover proposals or make them more expensive. See
"Business -- Arrangements Relating to the Distribution."

     We are subject to provisions of Delaware corporate law which may also restrict some business combination transactions. Delaware law may further discourage, delay or prevent someone from acquiring or merging with us.

WE HAVE NEVER PAID AND HAVE NO CURRENT PLANS TO PAY A DIVIDEND ON OUR COMMON SHARES.

     We have never paid a cash dividend and we do not anticipate paying any cash dividends in the foreseeable future. Our senior credit facility also restricts the payment of cash dividends. If we incur any future indebtedness to refinance our existing indebtedness or to fund our future growth, our ability to pay dividends may be further restricted by the terms of this indebtedness.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, including:

     - quarterly variations in operating results;

     - changes in financial estimates and recommendations by securities analysts;

     - the operating and stock price performance of other companies that investors may deem comparable; and

     - news reports relating to trends in our markets.

     Broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the sale of our common stock. See "Prospectus Summary," "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to:

     - the highly competitive nature of the healthcare business including the competition to recruit general and specialized physicians;

     - the efforts of insurers, healthcare providers and others to contain healthcare costs;

     - possible changes in the Medicare program that may further limit reimbursements to healthcare providers and insurers;

     - changes in federal, state or local regulation affecting the healthcare industry;

     - the possible enactment of federal or state healthcare reform;

     - the ability to attract and retain qualified management and personnel, including physicians, both general practitioners and specialists, consistent with our expectations and targets;

     - our ability to acquire hospitals on favorable terms;

     - liabilities and other claims asserted against us;

     - uncertainty with the newly issued HIPAA regulations;

     - the ability to enter into, renegotiate and renew payor arrangements on acceptable terms;

     - the availability and terms of capital to fund our business strategy;

     - implementation of our business strategy and development plans;

     - our ongoing efforts to monitor, maintain and comply with applicable laws, regulations, policies and procedures including those required by the corporate integrity agreement that we entered into with the government in December, 2000;

     - the ability to increase patient volumes and control the costs of providing services and supply costs;

     - successful development or license, performance and use of management information systems, including software for efficient claims processing;

     - limitations placed on us to preserve the tax treatment of the distribution of our common stock from HCA;

     - fluctuations in the market value of our common stock;

     - changes in accounting practices;

     - changes in general economic conditions; and

     - other risk factors described in this prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus.

                                USE OF PROCEEDS

     We estimate our net proceeds from the sale of our common stock in this offering, after deducting estimated underwriters' discounts and estimated offering costs of $8.1 million, to be approximately $121.0 million, based on an assumed public offering price of $39.13 per share, the closing price on February 14, 2001. If the underwriters exercise their over-allotment option in full, we estimate additional net proceeds of approximately $18.4 million, after deducting $1.0 million for estimated underwriters' discounts. We intend to use the net proceeds of the offering to either repay amounts outstanding under our bank credit agreement or repay a portion of the amounts outstanding under our bank credit agreement and redeem a portion of our $150 million 10 3/4% senior subordinated notes.

     Our bank credit agreement provides for commitments aggregating $210 million consisting of a $60 million term loan facility, an $85 million term loan facility and a $65 million revolving credit facility. No amounts were outstanding under the $65 million revolving credit facility as of January 31, 2001. We would use proceeds of the offering to repay debt outstanding under our $60 million term loan facility and under our $85 million term loan facility. These amounts include approximately $14.0 million of debt held by affiliates of the underwriters.

     The final payment under our $60 million term loan facility is due November 11, 2004. The final payment under our $85 million term loan is due November 11, 2005. We make payments under the term loan facilities in quarterly installments with quarterly amortization based on annual amounts. Interest on the bank facilities is currently based on LIBOR plus 2.75% for the $60 million term loan facility and LIBOR plus 3.25% for the $85 million term loan facility. The weighted average interest rate on the bank facilities was approximately 9.7% at December 31, 2000.

     The 10 3/4% senior subordinated notes will mature on May 15, 2009. Subject to obtaining the consent of our senior lenders, we have the option to redeem up to 35% of the notes with the net proceeds from this offering within 60 days at a redemption price equal to 110.75% of the principal amount redeemed, together with accrued interest.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. We intend to retain future earnings to finance the growth and development of our business and, accordingly, do not intend to declare or pay any dividends on the common stock in the foreseeable future. Our board of directors will evaluate our future earnings, results of operations, financial condition and capital requirements in determining whether to declare or pay cash dividends. Delaware law prohibits us from paying any dividends unless we have capital surplus or net profits available for this purpose. In addition, our credit facilities impose restrictions on our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     Our common stock began publicly trading on May 11, 1999, the date of the distribution of all of our common stock to the HCA stockholders. Prior to that date, no public market existed for our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "LPNT." The following table shows the range of high and low sales prices for our common stock for the periods indicated, as reported by the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------

1999
Second Quarter (beginning May 11, 1999).....................  $17.50   $ 9.13
Third Quarter...............................................   14.38     6.88
Fourth Quarter..............................................   12.63     7.69

2000
First Quarter...............................................  $18.00   $12.25
Second Quarter..............................................   23.56    15.50
Third Quarter...............................................   37.00    19.94
Fourth Quarter..............................................   51.75    31.13

2001
First Quarter (through February 14, 2001)...................  $50.36   $28.25

     On February 14, 2001, the last reported sales price for our common stock on the Nasdaq National Market was $39.13 per share. At February 12, 2001, there were 34,728,885 shares of our common stock held by approximately 8,420 holders of record.

                                 CAPITALIZATION

     The following table contains as of December 31, 2000:

     - the actual capitalization of our company; and

     - the pro forma capitalization of our company which reflects the sale of the shares of common stock offered by us and the application of the estimated net proceeds to us from the sale of those shares to repay borrowings under our bank credit agreement and the related write-off of deferred loan costs originally incurred in obtaining the term portion of the bank credit agreement, as if these transactions had occurred as of December 31, 2000.

     You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                               ACTUAL       PRO FORMA
                                                              --------     -----------
                                                               (DOLLARS IN MILLIONS)
Long-term debt:
  Credit agreement..........................................   $139.3         $ 18.3
  Notes.....................................................    150.0          150.0
  Other.....................................................      0.1            0.1
                                                               ------         ------
  Total debt................................................    289.4          168.4(a)
  Less current maturities...................................    (11.1)            --
                                                               ------         ------
          Total long-term debt..............................   $278.3         $168.4
                                                               ======         ======
Stockholders' equity:
  Common stock, $0.01 par value; 90,000,000 shares
     authorized; 34,709,504 shares issued and outstanding
     actual and 38,009,504 shares issued and outstanding pro
     forma..................................................   $  0.3         $  0.4
  Capital in excess of par value............................    156.5          277.4
  Unearned ESOP compensation................................    (25.7)         (25.7)
  Notes receivable for shares sold to employees.............     (7.2)          (7.2)
  Retained earnings.........................................      4.5            3.3
                                                               ------         ------
          Total stockholders' equity........................    128.4          248.2
                                                               ======         ======
               Total capitalization.........................   $406.7         $416.6
                                                               ======         ======

---------------

(a) If we use the net proceeds of this offering to repay a portion of the amounts outstanding under our bank credit agreement and redeem a portion of our $150 million 10 3/4% senior subordinated notes as described in "Use of Proceeds," our total debt would be $171.8 million, including $70.9 million under our bank credit agreement and $100.9 million of the senior subordinated notes, if the application of the net proceeds is given effect as of December 31, 2000.

     The table above excludes:

     - 3,339,748 shares of common stock issuable upon exercise of options outstanding at December 31, 2000 at a weighted average exercise price of $11.73 per share; and

     - 1,153,252 shares of common stock reserved for future grant or issuance under our option plans and stock purchase plans.

            SELECTED CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

     The following table contains selected historical financial data for each of the years in the five year period ended December 31, 2000. We derived the selected historical financial data as of December 31, 1996 from unaudited financial statements. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1996       1997       1998       1999       2000
                                               -------   --------   --------   --------   --------
                                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues.....................................  $ 464.0   $  487.6   $  498.4   $  515.2   $  557.1

  Salaries and benefits......................    175.2      196.6      220.8      217.4      224.2
  Supplies...................................     50.9       55.0       62.0       64.2       67.0
  Other operating expenses...................     99.3      119.5      117.2      117.3      118.1
  Provision for doubtful accounts............     28.0       34.5       41.6       38.2       42.0
  Depreciation and amortization..............     23.5       27.4       28.3       31.4       34.1
  Interest expense...........................     14.1       15.4       19.1       23.4       30.7
  Management fees............................      6.2        8.2        8.9        3.2         --
  ESOP expense...............................       --         --         --        2.9        7.1
  Impairment of long-lived assets............       --         --       26.1       25.4       (1.4)
                                               -------   --------   --------   --------   --------
                                                 397.2      456.6      524.0      523.4      521.8
                                               -------   --------   --------   --------   --------
Income (loss) from continuing operations
  before minority interests and income
  taxes......................................     66.8       31.0      (25.6)      (8.2)      35.3
Minority interests in earnings of
  consolidated entities......................      1.2        2.2        1.9        1.9        2.2
                                               -------   --------   --------   --------   --------
Income (loss) from continuing operations
  before income taxes........................     65.6       28.8      (27.5)     (10.1)      33.1
Provision (benefit) for income taxes.........     26.3       11.7       (9.8)      (2.7)      15.2
                                               -------   --------   --------   --------   --------
Income (loss) from continuing
  operations(a)..............................  $  39.3   $   17.1   $  (17.7)  $   (7.4)  $   17.9
                                               =======   ========   ========   ========   ========
          Net income (loss)(a)...............  $  41.2   $   12.5   $  (21.8)  $   (7.4)  $   17.9
                                               =======   ========   ========   ========   ========
Basic earnings (loss) per share:
  Income (loss) from continuing
     operations(a)...........................  $  1.31   $   0.57   $  (0.59)  $  (0.24)  $   0.57
  Net income (loss)(a).......................  $  1.37   $   0.41   $  (0.73)  $  (0.24)  $   0.57
  Shares used in computing basic earnings
     (loss) per share (in millions)..........     30.0       30.0       30.0       30.5       31.6
Diluted earnings (loss) per share:
  Income (loss) from continuing
     operations(a)...........................  $  1.30   $   0.57   $  (0.59)  $  (0.24)  $   0.54
  Net income (loss)(a).......................  $  1.36   $   0.41   $  (0.73)  $  (0.24)  $   0.54
  Shares used in computing diluted earnings
     (loss) per share (in millions)..........     30.3       30.2       30.0       30.5       32.9
Cash dividends declared per common share.....       --         --         --         --         --
FINANCIAL POSITION (AS OF END OF YEAR):
Assets.......................................  $ 376.0   $  397.9   $  355.0   $  420.4   $  488.0
Long-term debt, including amounts due within
  one year...................................      1.6        1.6        0.6      260.2      289.4
Intercompany balances payable to HCA.........    176.3      182.5      167.6         --         --
Working capital..............................     39.0       41.1       26.9       42.2       65.4

                                                            YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1996       1997       1998       1999       2000
                                               -------   --------   --------   --------   --------
                                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OTHER OPERATING DATA:
EBITDA(b)....................................  $ 110.6   $   82.0   $   56.8   $   78.1   $  105.8
Capital expenditures.........................     53.4       51.8       29.3       64.8       31.4
Number of hospitals at end of year...........       22         22         23         23         20
Number of licensed beds at end of year(c)....    2,074      2,080      2,169      2,169      1,963
Weighted average licensed beds(d)............    2,060      2,078      2,127      2,169      2,056
Admissions(e)................................   59,381     60,487     62,269     64,081     66,085
Equivalent admissions(f).....................   98,869    105,126    110,029    114,321    119,812
Average length of stay (days)(g).............      4.7        4.4        4.4        4.2        4.1

---------------

(a) Includes charges related to impairment of long-lived assets of $25.4 million ($16.2 million after-tax) and $26.1 million ($15.9 million after-tax) for the years ended December 31, 1999 and 1998, respectively, and gain on impairment of long-lived assets of $1.4 million ($0.8 million after-tax) for the year ended December 31, 2000.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities and income taxes. EBITDA is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(d) Represents the average number of licensed beds weighted based on periods owned.
(e) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and is used by management and investors as a general measure of inpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(f) Equivalent admissions is used by management and investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(g) Represents the average number of days admitted patients stay in our hospitals. Average length of stay has declined as a result of the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures and by technological and pharmaceutical improvements.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The Unaudited Pro Forma Condensed Consolidated Statement of Operations presented in this prospectus reflects our results of operations for the year ended December 31, 2000 as if the offering, including the use of the estimated net proceeds to repay outstanding debt under our bank credit agreement, had occurred at the beginning of the year. The Unaudited Pro Forma Condensed Consolidated Balance Sheet assumes that the offering had occurred on December 31, 2000. The pro forma adjustments do not include additional shares issued and corresponding additional debt repayments in conjunction with the potential sale of over-allotment shares.

     You should read the Unaudited Pro Forma Condensed Consolidated Financial Statements in conjunction with the historical financial statements included elsewhere in this prospectus and the notes to these financial statements. We have presented the pro forma condensed consolidated financial information for informational purposes only and we do not purport to reflect our results of operations or financial position that would have occurred had the offering occurred during that period.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                             OFFERING        PRO
                                                              HISTORICAL    ADJUSTMENTS     FORMA
                                                              ----------    -----------    --------
Revenues....................................................   $ 557.1                     $ 557.1
Salaries and benefits.......................................     224.2                       224.2
Supplies....................................................      67.0                        67.0
Other operating expenses....................................     118.1                       118.1
Provision for doubtful accounts.............................      42.0                        42.0
Depreciation and amortization...............................      34.1                        34.1
Interest expense............................................      30.7         (11.9)(a)      18.8
ESOP expense................................................       7.1                         7.1
Gain on previously impaired assets..........................      (1.4)                       (1.4)
                                                               -------        ------       -------
                                                                 521.8         (11.9)        509.9
                                                               -------        ------       -------
Income before minority interests and income taxes...........      35.3          11.9          47.2
Minority interests in earnings of consolidated entities.....       2.2            --           2.2
                                                               -------        ------       -------
Income before income taxes..................................      33.1          11.9          45.0
Provision for income taxes..................................      15.2           4.6(b)       19.8
                                                               -------        ------       -------
Net income..................................................   $  17.9        $  7.3       $  25.2
                                                               =======        ======       =======

Shares used in computing basic earnings per share (in
  millions).................................................      31.6           3.3(c)       34.9
Basic earnings per shares...................................   $  0.57                     $  0.72
                                                               =======                     =======

Shares used in computing diluted earnings per share (in
  millions).................................................      32.9           3.3(c)       36.2
Diluted earnings per share..................................   $  0.54                     $  0.70
                                                               =======                     =======

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                           PRO FORMA
                                                          HISTORICAL      ADJUSTMENTS    PRO FORMA
                                                          ----------      -----------    ---------
                         ASSETS
Current assets:
  Cash and cash equivalents.............................   $  39.7                        $  39.7
  Accounts receivable, net..............................      41.7                           41.7
  Inventories...........................................      13.9                           13.9
  Deferred taxes and other current assets...............      22.2              0.8(d)       23.0
                                                           -------          -------       -------
                                                             117.5              0.8         118.3
Property and equipment:
  Land..................................................       8.7                            8.7
  Buildings and improvements............................     236.9                          236.9
  Equipment.............................................     244.9                          244.9
  Construction in progress..............................       9.4                            9.4
                                                           -------          -------       -------
                                                             499.9                          499.9
Accumulated depreciation................................    (183.4)                        (183.4)
                                                           -------          -------       -------
                                                             316.5               --         316.5
Intangible assets, net..................................      53.8             (2.0)(d)      51.8
Other...................................................       0.2                            0.2
                                                           -------          -------       -------
                                                           $ 488.0          $  (1.2)      $ 486.8
                                                           =======          =======       =======
                 LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable......................................   $  16.1                        $  16.1
  Accrued salaries......................................      13.8                           13.8
  Other current liabilities.............................      11.1                           11.1
  Current maturities of long-term debt..................      11.1            (11.1)(c)        --
                                                           -------          -------       -------
                                                              52.1            (11.1)         41.0
Long-term debt..........................................     278.3           (109.9)(c)     168.4
Deferred taxes..........................................      15.2                           15.2
Professional liability risks and other liabilities......       9.4                            9.4
Minority interests in equity of consolidated entities...       4.6                            4.6
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; no shares issued.......................        --                             --
  Common stock, $.01 par value; 90,000,000 shares
     authorized; 34,709,504 shares issued and
     outstanding actual and 38,009,504 shares issued and
     outstanding pro forma..............................       0.3              0.1(c)        0.4
  Capital in excess of par value........................     156.5            120.9(c)      277.4
  Unearned ESOP compensation............................     (25.7)                         (25.7)
  Notes receivable for shares sold to employees.........      (7.2)                          (7.2)
  Retained earnings.....................................       4.5             (1.2)(d)       3.3
                                                           -------          -------       -------
                                                             128.4            119.8         248.2
                                                           -------          -------       -------
                                                           $ 488.0          $  (1.2)      $ 486.8
                                                           =======          =======       =======

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

(a) To adjust interest expense based on the repayment of $121.0 million of long-term debt under our bank credit agreement from the net proceeds of this offering, using an assumed weighted average interest rate of 9.9%. If we use the net proceeds of this offering to repay a portion of the amounts outstanding under our bank credit agreement and redeem a portion of our $150 million 10 3/4% senior subordinated notes as described in "Use of Proceeds," then the pro forma operations data for the year ended December 31, 2000 would not differ significantly from that shown.

(b) To adjust income taxes for the estimated impact of the pro forma adjustments.

(c) To reflect the repayment of $121.0 million of long-term debt under our bank credit agreement from the net proceeds of this offering and the issuance of 3,300,000 shares of common stock. The adjustment assumes an offering price of $39.13 per share, the closing price on February 14, 2001, and estimated offering expenses of approximately $8.1 million. If we use the net proceeds of this offering to repay a portion of the amounts outstanding under our bank credit agreement and redeem a portion of our $150 million 10 3/4% senior subordinated notes as described in "Use of Proceeds," long term debt would be $171.8 million and retained earnings would decline by $3.4 million related to the extraordinary charge for the prepayment penalty on the 10 3/4% senior subordinated notes.

(d) To reflect the write-off of $2.0 million in deferred loan costs and the related tax benefits originally recorded in connection with obtaining the term portion of our bank credit agreement.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read this discussion together with our consolidated historical financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     At December 31, 2000, we operated 20 general, acute care hospitals. For the year ended December 31, 2000, we generated $557.1 million in net revenues. Effective January 2, 2001, we opened Bluegrass Community Hospital located in Versailles, Kentucky. We currently operate in the states of Alabama, Florida, Kansas, Kentucky, Tennessee, Utah and Wyoming.

RESULTS OF OPERATIONS

  Revenue/Volume Trends

     We expect our patient volumes and related revenues to continue to increase as a result of the following factors:

     - Expanding Service Offerings. We believe our efforts to improve the quality and broaden the scope of healthcare services available at our facilities will lead to increased patient volumes. Recruiting and retaining both general practitioners and specialists for our non-urban communities is a key to the success of these efforts. Between the date of the distribution of our stock from HCA and December 31, 2000, we recruited 150 physicians, of which approximately 61% are specialists. Adding new physicians should help increase patient volumes which, in turn, should increase revenues. Continuing to add specialists should also allow us to grow by offering new services.

     - Improving Managed Care Position. We believe we have been able to negotiate contract terms that are generally more favorable for our facilities than terms available in urban markets.

     - Aging U.S. Population. In general, the population of the United States and of the communities that we serve is aging. At the end of 2000, approximately 13% of the U.S. population was 65 years old or older compared to 11% of the population at the end of 1980. This aging trend is projected to continue so that by 2025, approximately 18% of the U.S. population is expected to be older than 65.

     Although we expect our patient volumes to increase, the resulting revenue will likely be offset in part by the following factors:

     - Revenues from Medicare, Medicaid and Managed Care Plans. We derive a significant portion of our revenues from Medicare, Medicaid and managed care plans. Admissions related to Medicare, Medicaid and managed care plan patients were 90.4% and 89.2% of total admissions for the years ended December 31, 2000 and 1999, respectively. These payors receive significant discounts compared to other payors.

     - Efforts to Reduce Payments. Insurance companies, government programs (other than Medicare) and employers purchasing health care services for their employees also negotiate discounted fees rather than paying standard prices. Hospitals generally receive lower payments per patient under managed care plans than under traditional indemnity insurance plans. In addition, an increasing proportion of our services are reimbursed under prospective payment amounts regardless of the cost incurred.

     - Growth in Outpatient Services. We expect the growth trend in outpatient services to continue. A number of procedures once performed only on an inpatient basis have been, and will likely continue to be, converted to outpatient procedures. This conversion has occurred through continuing advances in pharmaceutical and medical technologies and as a result of efforts made by payors to control costs. Generally, the payments we receive for outpatient procedures are less than for similar procedures performed in an inpatient setting.

     Reductions in Medicare and Medicaid payment levels, the increase in outpatient services and the patient volume being related to patients participating in managed care plans will present ongoing challenges for us. These challenges are exacerbated by our inability to control these trends and the associated risks. To maintain or improve operating margins in the future, we must, among other things, increase patient volumes while controlling the costs of providing services. If we are not able to achieve these improvements and the trend toward declining reimbursements and payments continues, results of operations and cash flow will deteriorate.

IMPACT OF ACQUISITIONS AND DIVESTITURES

  Acquisitions

     Effective July 1, 2000, we acquired Lander Valley Medical Center in Lander, Wyoming for approximately $33.0 million. Effective June 16, 2000, we acquired Putnam Community Medical Center in Palatka, Florida for approximately $49.4 million. We accounted for these two acquisitions using the purchase method of accounting and allocated the purchase price of each transaction to identifiable assets acquired and liabilities assumed based on their respective fair values.

  Divestitures

     Effective November 17, 2000, we sold Springhill Medical Center located in Springhill, Louisiana for approximately $5.7 million. We deposited the proceeds into a trust for tax planning reasons and we intend to use them for future capital reinvestment.

     Effective September 1, 2000, we sold Barrow Medical Center in Winder, Georgia for approximately $2.2 million.

     Effective August 1, 2000, we sold Riverview Medical Center in Gonzales, Louisiana for approximately $20.7 million. We used the proceeds from this transaction and our available cash to pay down existing borrowings under our revolving credit facility.

     Effective April 1, 2000, we sold Halstead Hospital in Halstead, Kansas and effective February 1, 2000, we sold Trinity Hospital in Erin, Tennessee. We previously held Halstead Hospital, Trinity Hospital and Barrow Medical Center for sale. We recorded an impairment of long-lived assets related to these three hospitals of $24.8 million in 1998 and an additional impairment of $25.4 million in 1999.

     During 2000, we recorded a $1.4 million pre-tax gain related to the favorable settlement on the sale of one of the facilities that we previously held for sale.

     We consolidated the operating results of the acquisitions and divestitures for the periods subsequent to acquisition and for the periods prior to sale, respectively.

     Because of the relatively small number of hospitals we own, each hospital acquisition can materially affect our overall operating margin. We typically take a number of steps to lower operating costs when we acquire a hospital. The impact of our actions may be offset by other cost increases to expand services, strengthen medical staff and improve market position. The benefits of our investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly acquired hospital may adversely affect our overall operating margins in the short term. As we acquire additional hospitals, this effect should be mitigated by the expanded financial base of our existing hospitals and the allocation of corporate overhead among a larger number of hospitals.

OPERATING RESULTS SUMMARY

     The following table presents summaries of results from continuing operations for the years ended December 31, 1998, 1999 and 2000:

                                                 YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------
                                       1998                1999                2000
                                 -----------------   -----------------   -----------------
                                            % OF                % OF                % OF
                                 AMOUNT   REVENUES   AMOUNT   REVENUES   AMOUNT   REVENUES
                                 ------   --------   ------   --------   ------   --------
Revenues......................   $498.4    100.0%    $515.2    100.0%    $557.1   100.0%
Salaries and benefits.........    220.8     44.3      217.4     42.2      224.2     40.2
Supplies......................     62.0     12.4       64.2     12.5       67.0     12.0
Other operating expenses......    117.2     23.5      117.3     22.7      118.1     21.3
Provision for doubtful
  accounts....................     41.6      8.4       38.2      7.4       42.0      7.5
                                 ------    -----     ------    -----     ------    -----
                                  441.6     88.6      437.1     84.8      451.3     81.0
                                 ------    -----     ------    -----     ------    -----
EBITDA(a).....................     56.8     11.4       78.1     15.2      105.8     19.0
Depreciation and
  amortization................     28.3      5.7       31.4      6.2       34.1      6.2
Interest expense..............     19.1      3.8       23.4      4.5       30.7      5.5
Management fees...............      8.9      1.8        3.2      0.6         --       --
ESOP expense..................       --       --        2.9      0.6        7.1      1.3
Impairment of long-lived
  assets......................     26.1      5.2       25.4      4.9       (1.4)    (0.3)
                                 ------    -----     ------    -----     ------    -----
Income (loss) from continuing
  operations before minority
  interests and income
  taxes.......................    (25.6)    (5.1)      (8.2)    (1.6)      35.3      6.3
Minority interests in earnings
  of consolidated entities....      1.9      0.4        1.9      0.4        2.2      0.4
                                 ------    -----     ------    -----     ------    -----
Income (loss) from continuing
  operations before income
  taxes.......................    (27.5)    (5.5)     (10.1)    (2.0)      33.1      5.9
Provision (benefit) for income
  taxes.......................     (9.8)    (2.0)      (2.7)    (0.6)      15.2      2.7
                                 ------    -----     ------    -----     ------    -----
Income (loss) from continuing
  operations..................   $(17.7)    (3.5)%   $ (7.4)    (1.4)%   $ 17.9      3.2%
                                 ======    =====     ======    =====     ======    =====
% changes from prior year:
  Revenues....................                          3.4%                8.1%
  Income (loss) from
     continuing operations
     before income taxes......                         63.1               425.7
  Income (loss) from
     continuing operations....                         58.4               342.4
  Admissions(b)...............                          3.2                 3.1
  Equivalent admissions(c)....                          4.2                 4.8
  Revenues per equivalent
     admission................                         (0.8)                3.2
Same hospital % changes from
  prior year(d):
  Revenues....................                                              8.8
  Admissions(b)...............                                              2.6
  Equivalent admissions(c)....                                              6.5
  Revenues per equivalent
     admission................                                              2.2

---------------

(a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities and income taxes. EBITDA is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(b) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and used by management and investors as a general measure of inpatient volume.
(c) Management and investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. We compute equivalent admissions by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(d) "Same hospital" information excludes the operations of hospitals which we either acquired or divested during the years presented.

  For the Years Ended December 31, 2000 and 1999

     Revenues increased 8.1% to $557.1 million for the year ended December 31, 2000 compared to $515.2 million for the year ended December 31, 1999, primarily as a result of an 8.8% increase in same hospital revenues and our acquisition of two hospitals during fiscal 2000. Our sale of five hospitals during fiscal 2000 partially offset the increase in revenues. The 8.8% increase in same hospital revenues resulted primarily from a 2.6% increase in same hospital inpatient admissions and a 6.5% increase in same hospital equivalent admissions, adjusted to reflect combined inpatient and outpatient volume.

     Revenues per equivalent admission increased 3.2% primarily due to our acquisition of two hospitals in fiscal 2000 with higher revenues per equivalent admission compared to our average. The higher revenues per equivalent admission at one of the acquired hospitals resulted primarily from a low number of outpatient procedures performed at that hospital as revenues from outpatient services are generally lower than inpatient services. In addition, the higher revenues per equivalent admission at the other acquired hospital resulted primarily from a lower percentage of revenues from managed care plans as compared to our average. The increase in revenues per equivalent admission was partially offset by an increase in outpatient revenues for the year ended December 31, 2000 compared to the same period last year. Outpatient revenues as a percentage of patient revenues were 48.1% for the year ended December 31, 2000 compared to 47.2% for the same period last year. We also recorded favorable adjustments to estimated third party settlements of $3.2 million for the year ended December 31, 2000 compared to $0.7 million for the year ended December 31, 1999.

     Our costs did not increase at the same rate as our revenue. The increase in volumes and revenues per equivalent admission contributed to the reduction of our operating expenses as a percent of revenue because we were able to spread our operating costs over an increased base of revenues.

     Salaries and benefits decreased as a percentage of revenues to 40.2% for the year ended December 31, 2000 from 42.2% for the year ended December 31, 1999 primarily as a result of improvements in labor productivity and an increase in revenues per equivalent admission, as discussed above. In addition, man-hours per equivalent admission decreased 5.4% over the same period last year.

     Supply costs decreased as a percentage of revenues to 12.0% for the year ended December 31, 2000 from 12.5% for the year ended December 31, 1999. The decrease related primarily to the increase in revenues per equivalent admission and a lower number of high intensity services provided during the year ended December 31, 2000 compared to the same period last year.

     Other operating expenses decreased as a percentage of revenues to 21.3% for the year ended December 31, 2000 from 22.7% for the year ended December 31, 1999. Other operating expenses consist primarily of contract services, physician recruitment, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes. The decrease was primarily the result of an increase in volumes and revenues per equivalent admission as discussed above and a decrease in contract services as a percentage of revenues.

     Provision for doubtful accounts increased slightly as a percentage of revenues to 7.5% for the year ended December 31, 2000 from 7.4% for the year ended December 31, 1999.

     Depreciation and amortization expense increased to $34.1 million for the year ended December 31, 2000 from $31.4 million for the year ended December 31, 1999 primarily due to the opening of a replacement facility in Bartow, Florida in December 1999 and the acquisition of two hospitals in fiscal 2000. This increase was partially offset by a decrease in depreciation and amortization expense related to the sale of hospitals during 2000.

     Interest expense increased to $30.7 million for the year ended December 31, 2000 from $23.4 million for the year ended December 31, 1999. This increase is primarily due to the interest expense we incurred on the debt obligations we assumed from HCA as a result of the distribution. The increase is also due to our increased borrowings to finance acquisitions and an increase in interest rates. For the year ended December 31, 1999, interest expense consisted of interest incurred on the net intercompany balance with HCA and approximately seven and a half months of interest expense on the debt obligations we assumed from HCA.

     Management fees incurred during 1999 represent fees allocated to us by HCA before the distribution. This amount represented allocations, using revenues as the allocation basis, of the corporate, general and administrative expenses of HCA.

     ESOP expense increased to $7.1 million for the year ended December 31, 2000 from $2.9 million for the year ended December 31, 1999. We established the ESOP in June 1999; therefore, only seven months of expense for the ESOP is reflected in the year ended December 31, 1999. The increase in ESOP expense is also due to a higher average fair market value of our common stock for the year ended December 31, 2000 compared to the same period last year. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

     During the year ended December 31, 2000, we recorded a $1.4 million pre-tax gain related to the favorable settlement on the sale of a facility that we previously held for sale. During the year ended December 31, 1999, we recorded a $25.4 million impairment charge related to the three facilities we identified as held for sale during 1998. We sold the three hospital facilities held for sale during the year ended December 31, 2000. We recorded the impairment charge and the gain in the accompanying consolidated statements of operations as impairment of long-lived assets. For the year ended December 31, 2000 and 1999, these facilities had net revenues of $14.4 million and $42.6 million, EBITDA of $(1.0) million and $(0.7) million, admissions of 1,140 and 4,689 and equivalent admissions of 2,781 and 8,722, respectively.

     Minority interests in earnings of consolidated entities increased slightly to $2.2 million for the year ended December 31, 2000 from $1.9 million for the year ended December 31, 1999.

     Income (loss) from continuing operations before income taxes increased to $33.1 million for the year ended December 31, 2000 compared to $(10.1) million for the year ended December 31, 1999 primarily because of the $25.4 million impairment charge we incurred during 1999, increases in revenues and decreases in expenses as described above.

     The provision (benefit) for income taxes for the year ended December 31, 2000 was $15.2 million compared to $(2.7) million for the year ended December 31, 1999. These provisions reflect effective income tax rates of 46.1% for 2000 and 26.7% for 1999. The increase in the effective rate relates primarily to the impairment charge taken in the fourth quarter of 1999 as discussed above and also due to the increase in the nondeductible portion of ESOP expense.

     Net income (loss) increased to $17.9 million for the year ended December 31, 2000 compared to $(7.4) million for the year ended December 31, 1999 due to the reasons described above.

  For the Years Ended December 31, 1999 and 1998

     Revenues increased 3.4% to $515.2 million for the year ended December 31, 1999 compared to $498.4 million for the year ended December 31, 1998 primarily because of increases in the volume of patients treated at our facilities. Inpatient admissions increased 3.2% and equivalent admissions, adjusted to reflect combined inpatient and outpatient volume, increased 4.2% for the year ended December 31, 1999 compared to the year ended December 31, 1998. Revenues per equivalent admission decreased 0.8% for the year ended December 31, 1999 compared to the prior year. The decline in revenues per equivalent admission resulted from several factors, including:

     - decreases in Medicare reimbursement rates mandated by the Balanced Budget Act which became effective October 1, 1997. These rates lowered revenues by approximately $10.1 million for the year ended December 31, 1999 compared to periods before the effective date of the Balanced Budget Act;

     - continued increases in the number of managed care payers which as a percentage of total admissions increased to 20.2% for the year ended December 31, 1999 compared to 18.6% for the year ended December 31, 1998; and

     - favorable adjustments to third party settlements of $0.7 million recorded during the year ended December 31, 1999 compared to $1.2 million recorded during the year ended December 31, 1998.

     Salaries and benefits decreased as a percentage of revenues to 42.2% for the year ended December 31, 1999 from 44.3% for the year ended December 31, 1998 primarily as a result of improvements in labor productivity. Man-hours per equivalent admission decreased 9.2% over the prior year.

     Supply costs increased slightly to 12.5% as a percentage of revenues for the year ended December 31, 1999 from 12.4% for the year ended December 31, 1998.

     Other operating expenses decreased as a percentage of revenues to 22.7% for the year ended December 31, 1999 from 23.5% for the year ended December 31, 1998 primarily because of a decrease in professional fees and contract services.

     Provision for doubtful accounts decreased as a percentage of revenues to 7.4% for the year ended December 31, 1999 from 8.4% for the year ended December 31, 1998. In fiscal year 1998, a majority of our facilities converted their computer information systems which hampered their business office billing functions. Some facilities did not timely bill accounts and our allowance for bad debt increased in 1998. During 1999, we began to recover from the conversions and focus more on collections of accounts receivable.

     Depreciation and amortization expense increased to $31.4 million for the year ended December 31, 1999 from $28.3 million for the year ended December 31, 1998 primarily as a result of capital expenditures related to computer information systems. The majority of our facilities began depreciating the systems in the fourth quarter of 1998.

     Interest expense increased to $23.4 million for the year ended December 31, 1999 from $19.1 million for the year ended December 31, 1998 primarily as a result of the interest expense we incurred on the debt obligations that we assumed from HCA in connection with the distribution. For the year ended December 31, 1998, our interest expense primarily included interest that we incurred on the net intercompany balance with HCA. On the date HCA distributed our common stock to its stockholders, we eliminated the intercompany amounts payable by us to HCA.

     Management fees allocated by HCA equaled $3.2 million for the year ended December 31, 1999 and $8.9 million for the year ended December 31, 1998. These amounts represented allocations, using revenues as the allocation basis, of the corporate, general and administrative expenses of HCA; HCA stopped allocating management fees to us after the distribution. Increases in salaries, supplies and other operating costs related to the establishment and operation of our corporate office during 1999 offset the elimination of management fee allocations by HCA.

     ESOP expense of $2.9 million during 1999 relates to the newly established ESOP.

     During the fourth quarter of 1998, we decided to sell three hospital facilities that we identified as not compatible with our operating plans based on management's review of all facilities, consideration of current and expected market conditions and consideration of current and expected capital needs in each market. At December 31, 1998, the carrying value before the impairment charge of the long-lived assets related to these hospital facilities equaled approximately $47.2 million. We reduced the carrying value to fair value, based on estimates of selling values at that time, for a total non-cash charge of $24.8 million. During the fourth quarter of 1999, based on revised selling values, we recorded an additional non-cash charge of $25.4 million (comprised of $22.4 million in further impairment charges for these facilities and $3.0 million in anticipated selling/closing costs). For the year ended December 31, 1999 and 1998, these facilities had net revenues of $42.6 million and $48.0 million, EBITDA of $(0.7) million and $0.3 million, admissions of 4,689 and 5,454 and equivalent admissions of 8,722 and 9,295, respectively.

     We recorded, during the third quarter of 1998, an impairment loss of approximately $1.3 million related to the write-off of intangibles and other long-lived assets of physician practices where we determined that the recorded asset values were not fully recoverable based on the operating results trends and projected future cash flows. We have now recorded these assets being held and used at estimated fair value based on discounted, estimated future cash flows.

     These impairment charges did not have a significant impact on our cash flows and we do not expect the charges to significantly impact cash flows for future periods. Depreciation and amortization expense related to these assets will decrease in future periods as a result of the right downs. In the aggregate, we do not expect the net effect of the change in depreciation and amortization expense to have a material effect on operating results for future periods.

     Minority interests in earnings of consolidated entities remained unchanged as a percentage of revenues at 0.4% compared to the prior year.

     Loss from continuing operations before income taxes was $10.1 million for the year ended December 31, 1999 compared to a loss of $27.5 million for the year ended December 31, 1998 primarily because of increases in revenue and decreases in certain expenses as described above.

     Net loss equaled $7.4 million for the year ended December 31, 1999 compared to a loss of $21.8 million for the year ended December 31, 1998. The year ended December 31, 1998 included a $4.1 million after-tax loss from our discontinued home health operations, resulting primarily from declines in Medicare rates of reimbursement under the Balanced Budget Act and declines in home health visits. We divested our home health operations during 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We rely upon our bank credit facilities and other traditional funding sources to supplement any cash needs not met by operations. At December 31, 2000, we had working capital of $65.4 million compared to $42.2 million at December 31, 1999 primarily due to a $27.2 million increase in cash resulting from net cash collections during 2000 and to a decrease in accounts payable. The increase in working capital was offset by increases in current maturities on long-term debt.

     Cash provided by operating activities increased to $83.4 million in 2000 compared to $59.3 million in 1999 and $47.5 million in 1998. The increase in 2000 resulted primarily from receipt of an income tax refund of $4.4 million in 2000 compared to income tax payments of $15.4 million during 1999. The increase in 1999 over 1998 was primarily attributable to less of a net loss in 1999 than in 1998.

     Cash used in investing activities increased to $91.8 million during 2000 compared to $68.8 million in 1999 and $31.5 million in 1998. The increase in 2000 resulted primarily from our two hospital acquisitions during fiscal 2000. The increase was partially offset by proceeds of $24.3 million from the sale of facilities and by decreased capital expenditures of $31.4 million during 2000 compared to $64.8 million in 1999 (which included the construction of a replacement facility). Capital expenditures totaled $29.3 million in 1998. At December 31, 2000, we had projects under construction which had an estimated additional cost to complete and equip of approximately $12.0 million. We anticipate that these projects will be completed over the next twelve months. We believe our capital expenditure program is adequate to expand, improve and equip our existing healthcare facilities. We expect to make total capital expenditures in 2001 of approximately $35 to $40 million, excluding acquisitions.

     Cash provided by financing activities increased to $35.6 million in 2000 compared to $22.0 million in 1999. This increase resulted primarily from an increase in long-term debt to pay for acquisitions. Cash used in financing activities was $16.0 million in 1998 primarily due to a decrease in intercompany balances with HCA.

     In June 2000, we borrowed the remaining $35 million from our $60 million term loan facility and $30 million under our $65 million revolving credit facility. We utilized this additional debt to fund acquisitions. Effective August 1, 2000, we sold Riverview Medical Center in Gonzales, Louisiana for approximately $20.7 million. We used the proceeds from this transaction and our available cash to pay off the $30 million outstanding balance under our revolving credit facility. As of December 31, 2000 and as of January 31, 2001, we did not have any amounts outstanding under our revolving credit facility.

     Management does not consider the sale of any assets to be necessary to repay our indebtedness or to provide working capital. However, for other reasons, we may sell facilities in the future from time to time. Management expects that operations and amounts available under our bank credit agreement will provide sufficient liquidity for the next twelve months.

     We intend to acquire additional hospitals and are actively seeking such acquisitions. These acquisitions may, however, require additional financing. We also continually review our capital needs and financing opportunities and may seek additional financing for our acquisition program or other needs. Although we intend to use the net proceeds of this offering to repay all or a portion of the outstanding amounts under our bank credit agreement, we may incur additional bank or other indebtedness in the future.

     We do not expect to pay dividends on our common stock in the foreseeable future.

LONG-TERM DEBT

  Bank Credit Agreement

     On May 11, 1999, we assumed from HCA the obligations under a bank credit agreement with a group of lenders with commitments aggregating $210 million. The credit agreement consists of a $60 million term loan facility, an $85 million term loan facility and a $65 million revolving credit facility.

     At the time of the distribution, $25 million of the $60 million term loan facility was drawn. In June 2000, we borrowed the remaining $35 million of the $60 million term loan facility. The final payment under this term loan facility is due November 11, 2004.

     The $85 million term loan facility was drawn in full at the time of the distribution from HCA. The final payment under this term loan facility is due November 11, 2005.

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

     The $65 million revolving credit facility is available for working capital and other general corporate purposes and any outstanding amounts under the revolving credit facility will be due and payable on November 11, 2004. As of December 31, 2000 and as of January 31, 2001, we did not owe any amounts under this facility.

     We make payments under the term loan facilities in quarterly installments with quarterly amortization based on annual amounts. Interest on the bank facilities is currently based on LIBOR plus 2.75% for the revolving credit facility and the $60 million term loan facility, and LIBOR plus 3.25% for the $85 million term loan facility. The weighted average interest rate on the bank facilities equaled approximately 9.7% at December 31, 2000. We also pay a commitment fee equal to 0.5% of the average daily amount available under the revolving credit facility.

     Our subsidiaries guarantee our obligations under the bank facilities. These guarantees are secured by a pledge of substantially all of the subsidiaries' assets. The credit agreement requires that we comply with various financial ratios and tests and contains covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends.

  Senior Subordinated Notes

     On May 11, 1999, we assumed from HCA $150 million in senior subordinated notes maturing on May 15, 2009 and bearing interest at 10.75%. In November 1999, in a registered exchange offer, we issued a like aggregate principal amount of notes in exchange for these notes. Interest is payable semi-annually. The notes are unsecured obligations and are subordinated in right of payment to all existing and future senior indebtedness. Our subsidiaries also guarantee our obligations under the notes.

     The indenture pursuant to which the notes were made contains certain covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

     Our interest expense is sensitive to changes in the general level of interest rates. We do not currently use derivatives to alter the interest rate characteristics of our debt instruments.

     With respect to our interest-bearing liabilities, approximately $139.3 million of our long-term debt at December 31, 2000 is subject to variable rates of interest. The remaining balance in long-term debt of $150.1 million at December 31, 2000 is subject to fixed interest rates. The fair value of our total long-term debt (including current portion) equaled $301.4 million at December 31, 2000. We determined the fair value of our senior subordinated notes using the quoted market price at December 31, 2000. We estimate the fair value of the remaining long-term debt using discounted cash flows, based on our incremental borrowing rates. Based on a hypothetical 1% increase in interest rates on our variable rate debt, the potential annualized losses in future pretax earnings would be approximately $1.4 million. The impact of this change in interest rates on the carrying value of long-term debt would not be significant. We determine the estimated changes to interest expense and the fair value of long-term debt by considering the impact of hypothetical interest rates on our borrowing cost and long-term debt balances. These analyses do not take into account the effects, if any, of the potential changes in our credit ratings or the overall level of economic activity. Further, in the event of a change in interest rates of significant magnitude, management would expect to take actions intended to further mitigate its exposure to such change. For further information, see the discussion above of our long-term debt.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in years beginning after June 15, 1999. In June 1999, SFAS No. 137 was issued, deferring the effective date of SFAS No. 133 for one year. Management does not anticipate that the adoption of the new statement will have a material effect on our financial condition or results of operations.

YEAR 2000 COMPLIANCE

     We did not experience any material disruptions or other effects caused by the Year 2000 problem, nor do we expect to experience any material disruptions or other effects caused by the Year 2000 problem in the future.

INFLATION

     The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when shortages in marketplaces occur. In addition, suppliers pass along rising costs to us in the form of higher prices. Our ability to pass on these increased costs is limited because of increasing regulatory and competitive pressures, as discussed above. In the event we experience inflationary pressures, results of operations may be materially effected.

HEALTHCARE REFORM

     In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures. While we are unable to predict which, if any, proposals for healthcare reform will be adopted, there can be no assurance that proposals adverse to our business will not be adopted.

CONTINGENCIES

     HCA has been the subject of various federal and state investigations, actions and general liability claims. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, prior to our formation as an independent company, owned the facilities we now own. On December 14, 2000, HCA announced that it signed an agreement with the Department of Justice and four U.S. attorneys' offices resolving all pending federal criminal issues in the government's investigation. HCA also announced at this time that it signed a civil settlement agreement with the Department of Justice resolving civil false claims issues related to DRG coding, outpatient laboratory and home health. The criminal agreement has been accepted by the federal courts. The civil settlement agreement is conditioned on court approval of the settlement, which HCA expects to receive in the first quarter of 2001. These agreements relate only to conduct that was the subject of the federal investigations resolved in the agreements, and HCA has stated publicly that it continues to discuss civil claims relating to cost reporting and physician relations with the government.

     HCA has agreed to indemnify us for any losses, other than consequential damages, arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in prior to the distribution that relate to the investigation. However, it is possible that we could be held responsible for any claims that are not covered by the agreements reached with the federal government or for which HCA is not required to, or fails to, indemnify us. We may be affected by the initiation of additional investigations against HCA or us in the future, if any, and the related media coverage. It is possible that these matters could have a material adverse effect on our financial condition and results of operations in future periods.

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

                                    BUSINESS
GENERAL

     We operate 21 general, acute care hospitals with an aggregate of 1,988 licensed beds in growing, non-urban communities. In all but one of our communities, our hospital is the only provider of acute care hospital services. Our hospitals are located in Alabama, Florida, Kansas, Kentucky, Tennessee, Utah and Wyoming. For the year ended December 31, 2000, we generated $557.1 million in net revenues and EBITDA of $105.8 million.

THE NON-URBAN HEALTHCARE MARKET

     We believe that growing, non-urban healthcare markets are attractive because of the following factors:

     - Less Competition. Non-urban communities have smaller populations with fewer hospitals and other healthcare service providers. We believe that the smaller populations and relative significance of the one or two acute care hospitals in these markets may discourage the entry of alternate non-hospital providers, including outpatient surgery centers and rehabilitation or diagnostic imaging centers.

     - More Favorable Payment Environment. The lower number of healthcare providers in non-urban markets limits the ability of managed care organizations to create price competition among local providers. Consequently, non-urban hospitals can often negotiate reimbursement rates with managed care plans that are more favorable, in general, than those available in urban markets. In addition, there is generally a lower level of managed care presence in non-urban markets than in urban markets. We believe that non-urban markets are less attractive to these payors because their limited size and diverse, non-national employer bases minimize the ability of managed care organizations to achieve economies of scale. We believe that marketing expenses incurred by managed care plans do not produce the level of return in non-urban markets that they do in urban markets.

     - Community Focus. We believe that non-urban areas generally view the local hospital as an integral part of the community. Therefore, we believe patients and physicians tend to be more loyal to the hospital.

     - Acquisition Opportunities. Currently, not-for-profit and governmental entities own most non-urban hospitals. These entities typically have limited access to the capital needed to keep pace with advances in medical technology. In addition, these entities sometimes lack the management resources necessary to control hospital expenses, recruit and retain physicians, expand healthcare services and comply with increasingly complex reimbursement and managed care requirements. As a result, patients may migrate to, may be referred by local physicians to, or may be encouraged by managed care plans to travel to, hospitals in larger, urban markets. We believe that as a result of these pressures, not-for-profit and governmental owners of non-urban hospitals who wish to preserve the local availability of quality healthcare services are interested in selling or leasing these hospitals to companies, like us, that are committed to the local delivery of healthcare and that have greater access to capital and management resources.

OPERATING PHILOSOPHY

     We are committed to operating acute care hospitals in growing, non-urban markets. As a result, we adhere to an operating philosophy that is focused on the unique patient and provider needs and opportunities in these communities. This philosophy includes a commitment to:

     - improving the quality and scope of available healthcare services;

     - providing physicians a positive environment in which to practice medicine, with access to necessary equipment and resources;

     - providing an outstanding work environment for employees;

     - recognizing and expanding the hospital's role as a community asset; and

     - continuing to improve each hospital's financial performance.

BUSINESS STRATEGY

     We manage our hospitals in accordance with our operating philosophy and have developed the following strategies tailored for each of our markets:

     - Expand Breadth of Service and Attract Community Patients. We strive to increase revenues by improving the quality and broadening the scope of healthcare services available at our facilities, and to recruit physicians with a broader range of specialties. We have undertaken projects in the majority of our hospitals targeted at expanding or renovating specialty service facilities including the following:

                                                                             CAPITAL
                                                                  TOTAL    EXPENDITURES
                                                    NUMBER OF    PROJECT   ------------
EXPANSION OR RENOVATION PROJECT                     FACILITIES   BUDGET    1999    2000
-------------------------------                     ----------   -------   ----    ----
                                                                 (DOLLARS IN MILLIONS)
Operating room expansion..........................      6         $22.4    $5.8    $6.4
MRI addition......................................      6           7.9      --     3.0
CT scanner addition...............................      8           3.7     2.7     0.6
Emergency room expansion..........................      2           2.5     0.4     1.7
Obstetric care addition...........................      2           6.1     4.5     1.4

      We believe that our expansion of available treatments and our community focus will encourage residents in the non-urban markets that we serve to seek care locally at our facilities rather than at facilities outside the area.

     - Strengthen Physician Recruiting and Retention. We seek to increase our revenue by enhancing the quality of care available locally. We believe that recruiting physicians in local communities is critical to increasing the quality of healthcare and the breadth of available services at our facilities. Following the distribution of our stock from HCA, we recruited 70 physicians in 1999, including 42 specialists. In 2000, we recruited 80 physicians, including 49 specialists. Our physician recruitment program is currently focused primarily on recruiting additional specialty care physicians. Our management is focused on working more effectively with individual physicians and physician practices. We believe that expansion of the range of available treatments at our hospitals should also assist in physician recruiting and contribute to the sense that our hospitals are community assets.

     - Retain and Develop Stable Management. We seek to retain the executive teams at our hospitals to enhance medical staff relations and maintain continuity of relationships within the community. We make a commitment to the rural communities that we serve by focusing our recruitment of managers and healthcare professionals on those who wish to live and practice in the communities in which our hospitals are located. Almost 85% of the chief executive officers at our hospitals have been in their current position since the distribution of our stock from HCA in May 1999.

     - Improve Managed Care Position. We strive to improve our revenues from managed care plans by negotiating facility-specific contracts with these payors on terms appropriate for smaller, non-urban markets. As part of HCA, our facilities typically were included in managed care contracts negotiated by HCA on a market wide basis emphasizing large urban facilities. Our independence from HCA allows us to negotiate contracts that are more appropriate for non-urban markets. In addition, our position as a significant provider of acute care services in our markets enables us to negotiate contract terms that are generally more favorable for our facilities and to decrease the levels of discount in the arrangements in which we participate.

     - Improve Expense Management. We seek to control costs by, among other things, reducing labor costs, improving labor productivity, controlling supply expenses and reducing uncollectible revenues.

       We have implemented cost control initiatives including adjusting staffing levels according to patient volumes, modifying supply purchases according to usage patterns and providing training to hospital staff in more efficient billing and collection processes. For the year ended December 31, 2000 compared to the year ended December 31, 1999, salaries and benefits decreased as a percentage of revenue to 40.2% from 42.2%, supplies decreased to 12.0% from 12.5%, and other operating expenses decreased to 21.3% from 22.7%, respectively. We believe that as our company grows, we will likely benefit from our ability to spread fixed administrative costs over a larger base of operations.

     - Acquire Other Hospitals. We continue to pursue a disciplined acquisition strategy and seek to identify and acquire attractive hospitals in growing, non-urban markets. We also regularly monitor our existing facilities and seek to take advantage of opportunities to improve our portfolio of hospitals. We seek to acquire hospitals that are located in non-urban markets with above average population growth, a strong economic base and a favorable payor mix. In 2000, we acquired two hospitals that met this criteria. We acquired Lander Valley Medical Center in Lander, Wyoming and Putnam Community Medical Center in Palatka, Florida on July 1, 2000 and June 16, 2000, respectively. Each of these hospitals is located in a growing non-urban area where patients often travel outside of the community for healthcare services. By implementing our operating strategies, we believe that we can attract many of these patients that historically have sought care elsewhere.

      We believe that our strategic goals align our interests with those of the local communities served by our hospitals. We believe that the following qualities enable us to successfully compete for acquisitions:

      - our commitment to maintaining the local availability of healthcare services;

      - our reputation for providing market-specific, high quality healthcare;

      - our focus on physician recruiting and retention;

      - our management's operating experience; and

      - our access to financing.

      We have also sold under-performing or non-strategic facilities to strengthen our overall portfolio of hospitals. During the past year, we sold Springhill Medical Center, Barrow Medical Center, Trinity Hospital and Halstead Hospital to community-focused buyers. In addition, we sold Riverview Medical Center to one of the largest acute care hospitals in Baton Rouge, Louisiana. These sales allowed us to pay down existing borrowings under our credit facility, reinvest in existing markets and provide funds for future acquisitions.

OPERATIONS

     Our general, acute care hospitals usually provide the range of medical and surgical services commonly available in hospitals in non-urban markets. These hospitals also provide diagnostic and emergency services, as well as outpatient and ancillary services including outpatient surgery, laboratory, radiology, respiratory therapy and physical therapy.

     A board of trustees governs each of our hospitals. The board of trustees includes members of the hospital's medical staff as well as community leaders. The board establishes policies concerning medical, professional and ethical practices, monitors these practices, and is responsible for ensuring that these practices conform to established standards. We maintain quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. We also monitor patient care evaluations and other quality of care assessment activities on a regular basis.

     Like most hospitals located in non-urban areas, our hospitals do not engage in extensive medical research and medical education programs. However, a number of our hospitals have an affiliation with medical schools, including the clinical rotation of medical students.

     In addition to providing capital resources, we make available a variety of management services to our healthcare facilities. These services include:

     - information systems;

     - leasing contracts;

     - accounting, financial and clinical systems;

     - legal support;

     - personnel management;

     - internal auditing; and

     - resource management.

     We participate, along with HCA, Triad and Health Management Associates, Inc. in a group purchasing organization which makes certain national supply and equipment contracts available to our facilities.

PROPERTIES

     The following table lists the hospitals owned, except as otherwise indicated, by us as of February 14, 2001:

                                                                              LICENSED
                     FACILITY NAME                           CITY      STATE    BEDS
                     -------------                       ------------  -----  --------
Andalusia Hospital.....................................  Andalusia      AL      101
Bartow Memorial Hospital...............................  Bartow         FL       56
Putnam Community Medical Center........................  Palatka        FL      141
Western Plains Regional Hospital(1)....................  Dodge City     KS      110
Georgetown Community Hospital..........................  Georgetown     KY       75
Jackson Purchase Medical Center........................  Mayfield       KY      107
Meadowview Regional Medical Center.....................  Maysville      KY      111
Bourbon Community Hospital.............................  Paris          KY       58
Logan Memorial Hospital................................  Russellville   KY       92
Lake Cumberland Regional Hospital......................  Somerset       KY      227
Bluegrass Community Hospital(2)........................  Versailles     KY       25
Smith County Memorial Hospital.........................  Carthage       TN       63
Crockett Hospital......................................  Lawrenceburg   TN      107
Livingston Regional Hospital...........................  Livingston     TN      122
Hillside Hospital......................................  Pulaski        TN       95
Emerald-Hodgson Hospital...............................  Sewanee        TN       40
Southern Tennessee Medical Center......................  Winchester     TN      159
Castleview Hospital....................................  Price          UT       88
Ashley Valley Medical Center...........................  Vernal         UT       39
Lander Valley Medical Center(3)........................  Lander         WY      102
Riverton Memorial Hospital.............................  Riverton       WY       70

---------------

(1) We operate and hold a 70% equity interest in a consolidated joint venture which owns and operates Western Plains Regional Hospital.

(2) We lease Bluegrass Community Hospital from Woodford Healthcare, Inc., a Kentucky not-for-profit corporation, pursuant to a lease agreement that expires on December 31, 2002. We can extend the term of the lease until December 31, 2014 and have an option to purchase the hospital between January 1, 2004 and January 1, 2007.
(3) We lease the real estate associated with Lander Valley Medical Center from the City of Lander, Wyoming pursuant to a ground lease that expires on December 31, 2073.

     We operate medical office buildings in conjunction with many of our hospitals. These office buildings are primarily occupied by physicians who practice at our hospitals.

     Our headquarters are located in approximately 25,500 square feet of space in one office building in Brentwood, Tennessee. Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our obligations under our bank credit facilities are secured by a pledge of substantially all of our assets, including first priority mortgages on each of our hospitals.

SERVICES AND UTILIZATION

     We believe that two important factors relating to the overall utilization of a hospital are the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the healthcare needs of its community is determined by the following:

     - breadth of services;

     - level of technology; and

     - emphasis on quality of care and convenience for patients and physicians.

     Other factors which impact utilization include:

     - the size of and growth in local population;

     - local economic conditions;

     - the availability of reimbursement programs such as Medicare and Medicaid; and

     - the ability to negotiate contracts with managed care organizations that are appropriate for non-urban markets.

     Utilization across the industry also is being affected by improved treatment protocols as a result of advances in medical technology and pharmacology.

     The following table contains operating statistics for our hospitals for each of the past five years ended December 31. Medical/surgical hospital operations are subject to seasonal fluctuations, including decreases in patient utilization during holiday periods and increases in patient utilization during the cold weather months.

                                                       YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------
                                             1996     1997      1998      1999      2000
                                            ------   -------   -------   -------   -------
Number of hospitals at end of period......      22        22        23        23        20
Number of licensed beds at end of
  period(a)...............................   2,074     2,080     2,169     2,169     1,963
Weighted average licensed beds(b).........   2,060     2,078     2,127     2,169     2,056
Admissions(c).............................  59,381    60,487    62,269    64,081    66,085
Equivalent admissions(d)..................  98,869   105,126   110,029   114,321   119,812
Average length of stay (days)(e)..........     4.7       4.4       4.4       4.2       4.1

---------------

(a) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(b) Represents the average number of licensed beds weighted based on periods owned.

(c) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and is used by management and investors as a general measure of inpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(d) Equivalent admissions is used by management and investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Amounts for the years ended December 31, 1998 and 1999 have been restated to conform to current year definitions.
(e) Represents the average number of days admitted patients stay in our hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.

     Our hospitals have experienced significant growth in outpatient care services compared to inpatient care services. We believe outpatient services provided at our hospitals have increased for two primary reasons. First, because of our ongoing recruiting efforts, many new physicians work at our hospitals. These new physicians tend to provide primarily outpatient care services until they become established in the community and develop a patient base. Once they become established in a community, inpatient admissions from physicians tend to increase.

     Second, improvements in technology and clinical practices and hospital payment changes by Medicare, insurance carriers and self-insured employers have also resulted in increased outpatient care services relative to inpatient care services. These hospital payment changes generally encourage the utilization of outpatient, rather than inpatient, services whenever possible, and shortened lengths of stay for inpatient care.

     In response to this increasing demand for outpatient care, we are reconfiguring some of our hospitals to more effectively accommodate outpatient services and restructuring existing surgical capacity in some of our hospitals to permit additional outpatient volume and a greater variety of outpatient services.

SOURCES OF REVENUE

     Our hospitals receive payment for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers, as well as directly from patients. The approximate percentages of net patient revenues from continuing operations of our facilities from these sources during the periods specified below were as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1999    2000
                                                              -----   -----   -----
Medicare....................................................   37.8%   34.8%   34.6%
Medicaid....................................................   11.1    12.6    12.4
Managed Care................................................   20.1    24.3    27.4
Other sources...............................................   31.0    28.3    25.6
                                                              -----   -----   -----
          Total.............................................  100.0%  100.0%  100.0%
                                                              =====   =====   =====

     Medicare provides hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid, a joint federal-state program that is administered by the states, provides hospital benefits to qualifying individuals who are unable to afford care. All of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

     To attract additional volume, most of our hospitals offer discounts from established charges to certain large group purchasers of healthcare services, including private insurance companies, employers, HMOs, PPOs and other managed care plans. These discount programs often limit our ability to increase charges in response to increasing costs.

     In addition to government programs, our hospitals are reimbursed by private payers including HMOs, PPOs, private insurance companies, employers and individual private payers. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for the services under Medicare, Medicaid, some private insurance plans, HMOs or PPOs, but are responsible for services not covered by these plans, exclusions, deductibles or co-insurance features of their coverage. The amount of exclusions, deductibles and co-insurance has generally been increasing each year.

COMPETITION

     The hospital industry is highly competitive. We compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in growing, non-urban market areas. In 20 of our 21 communities, our hospitals face no direct competition within their communities because there are no other hospitals in their communities. However, these hospitals do face competition from hospitals outside of their communities, including hospitals in the market area and nearby urban areas that provide more complex services. These facilities are generally located in excess of 25 miles from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons, including the need for services we do not offer or physician referrals. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. Patients who require services from these other hospitals may subsequently shift their preferences to those hospitals for services we do provide. In addition, some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers.

     State certificate of need laws, which place limitations on a hospital's ability to expand hospital services and add new equipment, also may have the effect of restricting competition. Of the seven states where we own hospitals, Alabama, Florida, Kentucky and Tennessee have certificate of need laws. The application process for approval of covered services, facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states.

     The number and quality of the physicians on a hospital's staff is an important factor in a hospital's competitive advantage. Physicians decide whether a patient is admitted to the hospital and the procedures to be performed. We believe that physicians refer patients to a hospital primarily on the basis of the quality of services it renders to patients and physicians, the quality of other physicians on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Admitting physicians may be on the medical staffs of other hospitals in addition to those of our hospitals.

     One element of our business strategy is expansion through the acquisition of acute care hospitals in growing, non-urban markets. The competition to acquire rural hospitals is significant. We intend to acquire, on a selective basis, hospitals that are similar to those we currently own and operate. However, we may not find suitable acquisitions that can be accomplished on terms favorable to us.

EMPLOYEES AND MEDICAL STAFF

     At January 31, 2001, we had approximately 6,450 employees, including approximately 1,560 part-time employees. None of our employees are subject to collective bargaining agreements. We consider our employee relations to be good. While some of our hospitals experience union organizing activity from time to time, we do not expect these efforts to materially affect our future operations. Our hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate.

     Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by the hospital's medical staff and the appropriate governing board of the hospital in accordance with established credentialing criteria. With certain exceptions, physicians generally are not employees of our hospitals. However, we have conducted a physician practice management program pursuant to which some physicians provide services in our hospitals by contract. We attempt to restructure or phase out these physician contracts as they come up for renewal and do not intend to expand this program in the future.

GOVERNMENT REGULATION

     Overview. All participants in the healthcare industry are required to comply with extensive government regulation at the federal, state and local levels. Under these laws and regulations, hospitals must meet requirements to be certified as hospitals and qualified to participate in government programs, including the Medicare and Medicaid programs. These requirements relate to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, hospital use, rate-setting, compliance with building codes, and environmental protection laws. There are also extensive regulations governing a hospital's participation in these government programs. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions, our hospitals can lose their licenses and we could lose our ability to participate in these government programs. In addition, government regulations may change. If that happens, we may have to make changes in our facilities, equipment, personnel and services so that our hospitals remain certified as hospitals and qualified to participate in these programs. We believe that our hospitals are in substantial compliance with current federal, state and local regulations and standards.

     Hospitals are subject to periodic inspection by federal, state, and local authorities to determine their compliance with applicable regulations and requirements necessary for licensing and certification. All of our hospitals are licensed under appropriate state laws and are qualified to participate in Medicare and Medicaid programs. In addition, all of our hospitals are accredited by the Joint Commission on Accreditation of Healthcare Organizations. This accreditation indicates that a hospital satisfies the applicable health and administrative standards to participate in Medicare and Medicaid programs.

     Fraud and Abuse Laws. Participation in the Medicare program is heavily regulated by federal statute and regulation. If a hospital fails substantially to comply with the numerous federal laws governing a facility's activities, the hospital's participation in the Medicare program may be terminated and/or civil or criminal penalties may be imposed. For example, a hospital may lose its ability to participate in the Medicare and/or Medicaid programs if it performs any of the following acts:

     - making claims to Medicare for services not provided or misrepresenting actual services provided in order to obtain higher payments;

     - paying money to induce the referral of patients where services are reimbursable under a federal or state health program; or

     - failing to provide appropriate emergency medical screening services to any individual who comes to a hospital's emergency room or otherwise failing to properly treat and transfer emergency patients.

     HIPAA broadened the scope of the fraud and abuse laws by adding several criminal statutes that are not related to receipt of payments from a federal healthcare program. HIPAA created civil penalties for conduct, including upcoding and billing for medically unnecessary goods or services. It established new enforcement mechanisms to combat fraud and abuse. These include a bounty system, where a portion of the payments recovered is returned to the government agencies, as well as a whistleblower program. This law also expanded the categories of persons that may be excluded from participation in federal and state healthcare programs.

     A provision of the Social Security Act, known as the "anti-kickback" statute, prohibits the payment, receipt, offer, or solicitation of money with the intent of generating referrals or orders for services or items covered by a federal or state healthcare program. Violations of the anti-kickback statute may be punished by criminal and civil fines, exclusion from federal and state healthcare programs, and damages up to three times the total dollar amount involved.

     The Office of Inspector General of the Department of Health and Human Services is responsible for identifying fraud and abuse activities in government programs. In order to fulfill its duties, the Office of Inspector General performs audits, investigations, and inspections. In addition, it provides guidance to healthcare providers by identifying types of activities that could violate the anti-kickback statute. The Office of the Inspector General has identified the following incentive arrangements as potential violations:

     - payment of any incentive by a hospital each time a physician refers a patient to the hospital;

     - use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

     - provision of free or significantly discounted billing, nursing, or other staff services;

     - free training for a physician's office staff including management and laboratory techniques;

     - guarantees which provide that if the physician's income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

     - low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

     - payment of the costs of a physician's travel and expenses for conferences;

     - payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered; or

     - purchasing goods or services from physicians at prices in excess of their fair market value.

     We have a variety of financial relationships with physicians who refer patients to our hospitals. Physician investors have an ownership interest in one of our hospitals. Physicians may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, independent contractor agreements, and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include minimum revenue guarantees and, in some cases, loans. The Office of Inspector General is authorized to publish regulations outlining activities and business relationships that would be deemed not to violate the anti-kickback statute. These regulations are known as "safe harbor" regulations. The failure of a particular activity to comply with the safe harbor regulations does not mean that the activity violates the anti-kickback statute. We believe that all of our business arrangements are in full compliance with the anti-kickback law. We try to structure each of our arrangements, especially each of our business arrangements with physicians, to fit as closely as possible within an applicable safe harbor. However, not all of our business arrangements fit wholly within safe harbors, and so we cannot guarantee that these arrangements will not be scrutinized by government authorities, or if scrutinized, that they will be determined to be in compliance with the anti-kickback law or other applicable laws. If that happened, we would be subject to criminal and civil penalties and/or possible exclusion from participating in Medicare, Medicaid, or other governmental healthcare programs.

     The Social Security Act also includes a provision commonly known as the "Stark law." This law prohibits physicians from referring Medicare and Medicaid patients to selected types of healthcare entities in which they or any of their immediate family members have ownership or other financial interests. These types of referrals are commonly known as "self referrals." Sanctions for violating the Stark law include civil monetary penalties, assessments equal to twice the dollar value of each service, and exclusion from Medicare and Medicaid programs. There are ownership and compensation arrangement exceptions to the self-referral prohibition. One exception allows a physician to make a referral to a hospital if the physician owns an interest in the entire hospital, as opposed to an ownership interest in a department of the hospital. Another exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if the entity is located in a rural area, as defined in the statute. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, and recruitment agreements. The federal government released regulations interpreting some, but not all, of the provisions included in the Stark law in January 2001, and the government expects to release a second phase of final Stark regulations in the near future. Phase II of the Stark regulations to be published at an unknown date in the future will address those exceptions not addressed in the regulations released on January 4, 2001. We have structured our financial arrangements with physicians to comply with the statutory exceptions included in the Stark law. However, Phase II of the new regulations may interpret provisions of this law in a manner different from the manner with which we have interpreted them. We cannot predict the effect these regulations will have on us.

     Many states in which we operate also have adopted, or are considering adopting, similar laws. Some of these state laws apply even if the payment for care does not come from the government. These statutes typically provide criminal and civil penalties as well as loss of licensure. While there is little precedent for the interpretation or enforcement of these state laws, we have attempted to structure our financial relationships with physicians and others in light of these laws. However, if we are found to have violated these state laws, it could result in the imposition of criminal and civil penalties as well as possible licensure revocation.

     Corporate Practice of Medicine and Fee-Splitting. Some states have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians. Some states also have adopted laws that prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician's license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We attempt to structure our arrangements with healthcare providers to comply with the relevant state laws and the few available regulatory interpretations.

     Emergency Medical Treatment and Active Labor Act. The Emergency Medical Treatment and Active Labor Act imposes requirements as to the care that must be provided to anyone who comes to facilities providing emergency medical services seeking care. Regulations have recently been adopted that expand the areas within a facility that must provide emergency screening and treatment to include provider-based outpatient departments. Sanctions for failing to fulfill these requirements include exclusion from participation in Medicare and Medicaid programs and civil money penalties. In addition, the law creates private civil remedies which enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A medical facility that suffers a financial loss as a direct result of another participating hospital's violation of the law also has a similar right. Although we believe we comply with the Emergency Medical Treatment and Active Labor Act, differing interpretations are applied by the regulatory agencies responsible for enforcement.

     Federal False Claims Act. Another trend in healthcare litigation is the use of the Federal False Claims Act. The Federal False Claims Act prohibits providers from knowingly submitting false claims for payment to the federal government. This law has been used not only by the U.S. government, but also by individuals who bring an action on behalf of the government under the law's "qui tam" or "whistleblower" provisions. When a private party brings a qui tam action under the Federal False Claims Act, the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation.

     Civil liability under the Federal False Claims Act can be up to three times the actual damages sustained by the government plus civil penalties for each separate false claim. There are many potential bases for liability under the Federal False Claims Act. Although liability under the Federal False Claims Act arises when an entity knowingly submits a false claim for reimbursement to the federal government, the Federal False Claims Act defines the term "knowingly" broadly. Thus, although simple negligence generally will not give rise to liability under the Federal False Claims Act, submitting a claim with reckless disregard to its truth or falsity can constitute "knowingly" submitting a claim.

     Healthcare Reform. The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, and mandatory health insurance coverage for employees. The costs of implementing some of these proposals would be financed, in part, by reductions in payments to healthcare providers under Medicare, Medicaid, and other government programs.

     Conversion Legislation. Many states have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts primarily focus on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the not-for-profit seller. These review and, in some instances, approval processes can add additional time to the closing of a not-for-profit hospital acquisition. Future actions on the state level may seriously delay or even prevent our ability to acquire hospitals.

     Certificates of Need. The construction of new facilities, the acquisition of existing facilities and the addition of new services and expensive equipment at our facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificate of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. We operate hospitals in four states that have adopted certificate of need laws, Kentucky, Tennessee, Florida and Alabama. If we fail to obtain necessary state approval, we will not be able to expand our facilities, complete acquisitions or add new services in these states. Violation of these state laws may result in the imposition of civil sanctions or the revocation of a hospital's licenses.

     HIPAA Privacy and Security Requirements. The Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. On August 17, 2000, the Health Care Financing Administration published final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. Compliance with these regulations is required by October 16, 2002. We cannot predict the impact that final regulations, when fully implemented, will have on us.

     The Administrative Simplification Provisions also require the Health Care Financing Administration to adopt standards to protect the security and privacy of health-related information. The Health Care Financing Administration proposed regulations containing security standards on August 12, 1998. These proposed security regulations have not been finalized, but as proposed, would require healthcare providers to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. In addition, the Health Care Financing Administration released final regulations containing privacy standards in December 2000. These privacy regulations are effective February 2001 but compliance with these regulations is not required until February 2003. Therefore, these privacy regulations could be further amended prior to the compliance date. However, as currently drafted, the privacy regulations will extensively regulate the use and disclosure of individually identifiable health-related information. The security regulations, as proposed, and the privacy regulations could impose significant costs on our facilities in order to comply with these standards. We cannot predict the final form that these regulations will take or the impact that final regulations, when fully implemented, will have on us. If we violate HIPAA, we are subject to monetary fines and penalties, criminal sanctions and civil causes of action.

PAYMENT

     Medicare. Under the Medicare program, we are paid for inpatient and outpatient services performed by our hospitals.

     Payments for inpatient acute services are generally made pursuant to a prospective payment system, commonly known as "PPS." Under PPS, our hospitals are paid a prospectively determined amount for each hospital discharge based on the patient's diagnosis. Specifically, each discharge is assigned to a diagnosis related group, commonly known as a "DRG," based on the patient's condition and treatment during the relevant inpatient stay. This assignment also effects the prospectively determined capital rate paid with each DRG. Each DRG is assigned a payment rate that is prospectively set using national average costs per case for treating a patient for a particular diagnosis. DRG payments do not consider the actual costs incurred by a hospital in providing a particular inpatient service. However, DRG and capital payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. In addition to DRG and capital payments, hospitals may qualify for "outlier" payments. Hospitals qualify for outlier payments when the relevant patient's treatment costs exceed a specified threshold. Hospitals qualify for disproportionate share payments when their percentage of low income patients exceed specified thresholds. Under the Medicare, Medicaid, and SCHIP Benefits, Improvement and Protection Act of 2000, known as "BIPA," a majority of our hospitals qualify to receive disproportionate share payments.

     The DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the diagnostic related group rates, known as the "market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. For several years, however, the percentage increases in the diagnostic related group payments have been lower than the projected increase in the costs of goods and services purchased by hospitals. DRG rate increases were 1.1% for federal fiscal year 1995, 1.5% for federal fiscal year 1996, 2.0% for federal fiscal year 1997, 0.0% for federal fiscal year 1998, and 0.5% for federal fiscal year 1999. The DRG rate was increased by market basket minus 1.8% for federal fiscal year 2000. BIPA provides some relief to the low diagnostic related group increases mandated by the Balanced Budget Act. Under BIPA, the DRG rate will increase in the amount of the full market basket for fiscal year 2001 and in an amount equal to the market basket minus 0.55% for fiscal years 2002 and 2003.

     Outpatient services have traditionally been paid at the lower of customary charges or on a reasonable cost basis. The Balanced Budget Act established a PPS for outpatient hospital services that commenced on August 1, 2000. The Balanced Budget Refinement Act of 1999 eliminated the anticipated average reduction of 5.7% for various Medicare outpatient business under the Balanced Budget Act of 1997. Under the Balanced Budget Refinement Act of 1999, losses for non-urban hospitals with 100 beds or less are mitigated through a "hold harmless" provision until December 31, 2003. Eleven of our hospitals qualify for this relief. Losses under Medicare outpatient PPS of non-urban hospitals with greater than 100 beds and urban hospitals will be mitigated through a corridor reimbursement approach, where a percentage of losses will be reimbursed through December 31, 2003. Substantially all of our remaining hospitals qualify for relief under this provision.

     Skilled nursing facilities have historically been paid by Medicare on the basis of actual costs, subject to limitations. The Balanced Budget Act established a PPS for Medicare skilled nursing facilities. The new PPS commenced in July 1998, and is being implemented progressively over a three year term. We have experienced reductions in payments for our skilled nursing services. However, BIPA requires HCFA to increase the current reimbursement amount for each resource utilization group component of the skilled nursing facility PPS by 16.7% for services furnished between April 1, 2001 and September 30, 2002. Additionally, BIPA increases the skilled nursing facility PPS update to the full market basket for fiscal year 2001 and market basket minus 0.5% for fiscal year 2002.

     The Balanced Budget Act also required the Department of Health and Human Services to establish a PPS for home health services. The Balanced Budget Act of 1997 put in place the interim payment system, commonly known as "IPS," until the home health PPS could be implemented. As of October 1, 2000, the home health PPS replaced IPS. We have experienced reductions in payments for our home health services and a decline in home health visits due to a reduction in benefits by reason of the Balanced Budget Act. However, the Balanced Budget Refinement Act delayed until one year following implementation of the PPS a 15.0% payment reduction that would have otherwise applied effective October 1, 2000. The BIPA further delays the one-time 15.0% payment reduction until October 1, 2002. Additionally, the BIPA increases the home health agency PPS annual update to 2.2% for services furnished between April 1, 2001 and September 30, 2001, and for a two year period beginning April 1, 2001, increases Medicare payments to 10.0% for home health services furnished in specified rural areas.

     The Balanced Budget Act mandated a PPS for inpatient rehabilitation hospital services. A PPS system for Medicare inpatient rehabilitation services is scheduled for a two year phase in beginning April 1, 2001. Prior to the implementation of the prospective payment systems, payments to exempt hospitals and units, such as inpatient psychiatric, rehabilitation and skilled nursing services, are based upon reasonable cost, subject to a cost per discharge target. These limits are updated annually by a market basket index.

     As of December 31, 2000, we operated five inpatient psychiatric units, four inpatient rehabilitation units, ten hospital-based skilled nursing facility units, three rural health clinics, two home health agencies, one comprehensive outpatient rehabilitation facility and eight hospitals utilizing swing beds.

     Medicaid. Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. Medicaid is currently funded jointly by state and federal governments. The federal government and many states are currently considering significantly reducing Medicaid funding, while at the same time expanding Medicaid benefits. This could adversely affect future levels of Medicaid payments received by our hospitals.

     Annual Cost Reports. Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

     Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. Finalization of these audits often takes several years. Providers can appeal any final determination made in connection with an audit.

     Commercial Insurance. Our hospitals provide services to individuals covered by private healthcare insurance. Private insurance carriers pay our hospitals or in some cases reimburse their policyholders based on the hospital's established charges and the coverage provided in the insurance policy. Commercial insurers are trying to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers to our hospitals. Reductions in payments for services provided by our hospitals to individuals covered by commercial insurers could adversely affect us.

REGULATORY COMPLIANCE PROGRAM

     It is our policy to conduct our business with integrity and in compliance with the law. We have in place and continue to develop a corporate-wide compliance program, which focuses on all areas of regulatory compliance, including reimbursement and cost reporting practices and laboratory operations.

     This regulatory compliance program is intended to ensure that high standards of conduct are maintained in the operation of our business and to help ensure that policies and procedures are implemented so that employees act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, we provide initial and periodic legal compliance and ethics training to every employee, review various areas of our operations, and develop and implement policies and procedures designed to foster compliance with the law. We regularly monitor our ongoing compliance efforts. The program also includes a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors or designated compliance officers in our hospitals.

     In December 2000, we entered into a corporate integrity agreement with the Office of Inspector General and agreed to maintain our compliance program in accordance with the corporate integrity agreement. Violations of the integrity agreement could subject us to substantial monetary penalties. The compliance measures and reporting and auditing requirements contained in the integrity agreement include:

     - continuing the duties and activities of our audit and compliance committee, corporate compliance officer, internal audit and compliance department, local ethics and compliance officers, corporate compliance committee and hospital compliance committees;

     - maintaining our written code of conduct, which sets out our commitment to full compliance with all statutes, regulations, and guidelines applicable to federal healthcare programs;

     - maintaining our written policies and procedures addressing the operation of our compliance program;

     - providing general training on the compliance policy;

     - providing specific training for the appropriate personnel on billing, coding and cost report issues;

     - having an independent third party conduct periodic audits of our facilities' inpatient DRG coding;

     - continuing our confidential disclosure program and compliance hotline to enable employees or others to disclosure issues or questions regarding possible inappropriate policies or behavior;

     - enhancing our screening program to ensure that we do not hire or engage employees or contractors who are ineligible persons for federal healthcare programs;

     - reporting any material deficiency which resulted in an overpayment to us by a federal healthcare program; and

     - submitting annual reports to the Inspector General which describe in detail the operations of our corporate compliance program for the past year.

LEGAL PROCEEDINGS

     General. We are, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts, for wrongful restriction of or interference with physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against us that may not be covered by insurance. We are currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on our business, financial condition or results of operations.

     Americans with Disabilities Act Claim. On January 12, 2001, Access Now, Inc., a disability rights organization, filed a class action lawsuit against each of our hospitals alleging non-compliance with the accessibility guidelines under the Americans with Disabilities Act. The lawsuit, filed in the United States District Court for the Eastern District of Tennessee, seeks injunctive relief requiring facility modification, where necessary, to meet the ADA guidelines, along with attorneys fees and costs. We are working with Access Now to determine the scope of facility modification needed to comply with the Act.

     Governmental Investigation of HCA and Related Litigation. HCA has been the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits filed in federal court, shareholder derivative actions filed in state courts, patient/payer actions and general liability claims. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, prior to our formation as an independent company, owned the facilities we now own.

     On December 14, 2000, HCA announced that it signed an agreement with the Department of Justice and four U.S. attorneys' offices resolving all pending federal criminal issues in the government's investigation. HCA also announced at this time that it signed a civil settlement agreement with the Department of Justice resolving civil false claims issues related to DRG coding, outpatient laboratory and home health. The criminal agreement has been accepted by the federal district courts. The civil settlement agreement is conditioned on court approval of the settlement, which HCA expects to receive in the first quarter of 2001. These agreements relate only to conduct that was the subject of the federal investigations resolved in the agreements, and HCA has stated publicly that it continues to discuss civil claims relating to cost reporting and physician relations with the government.

     Based on our review of documents filed by HCA with the Securities and Exchange Commission, these agreements with the government also resolve many, but not all, qui tam actions filed by private parties against HCA. In addition, representatives of state attorneys general have agreed to recommend to state officials that HCA be released from criminal and civil liability related to the matters covered by the settlement agreements.

     HCA agreed to indemnify us for any losses, other than consequential damages, arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in prior to the distribution that relate to the investigation. However, we could be held responsible for any claims that are not covered by the agreements reached with the federal government or for which HCA is not required to, or fails to, indemnify us. We may also be affected by the initiation of additional investigations or claims against HCA in the future, if any, and the related media coverage.

ARRANGEMENTS RELATING TO THE DISTRIBUTION

     Immediately prior to HCA's distribution of our common stock, we entered into agreements with HCA to define our ongoing relationships after the distribution and to allocate tax, employee benefits and other liabilities and obligations arising from periods prior to the distribution date.

     Distribution Agreement. We entered into a distribution agreement with HCA and Triad which governed the corporate transactions required to effect the distribution and other arrangements between the parties after the distribution. The distribution agreement also allocated financial responsibility between the parties for liabilities arising out of the assets and entities that constitute our company, including liabilities arising out of the transfer of the assets and entities to us. HCA agreed in the distribution agreement to indemnify us for any losses arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in prior to the distribution that relate to the investigation.

     Tax Sharing and Indemnification Agreement. We also entered into a tax sharing and indemnification agreement with HCA and Triad, which allocated tax liabilities among the parties and addressed other tax matters, including responsibility for filing tax returns, control of and cooperation in tax litigation, and qualification of the distribution as a tax-free transaction. Generally, HCA is responsible for taxes that are allocable to periods before the distribution date, and each of HCA, LifePoint and Triad is responsible for its own tax liabilities, including its allocable portion of taxes shown on any consolidated, combined or other tax return filed by HCA, for periods after the distribution date.

     The tax sharing and indemnification agreement prohibits us from taking actions that could jeopardize the tax treatment of the distribution or the restructuring that preceded the distribution, and requires us to indemnify HCA and Triad for any taxes or other losses that result from our actions. In connection with preserving the tax treatment of the distribution and the restructuring that preceded the distribution, we agreed to take actions that HCA may request and we made covenants, including covenants that, for a period of three years following the distribution, we will not authorize, undertake or facilitate any of the following without the consent of HCA:

     - issue additional stock or other equity instruments;

     - merge, dissolve, consolidate, redeem our securities or liquidate;

     - transfer or dispose of assets, other than the disposition of assets that have been identified for divestiture; or

     - recapitalize or otherwise change our capital structure.

     Although we have received HCA consent to complete this stock offering, under the tax sharing and indemnification agreement, we are still liable if any taxes or other losses with respect to the distribution or the restructuring that preceded that distribution result from this stock offering.

     Benefits and Employment Matters Agreement. We entered into a benefits and employment matters agreement with HCA and Triad, which allocated responsibilities for employee compensation, benefits, labor, benefit plan administration and certain other employment matters on and after the distribution date.

     Insurance Allocation and Administration Agreement. Before the distribution, HCA maintained various insurance policies for the benefit of the facilities that now make up our company. A wholly owned insurance subsidiary of HCA insures HCA against substantially all losses in periods before the distribution. In addition, HCA maintains excess loss policies. We also entered into an insurance allocation and administration agreement with HCA that describes our continuing rights and obligations regarding insurance after the distribution date and that defines our relationship regarding insurance on HCA's property and our property.

     Computer and Data Processing Services Agreement. HCA's wholly owned subsidiary, Columbia Information Systems, Inc., entered into a computer and data processing services agreement with us. Columbia Information Systems provides computer installation, support, training, maintenance, data processing and other related services to us under this agreement. Columbia Information Systems charges fees to us for services provided under this agreement that are market competitive based on Columbia Information Systems' costs incurred in providing these services.

     Other Agreements. HCA entered into agreements with us by which HCA shares telecommunications services with us under HCA's agreements with its telecommunications services provider and by which HCA makes account collection services available to us. We also participate, along with HCA, Triad and Health Management Associates, Inc. in a group purchasing organization which makes national supply and equipment contracts available to our facilities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table contains information concerning our executive officers and directors:

NAME                                        AGE                     POSITION
----                                        ---                     --------
James M. Fleetwood, Jr....................  53    Chairman, Chief Executive Officer, Chief
                                                    Operating Officer and President
William F. Carpenter III..................  46    Senior Vice President, General Counsel and
                                                    Secretary
Kenneth C. Donahey........................  50    Senior Vice President and Chief Financial
                                                    Officer
Neil D. Hemphill..........................  47    Senior Vice President of Administration and
                                                    Human Resources
William M. Gracey.........................  47    Division President
Daniel S. Slipkovich......................  43    Division President
Ricki Tigert Helfer.......................  56    Director
John E. Maupin, Jr., D.D.S................  53    Director
DeWitt Ezell, Jr..........................  62    Director
William V. Lapham.........................  62    Director
Richard H. Evans..........................  56    Director

     James M. Fleetwood, Jr. has been the Chairman and Chief Executive Officer of LifePoint since June 8, 2000 and the President and Chief Operating Officer of LifePoint since May 11, 1999. From January 1, 1998 until May 11, 1999, Mr. Fleetwood served as President of the America Group of HCA. Mr. Fleetwood served as President of the Florida Group of HCA from May 1996 to January 1, 1998; President of the North Florida Division of HCA from April 1995 to May 1996; and as Regional Vice President of Healthtrust, Inc. -- The Hospital Company prior thereto.

     William F. Carpenter III has been a Senior Vice President, General Counsel and Secretary of LifePoint since May 11, 1999. From November 16, 1998 until May 11, 1999, Mr. Carpenter served as General Counsel of the America Group of HCA. Mr. Carpenter served as a member of the law firm of Waller Lansden Dortch & Davis, A Professional Limited Liability Company through December 31, 1998.

     Kenneth C. Donahey has been a Senior Vice President and Chief Financial Officer of LifePoint since May 11, 1999. From November 5, 1998 until May 11, 1999, Mr. Donahey served as Senior Vice President and Chief Financial Officer of the America Group of HCA. Mr. Donahey served as Senior Vice President and Controller of HCA from April 1995 through November 4, 1998; and as Senior Vice President and Controller of Healthtrust, Inc. -- The Hospital Company prior thereto.

     Neil D. Hemphill has been the Senior Vice President of Administration and Human Resources of LifePoint since May 11, 1999. From September 1, 1998 until May 11, 1999, Mr. Hemphill served as Senior Vice President of Administration and Human Resources of the America Group of HCA. Mr. Hemphill served as Senior Vice President of Human Resources of HCA from February 1994 to September 1, 1998; and as Vice President of Human Resources of Columbia Healthcare Corporation prior thereto.

     William M. Gracey has been a Division President of LifePoint since May 11, 1999. From July 1998 until May 11, 1999, Mr. Gracey served as a Division President of the America Group of HCA. Mr. Gracey served as President of Operations Support for the Atlantic Group of HCA from January 1998 through June 1998; Division President of HCA from September 1995 to December 1997; Chief Operating Officer of the Pacific Division of HCA from February 1995 to September 1995; and as Chief Executive Officer of other facilities of Hospital Corporation of America prior thereto.

     Daniel S. Slipkovich has been a Division President of LifePoint since May 11, 1999. From October 1998 until May 11, 1999, Mr. Slipkovich served as a Division President of the America Group of HCA. Mr. Slipkovich served as Chief Financial Officer of the America Group of HCA from January 1998 to

October 1998; Chief Financial Officer and Vice President of the Florida Group of HCA from July 1996 to December 1997; Chief Financial Officer and Vice President of the North Florida Division of HCA from February 1995 to June 1996; and as Regional Assistant Vice President of Healthtrust, Inc. -- The Hospital Company prior thereto.

     Ricki Tigert Helfer is currently an Associate Professor of Law at American University's Washington College of Law. Ms. Helfer was a non-resident Senior Fellow at the Brookings Institution from February 1998 to July 1999. Since June 1997, Ms. Helfer has been a Consultant in the field of International Banking. Prior to that time, she was the Chairman of the Board of Directors and Chief Executive Officer of the Federal Deposit Insurance Corporation from October 1994 to June 1997; and a partner at Gibson, Dunn & Crutcher prior thereto.

     John E. Maupin, Jr., D.D.S. has been the President of Meharry Medical College since July 1994 and served as the Executive Vice President of Morehouse School of Medicine prior thereto. Dr. Maupin is a director of Pinnacle Financial Partners, Inc., North American Funds, Monarch Dental Corp. and USLIFE Income Fund, Inc.

     DeWitt Ezell, Jr. served as State President, BellSouth Corporation from January 1996 until his retirement on April 30, 1999. Mr. Ezell is a director of BlueCross BlueShield of Tennessee.

     William V. Lapham acted as Chief Financial Officer of Uptons Department Stores, a division of American Retail Group, from January 1999 to June 1999. Prior to that time, Mr. Lapham served as a partner at Ernst & Young LLP for 26 years until his retirement on September 30, 1998. He was a member of the Ernst & Young International Council until December 31, 1997. Mr. Lapham is a director of Renal Care Group, Inc. and Avado Brands, Inc.

     Richard H. Evans currently serves as Chairman of Evans Holdings, a real estate investment and real estate services company. Prior to forming Evans Holdings, Mr. Evans served as President and Chief Executive Officer for Huizenga Sports and Entertainment Group, a sports and entertainment ownership and management company, and President and Chief Operating officer of Florida Panthers Holdings, a sports and entertainment ownership and management company, from November 1996 to April 1998. Prior to that time, he was Chief Operating Officer of Gaylord Entertainment Group, a diversified entertainment, communications and hospitality company, from April 1993 to October 1996.

THE BOARD OF DIRECTORS

     Our certificate of incorporation provides that our board of directors will be divided into three classes, with the classes to be as nearly equal in number as possible, and that the directors serve three year terms. Messrs. Ezell and Lapham will serve until the 2001 annual meeting of directors; Messrs. Fleetwood and Evans will serve until the 2002 annual meeting of directors; and Ms. Helfer and Dr. Maupin will serve until the 2003 annual meeting of stockholders.

     The board has a number of standing committees, including an audit and compliance committee and a compensation committee.

     Audit and Compliance Committee. The audit and compliance committee reviews and makes reports and recommendations to the board of directors with respect to the selection of our independent auditors, the arrangements for and the scope of the audits to be performed by them and our internal audit activities, accounting procedures and controls, and reviews our annual consolidated financial statements. The committee also monitors adherence to our regulatory compliance program. The members of the audit and compliance committee are Ms. Helfer, Dr. Maupin and Messrs. Ezell, Evans and Lapham, with Mr. Lapham serving as chair.

     Compensation Committee. The compensation committee is responsible for approving compensation arrangements for our executive management, reviewing compensation plans relating to officers, grants of options and other benefits under our employee benefit plans and reviewing generally our employee compensation policy. The members of the compensation committee are Ms. Helfer, Dr. Maupin and Messrs. Ezell, Evans and Lapham, with Mr. Ezell serving as chair.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to ownership of the our common stock as of February 12, 2001, by

     - each person known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and four most highly compensated officers other than the chief executive officer; and

     - all of our directors and executive officers as a group.

     To our knowledge, unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person other than those listed below that beneficially owns more than 5% of the outstanding shares of our common stock. Under Securities and Exchange Commission rules, the number of shares shown as beneficially owned includes shares of common stock options that currently are exercisable or will be exercisable within 60 days of February 12, 2001. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of February 12, 2001 are considered to be outstanding for the purpose of determining the percentage of the shares held by a holder, but not for the purpose of computing the percentage held by others.

     The underwriters may also purchase up to 495,000 additional shares from us within 30 days from the date of this prospectus to cover over-allotments. Such shares will not be sold unless the underwriters exercise their over-allotment option, and the table below assumes that such over-allotment option will not be exercised.

     All computations are based on 34,728,885 shares of common stock outstanding on February 12, 2001.

                                                                                 PERCENT BENEFICIALLY
                                                                                        OWNED
                                                       SHARES BENEFICIALLY     ------------------------
                                                       OWNED PRIOR TO THE      BEFORE THE     AFTER THE
5% STOCKHOLDERS, DIRECTORS AND OFFICERS                     OFFERING            OFFERING      OFFERING
---------------------------------------                -------------------     ----------     ---------
LifePoint Hospitals, Inc. Retirement Plan(1).........       2,781,260              8.0%          7.3%
AIM Management Group, Inc.(2)........................       2,088,740              6.0           5.5
James M. Fleetwood, Jr.(3)...........................         331,649                *             *
Ricki Tigert Helfer(3)(4)............................           4,868                *             *
Dr. John E. Maupin, Jr., D.D.S.(3)(4)................           4,035                *             *
DeWitt Ezell, Jr.(3)(4)..............................           7,552                *             *
William V. Lapham(3)(5)..............................           5,679                *             *
William F. Carpenter III(3)..........................         301,457                *             *
Neil D. Hemphill(3)..................................         181,755                *             *
Kenneth C. Donahey(3)................................         341,628                *             *
William M. Gracey(3)(6)..............................         155,858                *             *
Daniel S. Slipkovich(3)(7)...........................         158,250                *             *
Richard H. Evans(3)..................................             494                *             *
All directors and executive officers as a group (11
  persons)(3)(4)(5)(6)(7)............................       1,493,225              4.2%          3.8%

---------------

   * Less than one percent.

 (1) The ownership for the Employee Stock Ownership Plan Component of the LifePoint Hospitals, Inc. Retirement Plan is based on information contained in the Schedule 13G dated January 19, 2001, filed with the SEC. The address of the Plan is c/o U.S. Trust Company, National Association, 515 S. Flower Street, #2800, Los Angeles, California 90071.
 (2) The ownership given for AIM Management Group, Inc., on behalf of itself and its wholly-owned subsidiaries, AIM Advisors, Inc. and AIM Capital Management, Inc. is based on information contained in the Schedule 13G dated February 9, 2001, filed with the SEC. The address of AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

 (3) Includes shares that are issuable by options that are exercisable within 60 days (Mr. Fleetwood, 184,079, Ms. Helfer, 3,129; Dr. Maupin, 3,129; Mr. Ezell, 3,129; Mr. Lapham, 3,129; Mr. Carpenter, 154,878; Mr. Hemphill, 111,859; Mr. Donahey, 185,112; Mr. Gracey, 81,849; Mr. Slipkovich, 81,839;
     and Mr. Evans, 494).
 (4) Mr. Ezell has sole voting power to 1,852 shares. The remaining 2,571 shares listed for Mr. Ezell, the 1,739 shares listed for Ms. Helfer and the 906 shares listed for Dr. Maupin represent Deferred Stock Units payable in common stock, granted under our Outside Directors Stock and Incentive Compensation Plan.
 (5) Includes 1,250 shares held by Mr. Lapham's wife, as to which he disclaims beneficial ownership.
 (6) Includes 55 shares and options to purchase 416 shares held by Mr. Gracey's wife, as to which he disclaims beneficial ownership.
 (7) Includes 98 shares held by Mr. Slipkovich's wife, as to which he disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $.01 per share. As of February 12, 2001, there were 34,728,885 shares of common stock outstanding held of record by 8,420 stockholders, and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are only summaries and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the Securities and Exchange Commission.

COMMON STOCK

     Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

     On December 11, 2000, we implemented a share repurchase plan to provide holders of less than 100 shares of our common stock a cost-effective means to sell all, but not less than all, of their shares or purchase additional shares to bring their holdings up to 100 shares. We anticipate that the program will be completed on February 16, 2001.

PREFERRED STOCK

     Our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock, and the number of shares constituting any series and the designations of this series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of our management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of our common stock.

     In connection with our stockholder rights plan, our certificate of incorporation provides for the issuance of a series of 90,000 shares of preferred stock designated as the Series A Junior Participating Preferred Stock, par value $.01 per share.

PREFERRED STOCK PURCHASE RIGHTS

     We have a stockholders' rights plan, pursuant to which each outstanding share of our common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $35 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are described in a Rights Agreement between us and National City Bank, as Rights Agent.

     Each share of Series A preferred stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will entitle the holder of the stock to 1,000 votes on all matters submitted to a vote of the stockholders. In the event of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) as the case may be, into which or for which each share of common stock is changed or exchanged. The rights of Series A preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     Initially, the rights will be attached to all common stock certificates and no separate rights certificates will be issued. Separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the earlier to occur of (1) the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock, or
(2) a date determined by action of our board of directors following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock. Prior to the time that a person would otherwise become an acquiring person, however, our board of directors may determine that such person shall not be an acquiring person for purposes of the Rights Agreement.

     The Rights Agreement provides that, until the rights distribution date (or earlier redemption or expiration of the rights):

     - the rights will be transferred with and only with the certificates for common stock;

     - new common stock certificates issued after the record date upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference; and

     - the surrender for transfer of any certificates for common stock outstanding as of the record date also will constitute the transfer of the rights associated with the common stock represented by such certificate.

     The rights are not exercisable until the rights distribution date. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

     If a person or group becomes an acquiring person, each holder of a right will then have the right to receive, on exercise, common stock (or, in certain circumstances, Series A preferred stock or other similar securities of LifePoint) having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, following the existence of an acquiring person, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person will be null and void.

     In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, on the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after any person or group becomes an acquiring person and prior to the acquisition by any person or group of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), as the case may be, per right (subject to adjustment).

     At any time prior to the existence of an acquiring person, our board of directors may redeem the rights, in whole but not in part, at a redemption price of $.01 per right. The redemption of the rights may be made effective at such time and on such basis with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after the existence of an acquiring person no such amendment may adversely affect the interests of the holders of the rights (other than the acquiring person).

     The number of outstanding rights and the number of one-thousandths of a share of Series A preferred stock issuable upon exercise of each right are subject to adjustment under certain circumstances.

     Until a right is exercised, the holder of the right will not have any rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not determined by our board of directors to be in the best interests of all stockholders. The rights should not interfere with any merger or other business combination approved by our board of directors since (subject to the limitations described above) we may redeem the rights at $.01 per right prior to the time a person or group has become an acquiring person.

DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY HAVE AN ANTI-TAKEOVER EFFECT

     Provisions in our certificate of incorporation and bylaws could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. These provisions include, for example, terms providing for

     - the issuance of "blank check" preferred stock by the board of directors without stockholder approval;

     - higher stockholder voting requirements for certain transactions such as business combinations with certain related parties (i.e., a "fair price provision");

     - a prohibition on taking actions by the written consent of stockholders;

     - restrictions on the persons eligible to call a special meeting of stockholders;

     - classification of the board of directors into three classes; and

     - the removal of directors only for cause and by a vote of 80% of the outstanding voting power.

     These provisions may also have the effect of discouraging third parties from making proposals involving our acquisition or change of control, although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions could further have the effect of making it more difficult for third parties to cause the replacement of our board of directors. These provisions have been designed to enable us to develop our business and foster our long-term growth without disruptions caused by the threat of a takeover not deemed by our board of directors to be in our best interests and our stockholders.

     We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder."
Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

     - the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

     - at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.66% of the outstanding voting stock.

Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

     - breach of the director's duty of loyalty;

     - acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

     - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

     - any transaction from which the director derives an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

     The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. In addition, we maintain and pay premiums on an insurance policy on behalf of our officers and directors covering losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is National City Bank. Its address is 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114, and its telephone number at this location is (216) 575-2492.

                   MATERIAL UNITED STATES FEDERAL INCOME AND
            ESTATE TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes in the same manner as U.S. citizens.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

     - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

     The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We do not anticipate paying dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold U.S.

federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

     - a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

     - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

     - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

     - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. It is possible that we are, or in the future will be, a U.S. real property holding corporation. Even if we are, or were to become, a U.S. real property holding corporation, however, gains realized upon a disposition of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock generally would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" within the meaning of the Section 897(c)(3) of the Internal Revenue Code. If we are, or were to become, a U.S. real property holding corporation and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not "regularly traded on an established securities market," then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31%.

     The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding at a rate of 31%, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

     THE FOREGOING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS NOT TAX ADVICE AND IS NOT BASED ON AN OPINION OF COUNSEL. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF OUR COMMON STOCK SHOULD CONSULT THAT HOLDER'S OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING

     We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., SunTrust Equitable Securities Corporation and UBS Warburg LLC are acting as U.S. underwriters. Subject to the terms and conditions described in a U.S. purchase agreement among us and each of the U.S. underwriters, and concurrently with the sale of 660,000 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                 NUMBER
                      U.S. UNDERWRITER                          OF SHARES
                      ----------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc....................................
SunTrust Equitable Securities Corporation...................
UBS Warburg LLC.............................................
                                                                ---------
             Total..........................................    2,640,000
                                                                =========

     We also have entered into an international purchase agreement with Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited, SunTrust Equitable Securities Corporation and UBS Warburg as the international managers for the sale of the shares outside the U.S. and Canada. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 2,640,000 shares of common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 660,000 shares from us. The public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

     The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

     We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The U.S. underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at the price less a concession not
in excess of $          per share. The U.S. underwriters may allow, and the
dealers may reallow, a discount not in excess of $          per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                     PER SHARE  WITHOUT OPTION  WITH OPTION
                                                     ---------  --------------  -----------
Public offering price..............................      $            $              $
Underwriting discount..............................      $            $              $
Proceeds, before expenses, to LifePoint............      $            $              $

     The expenses of the offering, not including the underwriting discount, are estimated at $1.6 million and are payable by LifePoint.

OVER-ALLOTMENT OPTION

     The U.S. underwriters may also purchase up to 396,000 additional shares from us at the public offering price, less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each will be obligated, subject to conditions contained in the U.S. purchase agreement, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

     The international managers may also purchase up to 99,000 additional shares from us to cover any over-allotments on terms similar to those granted to the U.S. underwriters. The international managers may exercise this option for 30 days from the date of this prospectus.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not directly or indirectly to:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     Notwithstanding the foregoing, Merrill Lynch has agreed to an exception to these agreements to permit the sale of up to 250,000 shares of common stock in the aggregate by six of our executive officers. We may also issue shares of common stock or options to purchase shares of common stock pursuant to our existing employee benefit plans or upon exercise or conversion of any security outstanding on the date hereof.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     Our shares are quoted on the Nasdaq National Market under the symbol
"LPNT."

NASD REGULATION

     More than ten percent of the proceeds of the offering will be applied to pay down debt obligations owed to affiliates of SunTrust Equitable Securities Corporation. Because more than ten percent of the net proceeds of the offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

PRICE STABILIZATION, SHORT POSITIONS

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit underwriters from bidding for and purchasing our common stock. However, the U.S. underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. underwriters may reduce that short position by purchasing shares in the open market. The U.S. underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short term position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. underwriters or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. An affiliate of SunTrust Equitable Securities Corporation is a participating lender under our bank credit agreement.

     Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares offered hereby will be passed upon for LifePoint by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements, the consolidated financial statements of LifePoint Hospitals Holdings, Inc. and the financial statements of Dodge City Healthcare Group, L.P. all included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements, the consolidated financial statements of LifePoint Hospitals Holdings, Inc. and the financial statements of Dodge City Healthcare Group, L.P. are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Reports and other information concerning us can also be inspected at the offices of Nasdaq, 33 Whitehall Street, New York, New York 10004-2193.

     We have filed a registration statement on Form S-3 with the SEC covering the common stock. For further information on LifePoint and the securities we are offering in this prospectus, you should refer to our registration statement, its exhibits and the documents incorporated by reference therein. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents.

     You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supercede this prospectus.

     We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000;

     - our Current Reports on Form 8-K, filed on May 31, 2000, June 9, 2000, June 28, 2000, October 5, 2000, October 19, 2000 and February 16, 2001;
       and

     - the description of our capital stock contained in our registration statement on Form 10, dated December 11, 1998, as amended.

     You may request a copy of these filings, at not cost, by writing or telephoning our Corporate Secretary at the following address:

     LifePoint Hospitals, Inc.
     103 Powell Court, Suite 200
     Brentwood, Tennessee 37027
     Attention: Corporate Secretary
     (615) 372-8500

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

     - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     Such documents will become a part of this prospectus from the date such document is filed.

     Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.
                             ---------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Report of Independent Auditors..............................  F-2

Consolidated Statements of Operations -- for the years ended
  December 31, 1998, 1999 and 2000..........................  F-3

Consolidated Balance Sheets -- December 31, 1999 and 2000...  F-4

Consolidated Statements of Cash Flows -- for the years ended
  December 31, 1998, 1999 and 2000..........................  F-5

Consolidated Statements of Stockholders' Equity -- for the
  years ended December 31, 1998, 1999 and 2000..............  F-6

Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
LifePoint Hospitals, Inc.

     We have audited the accompanying consolidated balance sheets of LifePoint Hospitals, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the management of LifePoint Hospitals, Inc. (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LifePoint Hospitals, Inc. at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

Nashville, Tennessee
January 29, 2001

                           LIFEPOINT HOSPITALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                               1998      1999       2000
                                                              ------    ------     ------
Revenues....................................................  $498.4    $515.2     $557.1
Salaries and benefits.......................................   220.8     217.4      224.2
Supplies....................................................    62.0      64.2       67.0
Other operating expenses....................................   117.2     117.3      118.1
Provision for doubtful accounts.............................    41.6      38.2       42.0
Depreciation and amortization...............................    28.3      31.4       34.1
Interest expense............................................    19.1      23.4       30.7
Management fees.............................................     8.9       3.2         --
ESOP expense................................................      --       2.9        7.1
Impairment of long-lived assets.............................    26.1      25.4       (1.4)
                                                              ------    ------     ------
                                                               524.0     523.4      521.8
                                                              ------    ------     ------
Income (loss) from continuing operations before minority
  interests and income taxes................................   (25.6)     (8.2)      35.3
Minority interests in earnings of consolidated entities.....     1.9       1.9        2.2
                                                              ------    ------     ------
Income (loss) from continuing operations before income
  taxes.....................................................   (27.5)    (10.1)      33.1
Provision (benefit) for income taxes........................    (9.8)     (2.7)      15.2
                                                              ------    ------     ------
Income (loss) from continuing operations....................   (17.7)     (7.4)      17.9
Discontinued operations:
  Loss from operations, net of income tax benefit of $2.6...    (4.1)       --         --
                                                              ------    ------     ------
     Net income (loss)......................................  $(21.8)   $ (7.4)    $ 17.9
                                                              ======    ======     ======
Basic earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations..................  $(0.59)   $(0.24)    $ 0.57
  Loss from discontinued operations.........................   (0.14)       --         --
                                                              ------    ------     ------
     Net income (loss)......................................  $(0.73)   $(0.24)    $ 0.57
                                                              ======    ======     ======
Diluted earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations..................  $(0.59)   $(0.24)    $ 0.54
  Loss from discontinued operations.........................   (0.14)       --         --
                                                              ------    ------     ------
     Net income (loss)......................................  $(0.73)   $(0.24)    $ 0.54
                                                              ======    ======     ======

   The accompanying notes are an integral part of the consolidated financial statements.

                           LIFEPOINT HOSPITALS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                               1999        2000
                                                              -------     -------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  12.5     $  39.7
  Accounts receivable, less allowances for doubtful accounts of $50.3 and $52.3 at December 31, 1999 and 2000,
     respectively...........................................     46.7        41.7
  Inventories...............................................     14.3        13.9
  Deferred taxes and other current assets...................     25.9        22.2
                                                              -------     -------
                                                                 99.4       117.5
Property and equipment:
  Land......................................................      7.9         8.7
  Buildings and improvements................................    204.1       236.9
  Equipment.................................................    260.6       244.9
  Construction in progress (estimated cost to complete and
     equip after December 31, 2000 -- $12.0)................     20.2         9.4
                                                              -------     -------
                                                                492.8       499.9
Accumulated depreciation....................................   (198.4)     (183.4)
                                                              -------     -------
                                                                294.4       316.5
Intangible assets, net......................................     26.4        53.8
Other.......................................................      0.2         0.2
                                                              -------     -------
                                                              $ 420.4     $ 488.0
                                                              =======     =======
                   LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable..........................................  $  26.5     $  16.1
  Accrued salaries..........................................     14.7        13.8
  Other current liabilities.................................     12.9        11.1
  Current maturities of long-term debt......................      3.1        11.1
                                                              -------     -------
                                                                 57.2        52.1
Long-term debt..............................................    257.1       278.3
Deferred taxes..............................................     12.5        15.2
Professional liability risks and other liabilities..........      3.4         9.4
Minority interests in equity of consolidated entities.......      4.5         4.6
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; no shares issued...........................       --          --
  Common stock, $.01 par value; 90,000,000 shares
     authorized; 33,701,208
  shares and 34,709,504 shares issued and outstanding at
  December 31, 1999 and 2000, respectively..................      0.3         0.3
  Capital in excess of par value............................    137.9       156.5
  Unearned ESOP compensation................................    (28.9)      (25.7)
  Notes receivable for shares sold to employees.............    (10.2)       (7.2)
  Retained earnings (accumulated deficit)...................    (13.4)        4.5
                                                              -------     -------
                                                                 85.7       128.4
                                                              -------     -------
                                                              $ 420.4     $ 488.0
                                                              =======     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                           LIFEPOINT HOSPITALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                             (DOLLARS IN MILLIONS)

                                                               1998      1999      2000
                                                              ------    ------    ------
Cash flows from operating activities:
  Net income (loss).........................................  $(21.8)   $ (7.4)   $ 17.9
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       ESOP expense.........................................      --       2.9       7.1
       Provision for doubtful accounts......................    41.6      38.2      42.0
       Depreciation and amortization........................    28.3      31.4      34.1
       Minority interests in earnings of consolidated
          entities..........................................     1.9       1.9       2.2
       Deferred income taxes (benefit)......................   (12.4)    (13.8)     13.6
       Loss (gain) on impairment of long-lived assets.......    26.1      25.4      (1.4)
       Loss from discontinued operations....................     4.1        --        --
       Reserve for professional liability risk..............      --       3.4       5.4
       Increase (decrease) in cash from operating assets and
          liabilities, net of effects from acquisitions and
          divestitures:
          Accounts receivable...............................   (21.3)    (29.8)    (32.8)
          Inventories and other assets......................     0.2      (1.1)     (1.7)
          Accounts payable and accrued expenses.............     0.9       7.1     (11.4)
          Income taxes payable..............................      --      (0.3)      6.2
       Other................................................    (0.1)      1.4       2.2
                                                              ------    ------    ------
          Net cash provided by operating activities.........    47.5      59.3      83.4
Cash flows from investing activities:
  Purchases of property and equipment, net..................   (29.3)    (64.8)    (31.4)
  Purchases of facilities...................................      --        --     (82.4)
  Proceeds from sale of facilities..........................      --        --      24.3
  Other.....................................................    (2.2)     (4.0)     (2.3)
                                                              ------    ------    ------
          Net cash used in investing activities.............   (31.5)    (68.8)    (91.8)
Cash flows from financing activities:
  Borrowings under bank debt................................      --        --      35.0
  Repayments of bank debt...................................      --        --      (5.7)
  Proceeds from exercise of stock options...................      --        --       7.2
  (Decrease) increase in intercompany balances with HCA,
     net....................................................   (14.9)     22.4        --
  Other.....................................................    (1.1)     (0.4)     (0.9)
                                                              ------    ------    ------
          Net cash (used in) provided by financing
            activities......................................   (16.0)     22.0      35.6
                                                              ------    ------    ------
Change in cash and cash equivalents.........................      --      12.5      27.2
Cash and cash equivalents at beginning of year..............      --        --      12.5
                                                              ------    ------    ------
Cash and cash equivalents at end of year....................  $   --    $ 12.5    $ 39.7
                                                              ======    ======    ======
Supplemental disclosure of cash flow information:
  Interest payments.........................................  $ 19.1    $ 21.2    $ 29.4
  Income taxes paid (received), net.........................  $   --    $ 15.4    $ (4.4)
Supplemental non-cash financing activities:
  Assumption of debt from HCA...............................  $   --    $260.0    $   --
  Elimination of intercompany amounts payable to HCA........  $   --    $224.9    $   --

   The accompanying notes are an integral part of the consolidated financial statements.

                           LIFEPOINT HOSPITALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000
                        (DOLLARS AND SHARES IN MILLIONS)

                                                                                                 NOTES
                                                    CAPITAL                                    RECEIVABLE
                                                      IN         RETAINED                         FOR
                                  COMMON STOCK     EXCESS OF     EARNINGS        EQUITY,         SHARES       UNEARNED
                                 ---------------      PAR      (ACCUMULATED    INVESTMENTS      SOLD TO         ESOP
                                 SHARES   AMOUNT     VALUE       DEFICIT)         BY HCA       EMPLOYEES    COMPENSATION   TOTAL
                                 ------   ------   ---------   ------------   --------------   ----------   ------------   ------
Balance at December 31, 1997...            $        $             $               $140.5         $             $           $140.5
  Net loss.....................                                                    (21.8)                                   (21.8)
                                  ----     ----     -------       ------          ------         ------        ------      ------
Balance at December 31, 1998...                                                    118.7                                    118.7
  Net income before spin-off...                                                      6.0                                      6.0
  Stock issued in connection
    with:
    Executive Stock Purchase
      Plan.....................    1.0                 10.2                                       (10.2)                       --
    Employee Stock Ownership
      Plan.....................    2.8                 32.1                                                     (32.1)         --
    Issuance of stock
      options..................                         1.6                                                                   1.6
  ESOP compensation earned.....                        (0.3)                                                      3.2         2.9
  Assumption of debt from
    HCA........................                      (260.0)                                                               (260.0)
  Elimination of intercompany
    debt to HCA................                       229.9                                                                 229.9
  Spin-off capitalization......   29.9      0.3       124.4                       (124.7)                                      --
  Net loss after spin-off......                                    (13.4)                                                   (13.4)
                                  ----     ----     -------       ------          ------         ------        ------      ------
Balance at December 31, 1999...   33.7      0.3       137.9        (13.4)             --          (10.2)        (28.9)       85.7
  Net income...................                                     17.9                                                     17.9
  ESOP compensation earned.....                         3.9                                                       3.2         7.1
  Exercise of stock options,
    including tax benefits and
    other......................    1.0                 17.1                                                                  17.1
  Stock issued in connection
    with Management Stock
    Purchase Plan..............                         0.7                                                                   0.7
  Payment on Executive Stock
    Purchase Plan..............                        (3.1)                                        3.0                      (0.1)
                                  ----     ----     -------       ------          ------         ------        ------      ------
Balance at December 31, 2000...   34.7     $0.3     $ 156.5       $  4.5          $   --         $ (7.2)       $(25.7)     $128.4
                                  ====     ====     =======       ======          ======         ======        ======      ======

   The accompanying notes are an integral part of the consolidated financial statements.

                           LIFEPOINT HOSPITALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

NOTE 1 -- ORGANIZATION AND ACCOUNTING POLICIES

  Organization

     On May 11, 1999, HCA -- The Healthcare Company ("HCA") completed the spin-off of its operations comprising the America Group to its stockholders by distributing all outstanding shares of LifePoint Hospitals, Inc. (the "Distribution"). LifePoint Hospitals, Inc., together with its subsidiaries, as appropriate, is hereinafter referred to as the "Company." A description of the Distribution and certain transactions with HCA is included in Note 2.

     At December 31, 2000, the Company was comprised of 20 general, acute care hospitals and related health care entities. The entities are located in non-urban areas in the states of Alabama, Florida, Kansas, Kentucky, Tennessee, Utah and Wyoming.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority voting interest or exclusive rights granted to the Company by contract as the sole general partner to manage and control the ordinary course of the affiliates' business. All significant intercompany accounts and transactions within the Company have been eliminated in consolidation. Investments in entities which the Company does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

  Use of Estimates

     The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

  Equity

     Equity for periods prior to the Distribution represents the net investment in the Company by HCA. It includes Common Stock, additional paid-in-capital and net earnings.

  Revenues

     The Company's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

     Revenues are recorded at estimated amounts due from patients and third-party payers for the health care services provided. Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. The net adjustments to estimated settlements resulted in increases to revenues of $1.2 million, $0.7 million and $3.2 million for the years ended December 31, 1998, 1999 and 2000, respectively. Management believes that adequate provisions have been made for adjustments that may

                           LIFEPOINT HOSPITALS, INC.

result from final determination of amounts earned under these programs. HCA retains sole responsibility for, and will be entitled to, any Medicare, Medicaid or cost-based Blue Cross settlements relating to cost reporting periods ending on or prior to the Distribution. The net settlement payable estimated as of December 31, 1999 and 2000 and included in accounts receivable in the accompanying balance sheets approximated $5.1 million and $13.5 million, respectively.

     Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

     The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues.

     The Company's revenue is particularly sensitive to regulatory and economic changes in the states of Kentucky and Tennessee. As of December 31, 2000, the Company operated 20 hospitals with six located in the Commonwealth of Kentucky and six located in the State of Tennessee. Based on those 20 hospitals, the Company generated 38.8% of its revenue from its Kentucky hospitals and 20.7% from its Tennessee hospitals for the year ended December 31, 2000.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

  Accounts Receivable

     The Company receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 1998, 1999 and 2000, approximately 48.9%, 47.4% and 47.0%, respectively, of the Company's revenues related to patients participating in the Medicare and Medicaid programs. Management recognizes that revenues and receivables from government agencies are significant to its operations, but it does not believe that there are significant credit risks associated with these government agencies. Management does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  Long-Lived Assets

  (a) Property and Equipment

     Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized.

                           LIFEPOINT HOSPITALS, INC.

     Depreciation expense, computed using the straight-line method, was $27.1 million, $30.6 million and $32.8 million for the years ended December 31, 1998, 1999 and 2000, respectively. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from 3 to 10 years.

  (b) Intangible Assets

     Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities and are amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions.

     When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluations of each asset that include quantitative analyses of net revenue and cash flows, reviews of recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

     Deferred loan costs are included in intangible assets on the balance sheet and are amortized over the term of the related debt. In connection with the Distribution, the Company recorded $10.7 million and $0.8 million of deferred loan costs during the years ended December 31, 1999 and 2000, respectively.

     The following is a summary of intangible assets at December 31, (in millions):

                                                              1999      2000
                                                              -----     -----
Cost in excess of net assets acquired.......................  $24.3     $53.6
Deferred loan costs.........................................   10.7      11.5
                                                              -----     -----
                                                               35.0      65.1
Less accumulated amortization...............................   (8.6)    (11.3)
                                                              -----     -----
          Total intangible assets...........................  $26.4     $53.8
                                                              =====     =====

  Income Taxes

     For the periods prior to the Distribution, HCA filed consolidated federal and state income tax returns which included all of its eligible subsidiaries, including the Company. The provisions for income taxes (benefits) in the consolidated statements of operations for periods prior to the Distribution were computed on a separate return basis (i.e., assuming the Company had not been included in a consolidated income tax return with HCA). All income tax payments for these periods were made by the Company through HCA.

  Professional and General Liability Risks

     The Company is primarily self-insured for its professional and general liability risks. The reserve for professional and general liability risks was $3.4 million and $8.9 million at December 31, 1999 and 2000, respectively. The reserves for self-insured professional and general liability losses and loss adjustment expenses are based on actuarially projected estimates discounted to their present value using a rate of 6.0%.

     The cost of self-insurance for the years ended December 31, 1998, 1999 and 2000 was approximately $6.8 million, $7.1 million and $7.6 million, respectively.

                           LIFEPOINT HOSPITALS, INC.

  Management Fees

     For the year ended December 31, 1998 and for the period prior to the Distribution in 1999, HCA incurred various corporate general and administrative expenses. These corporate overhead expenses were allocated to the Company based on net revenues. In the opinion of management, this allocation method was reasonable.

  Stock Based Compensation

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recognizes no compensation expense for grants when the exercise price equals or exceeds the market price of the underlying stock on the date of grant.

  Earnings Per Share

     Earnings per share ("EPS") is based on the weighted average number of common shares outstanding and dilutive stock options, adjusted for the shares issued to the ESOP. As the ESOP shares are committed to be released, the shares become outstanding for earnings per share calculations.

  Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in years beginning after June 15, 1999. In June 1999, SFAS No. 137 was issued, deferring the effective date of SFAS No. 133 for one year. Management does not anticipate that the adoption of the new statement will have a material effect on the financial condition or the results of operations of the Company.

NOTE 2 -- THE DISTRIBUTION AND TRANSACTIONS WITH HCA

     As a result of the Distribution, the Company became an independent, publicly-traded company. Owners of HCA Common Stock received one share of the Company's Common Stock for every 19 shares of HCA Common Stock held which resulted in approximately 29.9 million shares of the Company's Common Stock outstanding immediately after the Distribution. After the Distribution, HCA had no ownership in the Company. Immediately after the Distribution, however, certain HCA benefit plans received shares of the Company on behalf of HCA employees.

     In connection with the Distribution, all intercompany amounts payable by the Company to HCA were eliminated and the Company assumed certain indebtedness from HCA (see Note 8). In addition, the Company entered into various agreements with HCA which are intended to facilitate orderly changes for both companies in a way which would be minimally disruptive to each entity. These agreements provide certain indemnities to the parties (see Note 3), and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the Distribution.

     In connection with the Distribution, HCA received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Distribution would qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended. Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by HCA. The Company has agreed to certain restrictions on its future actions to provide further assurances that the Distribution will qualify as tax-free. Restrictions include, among other things, limitations on the liquidation, merger or consolidation with another company, certain issuances and redemptions of the Company's Common Stock and the sale or other disposition of assets. If the Company fails to abide by such restrictions and, as a result, the Distribution fails to qualify as a tax-free transaction, the Company will be

                           LIFEPOINT HOSPITALS, INC.

obligated to indemnify HCA for any resulting liability, which could have a material adverse effect on the Company's financial position and results of operations.

NOTE 3 -- HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS

     HCA has been the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits, patient/payer actions and general liability claims. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, prior to the Company's formation as an independent company, owned the facilities the Company now owns.

     On December 14, 2000, HCA announced that it signed an agreement with the Department of Justice and four U.S. attorneys' offices resolving all pending federal criminal issues in the government's investigation. HCA also announced at this time that it signed a civil settlement agreement with the Department of Justice resolving civil false claims issues related to DRG coding, outpatient laboratory and home health. The criminal agreement has been accepted by the federal district courts. The civil settlement agreement is conditioned on court approval of the settlement, which HCA expects to receive in the first quarter of 2001. These agreements relate only to conduct that was the subject of the federal investigations resolved in the agreements, and HCA has stated publicly that it continues to discuss civil claims relating to cost reporting and physician relations with the government.

     Based on our review of documents filed by HCA with the Securities and Exchange Commission, these agreements with the government also resolve many, but not all, qui tam actions filed by private parties against HCA. In addition, representatives of state attorneys general have agreed to recommend to state officials that HCA be released from criminal and civil liability related to the matters covered by the settlement agreements.

     HCA agreed to indemnify the Company for any losses, other than consequential damages, arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in prior to the distribution that relate to the investigation. However, the Company could be held responsible for any claims that are not covered by the agreements reached with the federal government or for which HCA is not required to, or fails to, indemnify the Company. The Company may also be affected by the initiation of additional investigations or claims against HCA in the future, if any, and the related media coverage.

                           LIFEPOINT HOSPITALS, INC.

NOTE 4 -- IMPACT OF ACQUISITIONS AND DIVESTITURES

  Acquisitions

     Effective July 1, 2000, the Company acquired Lander Valley Medical Center in Lander, Wyoming for a purchase price of $33.0 million. Cost in excess of net assets acquired totaled $9.5 million and is being amortized over 40 years.

     In June 2000, the Company acquired Putnam Community Medical Center in Palatka, Florida for approximately $49.4 million. Cost in excess of net assets acquired totaled $20.6 million and is being amortized over 40 years.

     The foregoing acquisitions were accounted for using the purchase method of accounting. The purchase prices of these transactions were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The following table summarizes the allocation of the aggregate purchase price of the acquisitions for the year ended December 31, 2000 (in millions):

Net cash used for acquisitions..............................  $ 82.4
Fair value of assets acquired...............................   (55.0)
Liabilities assumed.........................................     2.7
                                                              ------
Cost in excess of net assets acquired.......................  $ 30.1
                                                              ======

  Divestitures

     Effective November 17, 2000, the Company sold Springhill Medical Center in Springhill, Louisiana for approximately $5.7 million. The proceeds were deposited in a Starker Trust for future capital reinvestment and are reflected in "Deferred taxes and other current assets" on the accompanying consolidated balance sheets.

     Effective September 1, 2000, the Company sold Barrow Medical Center in Winder, Georgia for approximately $2.2 million.

     Effective August 1, 2000, the Company sold Riverview Medical Center in Gonzales, Louisiana for approximately $20.7 million. The proceeds from the transaction and the Company's available cash were used to pay down existing borrowings under the Company's revolving credit facility.

     Effective April 1, 2000, the Company sold Halstead Hospital in Halstead, Kansas and effective February 1, 2000, the Company sold Trinity Hospital in Erin, Tennessee.

     Halstead Hospital, Trinity Hospital, and Barrow Medical Center were the three hospitals previously held for sale by the Company. The Company recorded an impairment of long-lived assets related to the hospitals held for sale in 1998 and an additional impairment in 1999.

     During 2000, the Company recorded a $1.4 million pre-tax gain related to the favorable settlement on the sale of a facility that was previously held for sale. The gain is included in the accompanying consolidated statements of operations as impairment of long-lived assets.

     The operating results of the acquisitions and divestitures have been consolidated in the accompanying consolidated statements of operations for the periods subsequent to acquisition and for the periods prior to sale, respectively.

                           LIFEPOINT HOSPITALS, INC.

  Pro forma Results of Operations

     The following unaudited pro forma results of operations give effect to the operations of the hospitals acquired and sold during the year ended December 31, 2000 as if the respective transactions had occurred at the beginning of the periods presented (in millions, except per share data):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1999       2000
                                                              ------     ------
Revenues....................................................  $513.2     $557.0
                                                              ======     ======
Net income..................................................  $ 15.3     $ 19.4
                                                              ======     ======
Earnings per share:
  Basic.....................................................  $ 0.50     $ 0.61
                                                              ======     ======
  Diluted...................................................  $ 0.50     $ 0.59
                                                              ======     ======

     The pro forma results of operations do not purport to represent what the Company's results of operations would have been had such transactions in fact occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

NOTE 5 -- INCOME TAXES

     The provision (benefit) for income taxes for the years ended December 31, 1998, 1999 and 2000 consists of the following (dollars in millions):

                                                          1998       1999       2000
                                                          -----     ------     ------
Current:
  Federal...............................................  $ 2.6     $  9.6     $   --
  State.................................................     --        1.5        1.6
                                                          -----     ------     ------
                                                            2.6       11.1        1.6
Deferred:
  Federal...............................................  (10.5)     (13.3)      13.5
  State.................................................   (1.9)      (1.6)      (0.1)
                                                          -----     ------     ------
                                                          (12.4)     (14.9)      13.4
Increase in Valuation Allowance.........................     --        1.1        0.2
                                                          -----     ------     ------
          Total.........................................  $(9.8)    $ (2.7)    $ 15.2
                                                          =====     ======     ======

     The net change in the total valuation allowance for the years ended December 31, 1999 and 2000 was an increase of $1.1 million and $0.2 million, respectively. The increases are primarily as a result of state net operating loss carryforwards that management believes may not be fully utilized because of the uncertainty regarding the Company's ability to generate taxable income in certain states. Various subsidiaries have state net operating loss carryforwards of approximately $26.2 million with expiration dates through the year 2020.

     The Company generated a federal net operating loss of approximately $8.4 million for the year ended December 31, 2000 which will expire in the year 2020.

                           LIFEPOINT HOSPITALS, INC.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income (loss) from continuing operations before income taxes for the years ended December 31, 1998, 1999 and 2000 follows:

                                                              1998     1999      2000
                                                              ----     -----     ----
Federal statutory rate......................................  35.0%     35.0%    35.0%
State income taxes, net of federal income tax benefit.......   3.9      10.6      2.6
ESOP........................................................    --        --      4.4
Non-deductible intangible assets............................  (2.6)     (3.0)     1.3
Valuation allowance.........................................    --     (10.8)     0.9
Other items, net............................................  (0.7)     (5.1)     1.9
                                                              ----     -----     ----
Effective income tax rate...................................  35.6%     26.7%    46.1%
                                                              ====     =====     ====

     Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes. Sources of these differences and the related tax effects are as follows (dollars in millions):

                                                               1999       2000
                                                              ------     ------
Deferred tax liabilities:
  Depreciation and fixed asset basis differences............  $(18.4)    $(21.7)
  Other.....................................................    (0.6)      (1.9)
                                                              ------     ------
          Total deferred tax liabilities....................   (19.0)     (23.6)
                                                              ------     ------
Deferred tax assets:
  Provision for doubtful accounts...........................    14.3        6.0
  Employee compensation.....................................     5.9        3.0
  Professional liability....................................     1.3        3.8
  Other.....................................................     5.5        5.4
                                                              ------     ------
          Total deferred tax assets.........................    27.0       18.2
Valuation allowance.........................................    (1.1)      (1.3)
                                                              ------     ------
     Net deferred tax assets................................    25.9       16.9
                                                              ------     ------
     Net deferred tax assets (liabilities)..................  $  6.9     $ (6.7)
                                                              ======     ======

     The balance sheet classification of deferred income tax assets (liabilities) is as follows (dollars in millions):

                                                               1999      2000
                                                              ------     -----
Current.....................................................  $ 19.4     $ 8.5
Long-term...................................................   (12.5)    (15.2)
                                                              ------     -----
          Total.............................................  $  6.9     $(6.7)
                                                              ======     =====

     HCA and the Company entered into a tax sharing and indemnification agreement. Under the agreement, HCA maintains full control and absolute discretion with regard to any combined or consolidated tax filings for periods prior to the Distribution. In addition, the agreement provides that HCA will generally be responsible for all taxes that are allocable to periods prior to the Distribution and HCA and the Company will each be responsible for its own tax liabilities for periods after the Distribution.

     The agreement does not have an impact on the realization of deferred tax assets or the payment of deferred tax liabilities of the Company except to the extent that the temporary differences give rise to such deferred tax assets and liabilities after the Distribution and are adjusted as a result of final tax settlements

                           LIFEPOINT HOSPITALS, INC.

after the Distribution. In the event of such adjustments, the tax sharing and indemnification agreement provides for certain payments between HCA and the Company as appropriate.

NOTE 6 -- IMPAIRMENT OF LONG-LIVED ASSETS

     During the fourth quarter of 1998, the Company decided to sell three hospital facilities that were identified as not compatible with the Company's operating plans, based upon management's review of all facilities, and giving consideration to current and expected market conditions and the current and expected capital needs in each market. At December 31, 1998, the carrying value before the impairment charge of the long-lived assets related to these hospital facilities was approximately $47.2 million. The carrying value was reduced to fair value, based on estimates of selling values at that time, for a total non-cash charge of $24.8 million. During the fourth quarter of 1999, the Company recorded an additional non-cash charge of $25.4 million (comprised of $22.4 million in further impairment charges for these facilities and $3.0 million in anticipated selling/closing costs). The remaining carrying value of the long-lived assets related to these hospital facilities of approximately $22.4 million was written down based on the revised selling values. The three hospital facilities held for sale were sold during the year ended December 31, 2000 (see
Note 4). For the years ended December 31, 1998, 1999 and 2000, respectively, these divested facilities had net revenues of $48.0 million, $42.6 million and $14.4 million and a loss from continuing operations before income tax benefit and the asset impairment charges of approximately $2.9 million, $3.8 million and $2.3 million, respectively.

     During the third quarter of 2000, the Company recorded a $1.4 million pre-tax gain related to the favorable settlement on the sale of a facility that was previously held for sale. The gain is recorded in the accompanying consolidated statement of operations as an impairment of long-lived assets.

     The Company recorded, during the third quarter of 1998, an impairment loss of approximately $1.3 million related to the write-off of intangibles and other long-lived assets of certain physician practices where the recorded asset values were not deemed to be fully recoverable based upon the operating results trends and projected future cash flows. These assets being held and used are now recorded at estimated fair value based upon discounted, estimated future cash flows.

     The impairment charges did not have a significant impact on the Company's cash flows and are not expected to significantly impact cash flows for future periods. As a result of the write-downs, depreciation and amortization expense related to these assets will decrease in future periods. In the aggregate, the net effect of the change in depreciation and amortization expense is not expected to have a material effect on operating results for future periods.

NOTE 7 -- DISCONTINUED OPERATIONS

     During 1998, the Company completed the divestiture of its home health businesses for amounts approximating their carrying value. The Company implemented plans to sell the home health businesses during 1997. The estimated loss on sale and operating results of the home health businesses are reflected as discontinued operations in the consolidated statement of operations.

     Revenues for the disposed home health businesses were approximately $18.9 million for the year ended December 31, 1998.

                           LIFEPOINT HOSPITALS, INC.

NOTE 8 -- LONG-TERM DEBT

     Long-term debt consists of the following (in millions):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999       2000
                                                              ------     ------
Bank Facilities.............................................  $110.0     $139.3
Senior Subordinated Notes...................................   150.0      150.0
Other debt..................................................     0.2        0.1
                                                              ------     ------
                                                               260.2      289.4
Less current maturities.....................................    (3.1)     (11.1)
                                                              ------     ------
                                                              $257.1     $278.3
                                                              ======     ======

     Maturities of long-term debt at December 31, 2000 are as follows (in millions):

2001........................................................  $ 11.1
2002........................................................    15.9
2003........................................................    15.9
2004........................................................    15.8
2005........................................................    80.7
Thereafter..................................................   150.0
                                                              ------
                                                              $289.4
                                                              ======

  Bank Credit Agreement

     On May 11, 1999, the Company assumed from HCA the obligations under a bank credit agreement (the "Credit Agreement") with a group of lenders with commitments aggregating $210 million. The Credit Agreement consists of a $60 million term loan facility, an $85 million term loan facility, and a $65 million revolving credit facility (collectively the "Bank Facilities").

     As of December 31, 2000, the $60 million term loan facility was drawn in full. The final payment under this term loan facility is due November 11, 2004.

     The $85 million term loan facility was drawn in full at the time of the Distribution. The final payment under this term loan is due November 11, 2005.

     The $65 million revolving credit facility is available for working capital and other general corporate purposes, and any outstanding amounts thereunder will be due and payable on November 11, 2004. No amounts were outstanding under this facility as of December 31, 2000.

     Repayments under the term loan facilities are due in quarterly installments with quarterly amortization based on annual amounts. Interest on the Bank Facilities is currently based on LIBOR plus 2.75% for the revolving credit facility and the $60 million term loan facility, and LIBOR plus 3.25% for the $85 million term loan facility. The weighted average interest rate on the Bank Facilities was approximately 9.7% at December 31, 2000. The Company also pays a commitment fee equal to 0.5% of the average daily amount available under the revolving credit facility.

     The Company's obligations under the Bank Facilities are guaranteed by its subsidiaries. These guarantees are secured by a pledge of substantially all of the subsidiaries' assets. The Credit Agreement requires that the Company comply with various financial ratios and tests and contains covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends.

                           LIFEPOINT HOSPITALS, INC.

  Senior Subordinated Notes

     On May 11, 1999, the Company assumed from HCA $150 million in Senior Subordinated Notes maturing on May 15, 2009 and bearing interest at 10.75%. In November 1999, in a registered exchange offer, the Company issued a like aggregate principal amount of notes in exchange for these notes (the "Notes"). Interest is payable semi-annually. The Notes are unsecured obligations and are subordinated in right of payment to all existing and future senior indebtedness.

     The indenture pursuant to which the Notes were made contains certain covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends.

     The Notes are guaranteed jointly and severally on a full and unconditional basis by all of the Company's operating subsidiaries ("Subsidiary Guarantors"). The Company is a holding company with no operations apart from its ownership of the Subsidiary Guarantors. The aggregate assets, liabilities, equity and earnings of the Subsidiary Guarantors are substantially equivalent to the total assets, liabilities, equity and earnings of the Company and its subsidiaries on a consolidated basis.

     At December 31, 2000, all but one of the Subsidiary Guarantors were wholly owned and fully and unconditionally guaranteed the Notes. Separate financial statements and other disclosures of the wholly owned Subsidiary Guarantors are not presented because management believes that such separate financial statements and disclosures would not provide additional material information to investors.

     As of May 11, 1999, two of the Subsidiary Guarantors were not wholly owned, and the guarantees of such non-wholly owned entities were limited. During the fourth quarter of 1999, the Company acquired ownership of the remaining interest in one such Subsidiary Guarantor, and the limitations on the guarantee of such Subsidiary Guarantor, as well as the limitations on the guarantee of the remaining non-wholly owned Subsidiary Guarantor, were eliminated. Therefore, at December 31, 2000, only one of the Company's consolidating subsidiaries, Dodge City Healthcare Group, L.P., was not wholly owned, although all assets, liabilities, equity and earnings of this entity fully and unconditionally, jointly and severally guarantee the Notes. The Company owns approximately 70% of the partnership interests in this mostly owned Subsidiary Guarantor.

     Presented below is summarized condensed consolidating financial information for the Company and its subsidiaries as of and for the years ended December 31, 1999 and 2000 segregating the parent company, the issuer of the Notes (LifePoint Hospitals Holdings, Inc.), the combined wholly owned Subsidiary Guarantors, the mostly owned Subsidiary Guarantor and eliminations.

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN MILLIONS)

                                                      WHOLLY OWNED   MOSTLY OWNED
                                          ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                 PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                 ------   ---------   ------------   ------------   ------------   ------------
Revenues.......................  $  --     $   --        $482.5         $32.7          $  --          $515.2
Salaries and benefits..........     --         --         206.2          11.2             --           217.4
Supplies.......................     --         --          60.0           4.2             --            64.2
Other operating expenses.......    0.2         --         112.3           4.8             --           117.3
Provision for doubtful
  accounts.....................     --         --          35.4           2.8             --            38.2
Depreciation and
  amortization.................     --         --          29.7           1.7             --            31.4
Interest expense...............     --       17.7           5.1           0.6             --            23.4
Management fees................     --         --           2.5           0.7             --             3.2
ESOP expense...................     --         --           2.9            --             --             2.9
Equity in earnings of
  affiliates...................    7.3       (7.0)           --            --           (0.3)             --
Impairment of long-lived
  assets.......................     --         --          25.4            --             --            25.4
                                 -----     ------        ------         -----          -----          ------
                                   7.5       10.7         479.5          26.0           (0.3)          523.4
                                 -----     ------        ------         -----          -----          ------
Income (loss) before minority
  interests and income taxes...   (7.5)     (10.7)          3.0           6.7            0.3            (8.2)
Minority interests in earnings
  of consolidated entities.....     --        1.9            --            --             --             1.9
                                 -----     ------        ------         -----          -----          ------
Income (loss) before income
  taxes........................   (7.5)     (12.6)          3.0           6.7            0.3           (10.1)
Provision (benefit) for income
  taxes........................   (0.1)      (5.3)          2.7            --             --            (2.7)
                                 -----     ------        ------         -----          -----          ------
     Net income (loss).........  $(7.4)    $ (7.3)       $  0.3         $ 6.7          $ 0.3          $ (7.4)
                                 =====     ======        ======         =====          =====          ======

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                     WHOLLY OWNED   MOSTLY OWNED
                                         ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                ------   ---------   ------------   ------------   ------------   ------------
Revenues......................  $   --    $   --        $524.9         $32.2          $   --         $557.1
Salaries and benefits.........      --        --         213.9          10.3              --          224.2
Supplies......................      --        --          62.8           4.2              --           67.0
Other operating expenses......      --        --         113.1           5.0              --          118.1
Provision for doubtful
  accounts....................      --        --          39.4           2.6              --           42.0
Depreciation and
  amortization................      --        --          32.4           1.7              --           34.1
Interest expense..............      --      30.9          (0.5)          0.3              --           30.7
Management fees...............      --        --          (0.6)          0.6              --             --
ESOP expense..................      --        --           6.8           0.3              --            7.1
Impairment of long-lived
  assets......................      --        --          (1.4)           --              --           (1.4)
Equity in earnings of
  affiliates..................   (17.9)    (38.8)           --            --            56.7             --
                                ------    ------        ------         -----          ------         ------
                                 (17.9)     (7.9)        465.9          25.0            56.7          521.8
                                ------    ------        ------         -----          ------         ------
Income (loss) before minority
  interests and income
  taxes.......................    17.9       7.9          59.0           7.2           (56.7)          35.3
Minority interests in earnings
  of consolidated entities....      --       2.2            --            --              --            2.2
                                ------    ------        ------         -----          ------         ------
Income (loss) before income
  taxes.......................    17.9       5.7          59.0           7.2           (56.7)          33.1
Provision (benefit) for income
  taxes.......................      --     (12.2)         27.4            --              --           15.2
                                ------    ------        ------         -----          ------         ------
     Net income (loss)........  $ 17.9    $ 17.9        $ 31.6         $ 7.2          $(56.7)        $ 17.9
                                ======    ======        ======         =====          ======         ======

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN MILLIONS)

                                                           WHOLLY OWNED   MOSTLY OWNED
                                               ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                      PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                      ------   ---------   ------------   ------------   ------------   ------------
               ASSETS
Current assets:
  Cash and cash equivalents.........  $  --     $   --       $  12.5         $   --        $    --        $  12.5
  Accounts receivable, net..........     --         --          41.4            5.3             --           46.7
  Inventories.......................     --         --          13.1            1.2             --           14.3
  Deferred taxes and other current
    assets..........................     --         --          25.8            0.1             --           25.9
                                      -----     ------       -------         ------        -------        -------
                                         --         --          92.8            6.6             --           99.4
Property and equipment:
  Land..............................     --         --           7.6            0.3             --            7.9
  Buildings.........................     --         --         194.2            9.9             --          204.1
  Equipment.........................     --         --         250.3           10.3             --          260.6
  Construction in progress..........     --         --          20.2             --             --           20.2
                                      -----     ------       -------         ------        -------        -------
                                         --         --         472.3           20.5             --          492.8
Accumulated depreciation............     --         --        (187.2)         (11.2)            --         (198.4)
                                      -----     ------       -------         ------        -------        -------
                                         --         --         285.1            9.3             --          294.4
Net investment in and advances to
  subsidiaries......................   85.7      333.2            --             --         (418.9)            --
Intangible assets, net..............     --        9.8           6.1           10.5             --           26.4
Other...............................     --         --           0.2             --             --            0.2
                                      -----     ------       -------         ------        -------        -------
                                      $85.7     $343.0       $ 384.2         $ 26.4        $(418.9)       $ 420.4
                                      =====     ======       =======         ======        =======        =======
       LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable..................  $  --     $   --       $  25.9         $  0.6        $    --        $  26.5
  Accrued salaries..................     --         --          14.7             --             --           14.7
  Other current liabilities.........     --        2.5          10.1            0.3             --           12.9
  Current maturities of long-term
    debt............................     --        2.9           0.2             --             --            3.1
                                      -----     ------       -------         ------        -------        -------
                                         --        5.4          50.9            0.9             --           57.2

Intercompany balances to
  affiliates........................     --       (9.7)         (1.0)          10.7             --             --
Long-term debt......................     --      257.1            --             --             --          257.1
Deferred income taxes...............     --         --          12.5             --             --           12.5
Professional liability risks and
  other liabilities.................     --         --           3.4             --             --            3.4
Minority interests in equity of
  consolidated entities.............     --        4.5            --             --             --            4.5
Stockholders' equity................   85.7       85.7         318.4           14.8         (418.9)          85.7
                                      -----     ------       -------         ------        -------        -------
                                      $85.7     $343.0       $ 384.2         $ 26.4        $(418.9)       $ 420.4
                                      =====     ======       =======         ======        =======        =======

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                     WHOLLY OWNED   MOSTLY OWNED
                                         ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                ------   ---------   ------------   ------------   ------------   ------------
            ASSETS
Current assets:
  Cash and cash equivalents...  $   --    $   --       $  39.7         $   --        $    --        $  39.7
  Accounts receivable, net....      --        --          36.4            5.3             --           41.7
  Inventories.................      --        --          12.9            1.0             --           13.9
  Deferred taxes and other
     current assets...........      --        --          22.1            0.1             --           22.2
                                ------    ------       -------         ------        -------        -------
                                    --        --         111.1            6.4             --          117.5
Property and equipment:
  Land........................      --        --           8.4            0.3             --            8.7
  Buildings and
     improvements.............      --        --         227.0            9.9             --          236.9
  Equipment...................      --        --         234.4           10.5             --          244.9
  Construction in progress....      --        --           9.4             --             --            9.4
                                ------    ------       -------         ------        -------        -------
                                    --        --         479.2           20.7             --          499.9
Accumulated depreciation......      --        --        (170.9)         (12.5)            --         (183.4)
                                ------    ------       -------         ------        -------        -------
                                    --        --         308.3            8.2             --          316.5
Net investment in and advances
  to subsidiaries.............   128.4     401.5            --             --         (529.9)            --
Intangible assets, net........      --       9.1          34.5           10.2             --           53.8
Other.........................      --        --           0.2             --             --            0.2
                                ------    ------       -------         ------        -------        -------
                                $128.4    $410.6       $ 454.1         $ 24.8        $(529.9)       $ 488.0
                                ======    ======       =======         ======        =======        =======
    LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable............  $   --    $   --       $  15.6         $  0.5        $    --        $  16.1
  Accrued salaries............      --        --          13.8             --             --           13.8
  Other current liabilities...      --       2.6           8.2            0.3             --           11.1
  Current maturities of
     long-term debt...........      --      11.0           0.1             --             --           11.1
                                ------    ------       -------         ------        -------        -------
                                    --      13.6          37.7            0.8             --           52.1

Intercompany balances to
  affiliates..................      --     (14.3)          6.4            7.9             --             --
Long-term debt................      --     278.3            --             --             --          278.3
Deferred income taxes.........      --        --          15.2             --             --           15.2
Professional liability risks
  and other liabilities.......      --        --           9.4             --             --            9.4
Minority interests in equity
  of consolidated entities....      --       4.6            --             --             --            4.6
Stockholders' equity..........   128.4     128.4         385.4           16.1         (529.9)         128.4
                                ------    ------       -------         ------        -------        -------
                                $128.4    $410.6       $ 454.1         $ 24.8        $(529.9)       $ 488.0
                                ======    ======       =======         ======        =======        =======

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN MILLIONS)

                                                                 WHOLLY
                                                                 OWNED       MOSTLY OWNED
                                                  ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                         PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                         ------   ---------   ------------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss)....................  $ (7.4)    $(7.3)       $ 0.3           $6.7          $  0.3         $(7.4)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    ESOP expense.......................      --        --          2.9             --              --           2.9
    Equity in earnings of affiliates...     7.3      (7.0)          --             --            (0.3)           --
    Provision for doubtful accounts....      --        --         35.4            2.8              --          38.2
    Depreciation and amortization......      --        --         29.7            1.7              --          31.4
    Minority interests in earnings of
      consolidated entities............      --       1.9           --             --              --           1.9
    Deferred income taxes (benefit)....      --        --        (13.8)            --              --         (13.8)
    Impairment of long-lived assets....      --        --         25.4             --              --          25.4
    Reserve for professional liability
      risk.............................      --        --          3.4             --              --           3.4
    Increase (decrease) in cash from
      operating assets and liabilities:
         Accounts receivable...........      --        --        (27.5)          (2.3)             --         (29.8)
         Inventories and other current
           assets......................      --        --         (0.8)          (0.3)             --          (1.1)
         Accounts payable and accrued
           expenses....................      --      17.7        (10.3)          (0.3)             --           7.1
         Income taxes payable..........      --        --         (0.3)            --              --          (0.3)
    Other..............................     0.1       1.8         (0.5)            --              --           1.4
                                         ------     -----        -----           ----          ------         -----
         Net cash provided by operating
           activities..................      --       7.1         43.9            8.3              --          59.3
Cash flows from investing activities:
  Purchases of property and equipment,
    net................................      --        --        (63.6)          (1.2)             --         (64.8)
  Other................................      --        --         (4.0)            --              --          (4.0)
                                         ------     -----        -----           ----          ------         -----
         Net cash used in investing
           activities..................      --        --        (67.6)          (1.2)             --         (68.8)
Cash flows from financing activities:
  Distributions........................      --        --          6.0           (6.0)             --            --
    Increase (decrease) in intercompany
      balances with affiliates, net....      --      (7.1)         7.9           (0.8)             --            --
    Increase (decrease) in intercompany
      balances with HCA, net...........      --        --         22.4             --              --          22.4
    Other..............................      --        --         (0.1)          (0.3)             --          (0.4)
                                         ------     -----        -----           ----          ------         -----
         Net cash (used in) provided by
           financing activities........      --      (7.1)        36.2           (7.1)             --          22.0
                                         ------     -----        -----           ----          ------         -----
Change in cash and cash equivalents....      --        --         12.5             --              --          12.5
Cash and cash equivalents at beginning
  of period............................      --        --           --             --              --            --
                                         ------     -----        -----           ----          ------         -----
Cash and cash equivalents at end of
  period...............................  $   --     $  --        $12.5           $ --          $   --         $12.5
                                         ======     =====        =====           ====          ======         =====

                           LIFEPOINT HOSPITALS, INC.

                           LIFEPOINT HOSPITALS, INC.
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                                WHOLLY
                                                                OWNED       MOSTLY OWNED
                                                 ISSUER OF    GUARANTOR      GUARANTOR                    CONSOLIDATED
                                        PARENT     NOTES     SUBSIDIARIES    SUBSIDIARY    ELIMINATIONS      TOTAL
                                        ------   ---------   ------------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss)...................  $ 17.9     $17.9        $31.6           $7.2          $(56.7)        $17.9
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    ESOP expense......................      --        --          6.8            0.3              --           7.1
    Equity in earnings of
      affiliates......................   (17.9)    (38.8)          --             --            56.7            --
    Provision for doubtful accounts...      --        --         39.4            2.6              --          42.0
    Depreciation and amortization.....      --        --         32.4            1.7              --          34.1
    Minority interests in earnings of
      consolidated entities...........      --       2.2           --             --              --           2.2
    Deferred income taxes (benefit)...      --        --         13.6             --              --          13.6
    Gain on impairment of long-lived
      assets..........................      --        --         (1.4)            --              --          (1.4)
    Reserve for professional liability
      risk............................      --        --          5.4             --              --           5.4
    Increase (decrease) in cash from
      operating assets and
      liabilities, net of effects from
      acquisitions and divestitures:
         Accounts receivable..........      --        --        (30.2)          (2.6)             --         (32.8)
         Inventories and other current
           assets.....................      --        --         (1.9)           0.2              --          (1.7)
         Accounts payable and accrued
           expenses...................      --       0.1        (11.4)          (0.1)             --         (11.4)
         Income taxes payable.........      --        --          6.2             --              --           6.2
    Other.............................      --       0.5          1.7             --              --           2.2
                                        ------     -----        -----           ----          ------         -----
         Net cash (used in) provided
           by operating activities....      --     (18.1)        92.2            9.3              --          83.4
Cash flows from investing activities:
  Purchases of property and equipment,
    net...............................      --        --        (31.1)          (0.3)             --         (31.4)
  Purchases of facilities.............      --        --        (82.4)            --              --         (82.4)
  Proceeds from sale of facilities....      --        --         24.3             --              --          24.3
  Other...............................      --      (2.0)        (0.3)            --              --          (2.3)
                                        ------     -----        -----           ----          ------         -----
         Net cash used in investing
           activities.................      --      (2.0)       (89.5)          (0.3)             --         (91.8)
Cash flows from financing activities:
  Borrowings under bank debt..........      --      35.0           --             --              --          35.0
  Repayments of bank debt.............      --      (5.7)          --             --              --          (5.7)
  Distributions.......................      --        --          6.6           (6.6)             --            --
  Proceeds from exercise of stock
    options...........................      --        --          7.2             --              --           7.2
  Increase (decrease) in intercompany
    balances with affiliates, net.....      --      (8.3)        10.7           (2.4)             --            --
  Other...............................      --      (0.9)          --             --              --          (0.9)
                                        ------     -----        -----           ----          ------         -----
         Net cash provided by (used
           in) financing activities...      --      20.1         24.5           (9.0)             --          35.6
                                        ------     -----        -----           ----          ------         -----
Change in cash and cash equivalents...      --        --         27.2             --              --          27.2
Cash and cash equivalents at beginning
  of period...........................      --        --         12.5             --              --          12.5
                                        ------     -----        -----           ----          ------         -----
Cash and cash equivalents at end of
  period..............................  $   --     $  --        $39.7           $ --          $   --         $39.7
                                        ======     =====        =====           ====          ======         =====

                           LIFEPOINT HOSPITALS, INC.

NOTE 9 -- STOCK BENEFIT PLANS

     In connection with the Distribution, the Company adopted the 1998 Long-Term Incentive Plan, for which 5,425,000 shares of the Company's Common Stock have been reserved for issuance. The 1998 Long-Term Incentive Plan authorizes the grant of stock options, stock appreciation rights and other stock based awards to officers and employees of the Company. On the Distribution Date, approximately 591,900 stock options were granted under this plan, relating to pre-existing vested HCA options. These options were granted at various prices, were exercisable on the date of grant, and expire at various dates not to exceed 10 years. Options to purchase an additional 2,740,000 and 260,700 shares were granted to the Company's employees during the years ended December 31, 1999 and 2000, respectively, under this plan with an exercise price of the fair market value on the date of grant. These options are exercisable beginning in part from the date of grant to five years after the date of grant. All options granted under this plan expire in 10 years from the date of grant. The Company also granted 340,000 options to HCA executives in 1999 with an exercise price of the fair market value on the date of grant. These options were exercisable on the date of grant and HCA paid the Company $1.5 million in exchange for the issuance of these options.

     The Company also adopted the Executive Stock Purchase Plan in 1999, in which 1,000,000 shares of the Company's Common Stock were reserved and subsequently issued. The Executive Stock Purchase Plan grants a right to specified executives of the Company to purchase shares of Common Stock from the Company. The Company loaned each participant in the plan 100% of the purchase price of the Company's Common Stock at the fair value based on the date of purchase (approximately $10.2 million), on a full recourse basis at interest rates ranging from 5.2% to 5.3%. The loans are reflected as a reduction to stockholders' equity as "Notes receivable for shares sold to employees". As of December 31, 2000, approximately $3.0 million of such loans have been paid under the Executive Stock Purchase Plan. In addition, such executives have been granted options equal to three-quarters of a share for each share purchased. Options to purchase 750,000 shares had been issued pursuant to the 1998 Long-Term Incentive Plan and 219,512 such options have been exercised as of December 31, 2000. The exercise price of these stock options is equal to the fair value on the date of grant. The options expire in 10 years and are exercisable 50% on the date of grant and 50% five years after the Distribution.

     In addition, the Company has a Management Stock Purchase Plan which provides to certain designated employees an opportunity to purchase restricted shares of its Common Stock at a discount through payroll deductions over six month intervals. Shares of Common Stock reserved for this plan were 250,000 at December 31, 2000. Approximately 79,000 restricted shares were issued to employees during the year ended December 31, 2000 under this plan.

     The Company also adopted an Outside Directors Plan for which 175,000 shares of the Company's Common Stock have been reserved for issuance. Approximately 20,000 and 37,700 options were granted under such plan to non-employee directors during the years ended December 31, 1999 and 2000, respectively. These options are exercisable beginning in part from the date of grant to three years after the date of grant and expire 10 years after grant.

     In addition, the Company granted an option to purchase 50,000 shares of the Company to The LifePoint Community Foundation in 1999. The exercise price of the stock option was equal to the fair value on the date of grant.

                           LIFEPOINT HOSPITALS, INC.

     Presented below is a summary of stock option activity for 1999 and 2000:

                                              STOCK         OPTION PRICE   WEIGHTED AVERAGE
                                             OPTIONS         PER SHARE      EXERCISE PRICE
                                            ----------      ------------   ----------------
Balances, December 31, 1998...............          --      $         --        $   --
  Conversion of HCA options...............     591,900        0.07-18.38         12.12
  Granted.................................   3,900,000        7.63-12.00         10.62
  Exercised...............................      (9,300)       0.18-12.33          9.01
  Cancelled...............................     (71,200)       0.18-18.38         12.63
                                            ----------
Balances, December 31, 1999...............   4,411,400        0.07-18.38         10.79
  Granted.................................     298,400       17.25-39.69         22.06
  Exercised...............................  (1,268,800)       0.07-18.38         10.80
  Cancelled...............................    (101,300)       0.18-19.88         12.75
                                            ----------
Balances, December 31, 2000...............   3,339,700        0.07-39.69         11.73
                                            ==========

     At December 31, 2000, there were approximately 982,200 options available for grant.

     The following table summarizes information regarding the options outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING
                   ------------------------------------    OPTIONS EXERCISABLE
                                  WEIGHTED                ----------------------
                                   AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                     NUMBER       REMAINING    AVERAGE    EXERCISABLE   AVERAGE
    RANGE OF       OUTSTANDING   CONTRACTUAL   EXERCISE       AT        EXERCISE
EXERCISE PRICES    AT 12/31/00      LIFE        PRICE      12/31/00      PRICE
----------------   -----------   -----------   --------   -----------   --------
$ 0.07 to $ 5.81       20,500         1         $ 0.22        20,500     $0.22
  3.56 to   8.76       55,200         2           5.66        55,200      5.66
  5.56 to  10.95       18,700         3           8.21        18,700      8.21
 11.87 to  13.13       68,500         4          11.87        68,500     11.87
 12.22 to  14.98       59,200         5          12.33        59,200     12.33
 14.16 to  17.73      101,800         6          16.25       101,800     16.25
 17.11 to  18.38       30,900         7          18.34        30,900     18.34
 12.90 to  15.64       20,700         8          13.11        20,700     13.11
  7.63 to  12.00    2,694,100         9          10.61     1,008,500     10.64
 17.25 to  39.69      270,100        10          22.54         5,600     29.56
                    ---------                              ---------
                    3,339,700                              1,389,600
                    =========                              =========

     If the Company had measured compensation cost for the stock options granted during 1999 and 2000 under the fair value based method prescribed by SFAS No. 123, the net income (loss) would have been changed to the pro forma amounts set forth below (dollars in millions, except per share amounts):

                                                               1999    2000
                                                              ------   -----
Net income (loss):
  As reported...............................................  $ (7.4)  $17.9
  Pro forma.................................................    (8.1)   16.6
Basic earnings (loss) per share:
  As reported...............................................  $(0.24)  $0.57
  Pro forma.................................................   (0.26)   0.52
Diluted earnings (loss) per share:
  As reported...............................................  $(0.24)  $0.54
  Pro forma.................................................   (0.26)   0.50

                           LIFEPOINT HOSPITALS, INC.

     The effect of applying SFAS No. 123 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

     The per share weighted-average fair value of stock options granted (including conversion of HCA options in 1999) during 1999 and 2000 was $3.73 and $9.22, respectively, on the date of grant using a Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:

                                                                1999         2000
                                                              --------     --------
Risk free interest rate.....................................     5.90%        6.16%
Expected life, in years.....................................       4.7          3.8
Expected volatility.........................................     35.0%        45.0%

NOTE 10 -- CAPITAL STOCK

  Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

  Preferred Stock

     The certificate of incorporation provides that up to 10,000,000 shares of preferred stock, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $.01 per share, may be issued. The board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock, and the number of shares constituting any series and the designations of this series, without any further vote or action by the stockholders. Because the terms of the preferred stock may be fixed by the board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of our management more difficult.

  Preferred Stock Purchase Rights

     Pursuant to a stockholders' rights plan, each outstanding share of common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A preferred stock at a price of $35 per one one-thousandth of a share, subject to adjustment.

     Each share of Series A preferred stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of liquidation, dissolution or winding up, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. The rights are not exercisable until the rights distribution date as defined in the stockholders' rights plan. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged.

                           LIFEPOINT HOSPITALS, INC.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the board of directors to be in the best interests of all stockholders. The rights should not interfere with any merger or other business combination approved by the board of directors.

NOTE 11 -- RETIREMENT PLANS

     In connection with the Distribution, the Company established the LifePoint Employee Stock Ownership Plan ("ESOP"), a defined contribution retirement plan which covers substantially all employees. The ESOP purchased from the Company approximately 8.3% of the Company's Common Stock at fair market value (approximately 2.8 million shares at $11.50 per share). Shares are allocated ratably to employee accounts over a period of 10 years (1999 through 2008). The shares held by the ESOP which have not yet been allocated to employee accounts are included in stockholders' equity as "Unearned ESOP compensation." Unearned ESOP shares are released at historical cost upon being allocated to employee accounts. ESOP expense is recognized using the average market price of shares committed to be released during the accounting period with any difference between the average market price and the cost being charged or credited to capital in excess of par value. As the shares are committed to be released, the shares become outstanding for earnings per share calculations. ESOP expense was
2.9 million and $7.1 million for the years ended December 31, 1999 and 2000, respectively.

     The ESOP shares as of December 31, 2000 were as follows:

Allocated shares............................................         379,671
Shares committed to be released.............................         179,673
Unreleased shares...........................................       2,237,375
                                                              --------------
          Total ESOP shares.................................       2,796,719
                                                              ==============
Fair value of unreleased shares.............................  $112.1 million

     Prior to the Distribution, the Company participated in HCA's defined contribution retirement plans, which covered substantially all employees. Benefits were determined primarily as a percentage of a participant's earned income and were vested over specific periods of employee service. Certain plans also required the Company to make matching contributions at certain percentages. The cost of these plans was $5.3 million during 1998. Amounts approximately equal to expense for these plans were funded annually. After the Distribution, the Company no longer participated in these plans.

NOTE 12 -- CONTINGENCIES

  Significant Legal Proceedings

     Various lawsuits, claims and legal proceedings have been and are expected to be instituted or asserted against HCA and the Company, including those relating to shareholder derivative and class action complaints; purported class action lawsuits filed by patients and payers alleging, in general, improper and fraudulent billing, coding and physician referrals, as well as other violations of law; certain qui tam or "whistleblower" actions alleging, in general, unlawful claims for reimbursement or unlawful payments to physicians for the referral of patients, as well as other violations and litigation matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that the Company's results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies. (See Note 3, for a description of the ongoing government investigations and HCA's obligations to indemnify the Company with respect to losses incurred by the Company arising from such governmental investigations and related proceedings.)

                           LIFEPOINT HOSPITALS, INC.

     On January 12, 2001, Access Now, Inc., a disability rights organization, filed a class action lawsuit against each of the Company's hospitals alleging non-compliance with the accessibility guidelines under the Americans with Disabilities Act. The lawsuit, filed in the United States District Court for the Eastern District of Tennessee, seeks injunctive relief requiring facility modification, where necessary, to meet the Americans with Disabilities Act guidelines, along with attorneys fees and costs. The Company is working with Access Now to determine the scope of facility modification needed to comply with the Act.

  Corporate Integrity Agreement

     In December 2000, the Company entered into a corporate integrity agreement with the Office of Inspector General and agreed to maintain its compliance program in accordance with the corporate integrity agreement. Complying with the compliance measures and reporting and auditing requirements of the corporate integrity agreement will require additional efforts and costs. Failure to comply with the terms of the corporate integrity agreement could subject the Company to significant monetary penalties.

  General Liability Claims

     The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts, for wrongful restriction of, or interference with, physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against the Company which may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

  Physician Commitments

     The Company has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may loan certain amounts of money to a physician, normally over a period of one year, to assist in establishing his or her practice. The Company has committed to advance amounts of approximately $10.9 million at December 31, 2000. The actual amount of such commitments to be subsequently advanced to physicians often depends upon the financial results of a physician's private practice during the guaranteed period. Generally, amounts advanced under the recruiting agreements may be forgiven prorata over a period of 48 months contingent upon the physician continuing to practice in the respective community. It is management's opinion that amounts actually advanced and not repaid will not have a material adverse effect on the Company's results of operations or financial position.

  Acquisitions

     The Company has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

                           LIFEPOINT HOSPITALS, INC.

NOTE 13 -- OTHER INFORMATION

     A summary of other current liabilities as of December 31 follows (in millions):

                                                              1999      2000
                                                              -----     -----
Employee benefit plan.......................................  $ 2.7     $ 3.2
Accrued interest related to long-term debt..................    2.6       2.6
Taxes, other than income....................................    0.3       0.3
Other.......................................................    7.3       5.0
                                                              -----     -----
                                                              $12.9     $11.1
                                                              =====     =====

     A summary of activity in the Company's allowance for doubtful accounts follows (in millions):

                                                             ADDITIONS      ACCOUNTS
                                               BALANCES AT   CHARGED TO   WRITTEN OFF,    BALANCE
                                                BEGINNING    COSTS AND       NET OF       AT END
                                                OF PERIOD     EXPENSES     RECOVERIES    OF PERIOD
                                               -----------   ----------   ------------   ---------
Allowance for doubtful accounts:
  Year ended December 31, 1998...............     $37.5        $41.6         $(30.8)       $48.3
  Year ended December 31, 1999...............      48.3         38.2          (36.2)        50.3
  Year ended December 31, 2000...............      50.3         42.0          (40.0)        52.3

NOTE 14 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share from continuing operations (dollars and shares in millions, except per share amounts):

                                                             1998      1999     2000
                                                            ------    ------    -----
Numerator (a):
  Income (loss) from continuing operations................  $(17.7)   $ (7.4)   $17.9
Denominator (b):
  Share reconciliation:
  Shares used for basic earnings (loss) per share.........    30.0      30.5     31.6
     Effect of dilutive securities (c):
       Stock options and other............................      --        --      1.3
                                                            ------    ------    -----
  Shares used for diluted earnings (loss) per share.......    30.0      30.5     32.9
                                                            ======    ======    =====
Earnings (loss) per share:
  Basic earnings (loss) per share from continuing
     operations...........................................  $(0.59)   $(0.24)   $0.57
                                                            ======    ======    =====
  Diluted earnings (loss) per share from continuing
     operations...........................................  $(0.59)   $(0.24)   $0.54
                                                            ======    ======    =====

---------------

(a) Amount is used for both basic and diluted earnings (loss) per share computations since there is no earnings effect related to the dilutive securities.
(b) The Company expected to issue 30,000,000 shares of Common Stock at the time of the Distribution. Earnings per share information has been presented as if the 30,000,000 shares had been outstanding for the year ended December 31, 1998.
(c) The dilutive effect of approximately 0.2 million and 0.1 million shares, related to stock options, for the years ended December 31, 1998 and 1999, respectively, was not included in the computation of diluted loss per share because to do so would have been antidilutive for those periods.

                           LIFEPOINT HOSPITALS, INC.

NOTE 15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximates fair value.

     The carrying value of long-term debt (including current portion) was $289.4 million for the year ended December 31, 2000. The fair value of long-term debt (including current portion) was $301.4 million for the year ended December 31, 2000. The fair value of the Notes has been determined using the quoted market price at December 31, 2000. The fair values of the remaining long-term debt are estimated using discounted cash flows, based on the Company's incremental borrowing rates.

NOTE 16 -- UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein (dollars in millions, except per share amounts).

                                                                  1999
                                                  ------------------------------------
                                                  FIRST     SECOND    THIRD     FOURTH
                                                  ------    ------    ------    ------
Revenues........................................  $134.2    $128.2    $125.4    $127.4
Net income (loss)...............................     4.0       1.0       1.1     (13.5)(a)
Basic and diluted earnings (loss) per share.....    0.13      0.04      0.03     (0.44)(a)

                                                                  2000
                                                  ------------------------------------
                                                  FIRST     SECOND    THIRD     FOURTH
                                                  ------    ------    ------    ------
Revenues........................................  $136.0    $133.3    $145.3    $142.5
Net income......................................     4.0       3.7       4.8(b)    5.4
Basic earnings per share........................    0.13      0.12      0.15(b)   0.17
Diluted earnings per share......................    0.13      0.11      0.14      0.16

---------------

(a) During the fourth quarter of 1999, the Company recorded a $25.4 million pre-tax charge ($16.2 million after tax) related to the impairment of certain long-lived assets (See Note 6 -- Impairment of Long-Lived Assets).
(b) During the third quarter of 2000, the Company recorded a $1.4 million pretax gain ($0.8 million after tax) related to a previously impaired asset (See
    Note 6 -- Impairment of Long-Lived Assets).

NOTE 17 -- SUBSEQUENT EVENT

     Effective January 2, 2001, the Company entered into a two-year lease to operate Bluegrass Community Hospital in Versailles, Kentucky.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,300,000 SHARES

                                (LIFEPOINT LOGO)

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON SMITH BARNEY

                         SUNTRUST EQUITABLE SECURITIES

                                UBS WARBURG LLC

                                            , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         [ALTERNATE INTERNATIONAL PAGE]

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 16, 2001

PROSPECTUS

                                3,300,000 SHARES

                                 LIFEPOINT LOGO

                                  COMMON STOCK
                             ----------------------

     We are offering 3,300,000 shares. The international managers are offering 660,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 2,640,000 shares in the U.S. and Canada.

     Our shares are quoted on the Nasdaq National Market under the symbol "LPNT." On February 14, 2001, the last price of our common stock as reported on the Nasdaq National Market was $39.13 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE          TOTAL
                                                             ---------          -----
Public offering price......................................     $                 $
Underwriting discount......................................     $                 $
Proceeds, before expenses, to LifePoint....................     $                 $

     The international managers may also purchase up to an additional 99,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 396,000 shares from us.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about
          , 2001.
                             ----------------------

MERRILL LYNCH INTERNATIONAL                           CREDIT SUISSE FIRST BOSTON
SALOMON SMITH BARNEY
                                SUNTRUST EQUITABLE SECURITIES
                                                        UBS WARBURG
                             ----------------------
                THE DATE OF THIS PROSPECTUS IS           , 2001.

                         [ALTERNATE INTERNATIONAL PAGE]

                                 LIFEPOINT MAP
[Map of the United States identifying 21 hospitals located in seven states]

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary..............................    3
Risk Factors....................................    9
Forward-Looking Statements......................   16
Use of Proceeds.................................   17
Dividend Policy.................................   17
Price Range of Common Stock.....................   18
Capitalization..................................   19
Selected Consolidated Financial and Other
  Operating Data................................   20
Unaudited Pro Forma Condensed Consolidated
  Financial Statements..........................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   25

                                                  PAGE
                                                  ----
Business........................................   35
Management......................................   51
Principal Stockholders..........................   53
Description of Capital Stock....................   55
Material United States Federal Income and Estate
  Tax Considerations for Non-United States
  Holders.......................................   59
Underwriting....................................   62
Legal Matters...................................   65
Experts.........................................   65
Where You Can Find Additional Information.......   66
Incorporation of Certain Information by
  Reference.....................................   66
Index to Financial Statements...................  F-1

                         [ALTERNATE INTERNATIONAL PAGE]

                                  UNDERWRITING

     We intend to offer the shares outside the U.S. and Canada through Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited, SunTrust Equitable Securities Corporation and UBS Warburg as the international managers. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of 2,640,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                 NUMBER
                   INTERNATIONAL MANAGER                        OF SHARES
                   ---------------------                        ---------
Merrill Lynch International.................................
Credit Suisse First Boston (Europe) Limited.................
Salomon Brothers International Limited......................
SunTrust Equitable Securities Corporation...................
UBS Warburg.................................................
                                                                 -------
             Total..........................................     660,000
                                                                 =======

     We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., SunTrust Equitable Securities Corporation and UBS Warburg LLC are acting as U.S. underwriters. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 660,000 shares to the pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and U.S. underwriters severally have agreed to purchase 2,640,000 shares from us. The public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the international and U.S. purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

     We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The international managers have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at the price less a
concession not in excess of $          per share. The international managers may
allow, and the dealers may reallow, a discount not in excess of $          per
share to other dealers. After the offering, the public offering price, concession and discount may be changed.

                         [ALTERNATE INTERNATIONAL PAGE]

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                             PER SHARE  WITHOUT OPTION  WITH OPTION
                                                             ---------  --------------  -----------
Public offering price......................................      $            $              $
Underwriting discount......................................      $            $              $
Proceeds, before expenses, to LifePoint....................      $            $              $

     The expenses of the offering, not including the underwriting discount, are estimated at $1.6 million and are payable by LifePoint.

OVER-ALLOTMENT OPTION

     The international managers may also purchase up to 99,000 additional shares from us at the public offering price, less the underwriting discount. The international managers may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise this option, each will be obligated, subject to conditions contained in the international purchase agreement, to purchase a number of additional shares proportionate to that international managers initial amount reflected in the above table.

     The U.S. underwriters may also purchase up to 396,000 additional shares from us to cover any over-allotments on terms similar to those granted to the international managers. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not directly or indirectly to:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

                         [ALTERNATE INTERNATIONAL PAGE]

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     Notwithstanding the foregoing, Merrill Lynch has agreed to an exception to these agreements to permit the sale of up to 250,000 shares of common stock in the aggregate by six of our executive officers. We may also issue shares of common stock or options to purchase shares of common stock pursuant to our existing employee benefit plans or upon exercise or conversion of any security outstanding on the date hereof.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     Our shares are quoted on the Nasdaq National Market under the symbol
"LPNT."

NASD REGULATION

     More than ten percent of the proceeds of the offering will be applied to pay down debt obligations owed to affiliates of SunTrust Equitable Securities Corporation. Because more than ten percent of the net proceeds of the offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

PRICE STABILIZATION, SHORT POSITIONS

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit underwriters from bidding for and purchasing our common stock. However, the U.S. underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. underwriters may reduce that short position by purchasing shares in the open market. The U.S. underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short term position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. underwriters or the international managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

     Each international manager has agreed that

     - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

                         [ALTERNATE INTERNATIONAL PAGE]

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from, or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to our company, or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. An affiliate of SunTrust Equitable Securities Corporation is a participating lender under our bank credit agreement.

     Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares offered hereby will be passed upon for LifePoint by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements, the consolidated financial statements of LifePoint Hospitals Holdings, Inc. and the financial statements of

                         [ALTERNATE INTERNATIONAL PAGE]

Dodge City Healthcare Group, L.P. all included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements, the consolidated financial statements of LifePoint Hospitals Holdings, Inc. and the financial statements of Dodge City Healthcare Group, L.P. are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Reports and other information concerning us can also be inspected at the offices of Nasdaq, 33 Whitehall Street, New York, New York 10004-2193.

     We have filed a registration statement on Form S-3 with the SEC covering the common stock. For further information on LifePoint and the securities we are offering in this prospectus, you should refer to our registration statement, its exhibits and the documents incorporated by reference therein. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents.

     You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supercede this prospectus.

     We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000;

     - our Current Reports on Form 8-K, filed on May 31, 2000, June 9, 2000, June 28, 2000, October 5, 2000, October 19, 2000 and February 16, 2001;
       and

     - the description of our capital stock contained in our registration statement on Form 10, dated December 11, 1998, as amended.

                         [ALTERNATE INTERNATIONAL PAGE]

     You may request a copy of these filings, at not cost, by writing or telephoning our Corporate Secretary at the following address:

     LifePoint Hospitals, Inc.
     103 Powell Court, Suite 200
     Brentwood, Tennessee 37027
     Attention: Corporate Secretary
     (615) 372-8500

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

     - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     Such documents will become a part of this prospectus from the date such document is filed.

     Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                         [ALTERNATE INTERNATIONAL PAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,300,000 SHARES

                                (LIFEPOINT LOGO)

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                          MERRILL LYNCH INTERNATIONAL

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON SMITH BARNEY

                         SUNTRUST EQUITABLE SECURITIES

                                  UBS WARBURG

                                            , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses to be incurred in connection with this registration statement are as follows:

Commission registration fee.................................  $   36,651
State qualification expenses (including legal fees).........       1,500
Auditor's fees and expenses.................................     150,000
National Association of Securities Dealers, Inc. fee........      15,000
Printing and engraving fees and expenses....................      75,000
Transfer agent and registrar fees and expenses..............      25,000
Legal fees and expenses.....................................     350,000
Miscellaneous expenses......................................     946,849
                                                              ----------
               Total........................................  $1,600,000
                                                              ==========

     All expenses, other than the Commission registration fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

     - breach of the director's duty of loyalty;

     - acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

     - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

     - any transaction from which the director derives an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

     In addition, we maintain and pay premiums on an insurance policy on behalf of our officers and directors covering losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

     The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  1.1     --   Form of Underwriting Agreement(a)
  4.1     --   Certificate of Incorporation(b)
  4.2     --   Bylaws(b)
  4.3     --   Rights Agreement dated as of May 11, 1999 between the
               Registrant and National City Bank as Rights Agent(b)
  4.4     --   Specimen Common Stock Certificate(c)
  5.1     --   Opinion of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company, including consent(a)
 23.1     --   Consent of Ernst & Young LLP(a)
 23.2     --   Consent of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company (included in Exhibit 5.1)
 24.1     --   Power of Attorney (included on signature page)(a)

---------------

(a) Filed herewith
(b) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 0-29818.
(c) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, File No. 0-29818.

ITEM 17.  UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 479(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on February 15, 2001.

                                          LIFEPOINT HOSPITALS, INC.

                                          By:  /s/ JAMES M. FLEETWOOD, JR.
                                            ------------------------------------
                                                  James M. Fleetwood, Jr.
                                             Chairman, Chief Executive Officer,
                                                Chief Operating Officer and
                                                          President

     KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below on this registration statement hereby constitutes and appoints James M. Fleetwood, Jr. and Kenneth C. Donahey, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this registration statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----

             /s/ JAMES M. FLEETWOOD, JR.               Chairman, Chief Executive      February 15, 2001
-----------------------------------------------------    Officer, Chief Operating
               James M. Fleetwood, Jr.                   Officer, President and
                                                         Director (Principal
                                                         Executive Officer)

               /s/ KENNETH C. DONAHEY                  Senior Vice President and      February 15, 2001
-----------------------------------------------------    Chief Financial Officer
                 Kenneth C. Donahey                      (Principal Financial and
                                                         Accounting Officer)

               /s/ RICKI TIGERT HELFER                           Director             February 15, 2001
-----------------------------------------------------
                 Ricki Tigert Helfer

           /s/ JOHN E. MAUPIN, JR., D.D.S.                       Director             February 15, 2001
-----------------------------------------------------
             John E. Maupin, Jr., D.D.S.

                /s/ DEWITT EZELL, JR.                            Director             February 15, 2001
-----------------------------------------------------
                  DeWitt Ezell, Jr.

                /s/ WILLIAM V. LAPHAM                            Director             February 15, 2001
-----------------------------------------------------
                  William V. Lapham

                /s/ RICHARD H. EVANS                             Director             February 15, 2001
-----------------------------------------------------
                  Richard H. Evans

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS
-------                        -----------------------
   1.1  --   Form of Underwriting Agreement(a)
   4.1  --   Certificate of Incorporation(b)
   4.2  --   Bylaws(b)
   4.3  --   Rights Agreement dated as of May 11, 1999 between the
             Registrant and National City Bank as Rights Agent(b)
   4.4  --   Specimen Common Stock Certificate(c)
   5.1  --   Opinion of Waller Lansden Dortch & Davis, A Professional
             Limited Liability Company, including consent(a)
  23.1  --   Consent of Ernst & Young LLP(a)
  23.2  --   Consent of Waller Lansden Dortch & Davis, A Professional
             Limited Liability Company (included in Exhibit 5.1)
  24.1  --   Power of Attorney (included on signature page)(a)

---------------

(a) Filed herewith
(b) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q, for the quarter ended March 31, 1999, File No. 0-29818.
(c) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, File No. 0-29818.